Exhibit 99.1

Confidential

CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT (I) IS NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

JOINT RESEARCH AND COLLABORATION AGREEMENT

BY AND BETWEEN

CELLECTIS S.A.

AND

ASTRAZENECA IRELAND LIMITED

DATED NOVEMBER 1, 2023

TABLE OF CONTENTS

Article 1 Definitions		1

Article 2 Research Programs		19

2.1	Overview	19
2.2	Target Pool	19
2.3	Research Plans	21
2.4	Conduct of Research Activities	22
2.5	Development Candidates	23
2.6	Records, Reports, and Materials	24

Article 3 Option; Licenses; Exclusivity; Rights of Negotiation		25

3.1	Option	25
3.2	License Grants to AstraZeneca	26
3.3	License Grant to Cellectis	26
3.4	Sublicensing Rights	26
3.5	Subcontractors	27
3.6	Upstream Licenses	27
3.7	Knowledge and Technology Transfer	29
3.8	No Implied Licenses; Retained Rights	29
3.9	Competing Product Exclusivity	29
3.10	AstraZeneca Rights of Negotiation	30
3.11	Cellectis Right to Negotiate	31

Article 4 Governance		32

4.1	Joint Steering Committee	32
4.2	Joint Project Teams	34
4.3	Alliance Managers	35
4.4	Additional Participants	35
4.5	Decision-Making	35
4.6	General Authority	36
4.7	Dispute Resolution	36

Article 5 Development		36

5.1	Licensed Product Development	36
5.2	Development Diligence	37
5.3	Development Reports	37
5.4	[***] Findings Sharing	37

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Article 6 Regulatory Affairs		37

6.1	Regulatory Activities	37
6.2	Cellectis Regulatory Support	37
6.3	Assignment of Regulatory Documentation	38
6.4	Right of Reference	38
6.5	Recalls, Suspensions, or Withdrawals	38
6.6	Global Safety Database	38

Article 7 Manufacturing and Technology Transfer		38

7.1	Pre-Option Exercise Date	38
7.2	Post-Option Exercise Date	39
7.3	AstraZeneca Option for Additional Cellectis Manufacturing Capacity	39
7.4	Manufacturing Technology Transfers	39

Article 8 Commercialization		40

8.1	In General	40
8.2	Booking of Net Sales	40
8.3	Commercialization Diligence	40
8.4	Licensed Product Trademarks	41

Article 9 Financial Terms		41

9.1	Upfront Payment	41
9.2	Cellectis Research Costs	41
9.3	Milestones	42
9.4	Royalty Payments	44
9.5	Sublicensing Revenue	45
9.6	Combination Products Adjustment	45
9.7	Royalty Reports; Payments	46
9.8	Mode of Payment	46
9.9	Taxes	46
9.10	Interest on Late Payments	48
9.11	Financial Records	48
9.12	Audit	48
9.13	Right to Offset	49

Article 10 Intellectual Property		49

10.1	Ownership of Intellectual Property	49
10.2	Prosecution and Maintenance	51

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10.3	Enforcement	54
10.4	Defense	56
10.5	Common Ownership Under Joint Research Agreements	56
10.6	UPC	56

Article 11 Confidentiality		56

11.1	Confidential Information	56
11.2	Exceptions	57
11.3	Permitted Disclosures	57
11.4	Publicity	59
11.5	No Use of Name	59
11.6	Publications and Presentations	59

Article 12 Representations and Warranties; Covenants		60

12.1	Mutual Representations and Warranties	60
12.2	Additional Representations of Cellectis as of the Effective Date	61
12.3	Additional Representations of Cellectis as of the Option Exercise Date	62
12.4	Compliance Covenants	65
12.5	Additional Covenants of Cellectis	66
12.6	Disclaimer	66

Article 13 Indemnification; Limitation of Liability; Insurance		66

13.1	Indemnification of Cellectis by AstraZeneca	66
13.2	Indemnification of AstraZeneca by Cellectis	67
13.3	Conditions to Indemnification	67
13.4	Limitation of Liability	67
13.5	Insurance	68

Article 14 Term and Termination		68

14.1	Term	68
14.2	Termination	68
14.3	Effects of Termination	69
14.4	Survival of Sublicenses	71
14.5	Remedies	72
14.6	Accrued Rights	72
14.7	Surviving Obligations	72
14.8	Sell-Off Right	72
14.9	Confidential Information	73

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Article 15 Miscellaneous		73

15.1	Dispute Resolution	73
15.2	Governing Law	74
15.3	Designation of Affiliates	74
15.4	Injunctive Relief	74
15.5	Cumulative Remedies	75
15.6	Notices	75
15.7	Amendment; Waiver	75
15.8	Assignment and Successors	76
15.9	Force Majeure	76
15.10	Interpretation	76
15.11	Integration	76
15.12	Severability	77
15.13	Further Assurances	77
15.14	Rights in Bankruptcy	77
15.15	Counterparts	77
15.16	Relationship of the Parties	77
15.17	English Language	78
15.18	No Third Party Beneficiaries	78
15.19	Change of Control of Cellectis	78

LIST OF SCHEDULES

Schedule 1.93:	Existing Upstream Licenses
Schedule 1.208:	[***] Patent Rights
Schedule 1.230:	[***]
Schedule 2.2.1:	Initial Target Pool and Target Encumbrances
Schedule 3.6.1:	Certain Terms of Existing Upstream Licenses
Schedule 12.2:	Exceptions to Additional Representations of Cellectis as of the Effective Date
Schedule 14.3:	[***]

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JOINT RESEARCH AND COLLABORATION AGREEMENT

This JOINT RESEARCH AND COLLABORATION AGREEMENT (this “Agreement”) is entered into November 1, 2023 (the “Effective Date”), by and between Cellectis S.A., a Corporation under the laws of the France having a place of business at 8, rue de la Croix Jarry, 75013 Paris, France (“Cellectis”), and AstraZeneca Ireland Limited, a company incorporated in Ireland under no. 734129, whose registered office is at College Business and Technology Park, Blanchardstown, Dublin 15, D15 R925, Ireland (“AstraZeneca”). Cellectis and AstraZeneca are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Cellectis is a clinical-stage biopharmaceutical company that harnesses the immune system to target and eradicate cancer cells;

WHEREAS, AstraZeneca is a global pharmaceutical company focused on developing and commercializing biopharmaceutical products;

WHEREAS, on the date of this Agreement, an Affiliate of AstraZeneca has entered into that certain initial investment agreement with Cellectis for the subscription of sixteen million (16,000,000) ordinary shares in Cellectis in consideration for eighty Million Dollars ($80,000,000) (the “Initial Investment”)

WHEREAS, on the date of this Agreement, the Parties have entered into that certain memorandum of understanding (the “MOU”), which set forth the status of their negotiations and the contemplated next steps with respect to certain transactions, including the proposed further investment by AstraZeneca, directly or indirectly through its Affiliates, in Cellectis’s share capital, as further set out in that certain subsequent investment agreement;

WHEREAS, each of this Agreement, the Initial Investment, and the MOU constitute components of the same transaction; and

WHEREAS, the Parties desire to enter into a collaboration to Develop certain Candidate Products, and AstraZeneca desires to obtain, and Cellectis desires to grant, certain options to obtain exclusive licenses, under the Licensed Technology, to Exploit Licensed Products in the Field in the Territory (each, as defined below), in each case, under the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

Article 1

Definitions

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1 “Accounting Standards” means, with respect to a Party or its Affiliates or its or their Sublicensees, United States generally accepted accounting principles, International Financial Reporting Standards, or such other similar national standards as such Party, Affiliate, or its or their Sublicensee adopts, in each case, consistently applied.

1.2 “Additional DC Activities” has the meaning set forth in Section 2.5.5 (Additional DC Activities).

1.3 “Additional Indication” has the meaning set forth in Section 2.3.4 (Additional Research Plans).

1.4 “Additional Research Plan” has the meaning set forth in Section 2.3.4 (Additional Research Plans).

1.5 [***].

1.6 “Affiliate” means, with respect to a Party, any Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with such Party. For purposes of this Section 1.6 (Affiliate), “control” and, with correlative meanings, the terms “controlled by” and “under common control with”, means: (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise; or (b) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity). Notwithstanding the foregoing, a Party and its Affiliates shall not constitute Affiliates of the other Party or such other Party’s Affiliates.

1.7 “Agreement” has the meaning set forth in the Preamble.

1.8 “Alliance Manager” has the meaning set forth in Section 4.3 (Alliance Managers).

1.9 “AMF” means the France Autorité des Marchés Financiers or any successor thereto.

1.10 “Applicable Law” means applicable laws, rules and regulations, statutes, ordinances, treaties, directives, administrative interpretations, rules of national stock exchanges, and any rules, regulations, guidelines, or other requirements of any relevant Regulatory Authority or Governmental Authority, in each case, that may be in effect from time to time, including the applicable regulations and guidances of the FDA and EMA (and national implementations thereof) that constitute cGLP, cGMP, and cGCP (and, to the extent appropriate under the circumstances, International Conference on Harmonization (ICH) guidance or other comparable regulation and guidance of any applicable Regulatory Authority in the Territory).

1.11 “Arbitration Notice” has the meaning set forth in Section 15.1.1 (Executive Officer Negotiations).

1.12 “Arbitrators” has the meaning set forth in Section 15.1.2(a).

1.13 “AstraZeneca” has the meaning set forth in the Preamble.

1.14 “AstraZeneca Background Know-How” means all Know-How Controlled by AstraZeneca or any of its Affiliates: (a) as of the Effective Date; or (b) during the Term independently of the activities under this Agreement.

1.15 “AstraZeneca Background Patent Rights” means all Patent Rights Controlled by AstraZeneca or any of its Affiliates that claim or otherwise Cover any AstraZeneca Background Know-How.

1.16 “AstraZeneca Background Technology” means, collectively, the AstraZeneca Background Patent Rights and the AstraZeneca Background Know-How.

1.17 [***].

1.18 “AstraZeneca Foreground Know-How” has the meaning set forth in Section 10.1.2(a).

1.19 “AstraZeneca Foreground Patent Right” has the meaning set forth in Section 10.1.2(a).

1.20 “AstraZeneca Foreground Technology” has the meaning set forth in Section 10.1.2(a).

1.21 “AstraZeneca Indemnitees” has the meaning set forth in Section 13.2 (Indemnification of AstraZeneca by Cellectis).

1.22 “AstraZeneca Licensed Technology” means all Patent Rights and Know-How Controlled by AstraZeneca or any of its Affiliates as of the Effective Date or during the Term that, in each case, claim or otherwise Cover, or are otherwise are necessary for, the performance of the Cellectis Research Activities.

1.23 “AstraZeneca Patent Rights” has the meaning set forth in Section 10.2.2 (AstraZeneca Patent Rights).

1.24 “AstraZeneca Research Activities” means, with respect to a given Research Plan, the Research Activities expressly allocated to AstraZeneca under such Research Plan.

1.25 “Bankruptcy Code” has the meaning set forth in Section 15.14 (Rights in Bankruptcy).

1.26 “Biosimilar Application” has the meaning set forth in Section 10.3.5 (Biosimilar Litigation).

1.27 “BLA” means a Biologics License Application (as more fully described in 21 C.F.R. Part 601, et seq., or its successor regulation) filed with the FDA or abbreviated processes relating to the foregoing, any successor application to the foregoing, or the foreign equivalent of any such application in any other country or group of countries filed with a Regulatory Authority to obtain marketing approval for a biopharmaceutical product, including a marketing authorization application filed with the EMA.

1.28 “Brief” has the meaning set forth in [***].

1.29 “Business Day” means a day that is not a Saturday, Sunday, or a day on which banking institutions in Paris, France, Dublin, Ireland, New York, New York, and London, England are authorized or required by Applicable Law to remain closed.

1.30 “Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1, and October 1. Notwithstanding the foregoing, the first Calendar Quarter of the Term shall commence on the Effective Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 or October 1 after the Effective Date, and the last Calendar Quarter of the Term shall end on the last day of the Term.

1.31 “Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31. Notwithstanding the foregoing, the first Calendar Year of the Term shall commence on the Effective Date and end on December 31 of the year in which the Effective Date occurred, and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

1.32 “Candidate Product” has the meaning provided in Section 2.3.1 (Research Plans—In General).

1.33 “Candidate Product Approval Date” means, on a Candidate Product-by-Candidate Product basis, the date of JSC approval of the corresponding Research Plan pursuant to Section 2.3.1 (Research Plans—In General).

1.34 “Cellectis” has the meaning set forth in the Preamble.

1.35 “Cellectis Acquiror” has the meaning set forth in Section 15.19 (Change of Control of Cellectis).

1.36 “Cellectis Background Know-How” means all Know-How Controlled by Cellectis or any of its Affiliates: (a) as of the Effective Date; or (b) during the Term independently of the activities under this Agreement.

1.37 “Cellectis Background Patent Rights” means all Patent Rights Controlled by Cellectis or any of its Affiliates that claim or otherwise Cover any Cellectis Background Know-How.

1.38 “Cellectis Background Technology” means, collectively, the Cellectis Background Patent Rights and the Cellectis Background Know-How.

1.39 “Cellectis Foreground Know-How” has the meaning set forth in Section 10.1.2(b).

1.40 “Cellectis Foreground Patent Right” has the meaning set forth in Section 10.1.2(b).

1.41 “Cellectis Foreground Technology” has the meaning set forth in Section 10.1.2(b).

1.42 “Cellectis Future In-Licensed IP” has the meaning set forth in Section 3.6.3(a).

1.43 “Cellectis Indemnitees” has the meaning set forth in Section 13.1 (Indemnification of Cellectis by AstraZeneca).

1.44 “Cellectis Interest” has the meaning set forth in Section 10.3.6 (Third Party Rights).

1.45 “Cellectis Manufacturing Sites” means the manufacturing sites controlled by Cellectis, located at (i) Cellectis S.A., 8, rue de la Croix Jarry, 75013 Paris, France, and (ii) Cellectis Biologics, Inc., 2500-2540 Sumner Blvd., Raleigh, NC 27616, USA.

1.46 “Cellectis Materials” has the meaning set forth in Section 3.7 (Knowledge and Technology Transfer).

1.47 “Cellectis Research Activities” means, with respect to a given Research Plan, the Research Activities expressly allocated to Cellectis under such Research Plan.

1.48 “Cellectis Research Costs” means, with respect to a Research Plan, the FTE Costs (charged in accordance with Section 9.2.1 (Reimbursement of Cellectis Research Costs)) and Out-of-Pocket Expenses incurred, in accordance with Accounting Standards, by Cellectis during the Research Term that are specific to the performance of Cellectis Research Activities in accordance with this Agreement (including such Research Plan), excluding, to the extent applicable, any costs that exceed an aggregate amount equal to [***]. For clarity, Cellectis Research Costs shall not include costs for general overhead, postage, communications, photocopying, printing or internet expense, professional dues, operating supplies, laboratory supplies, printers, photocopiers, fax machines or other office equipment, laboratory equipment, computers or computer service charges or any costs that are not included within FTE Costs.

1.49 “Cellectis Reserved Know-How” means any Know-How Controlled by Cellectis or any of its Affiliates as of the Effective Date or during the Term to the extent related to: (a) [***]; (b) [***]; or (c) [***].

1.50 “Cellectis Target(s)” means [***].

1.51 “C.F.R.” means the U.S. Code of Federal Regulations.

1.52 “cGCP” means the applicable then-current ethical and scientific quality standards for designing, conducting, recording, and reporting Clinical Trials as are required by applicable Regulatory Authorities or Applicable Law in the relevant jurisdiction, including the Guidelines for Good Clinical Practice – ICH Harmonized Tripartite Guideline (ICH E6) and, in the United States, Good Clinical Practices established through FDA guidances.

1.53 “cGLP” means the applicable then-current good laboratory practice standards as are required by applicable Regulatory Authorities or Applicable Law in the relevant jurisdiction, including, in the United States, those promulgated or endorsed by the FDA in U.S. 21 C.F.R. Part 58, or the equivalent thereof as promulgated or endorsed by the applicable Regulatory Authorities outside of the United States.

1.54 “cGMP” means the applicable then-current good manufacturing practice standards relating to fine chemicals, intermediates, bulk products, or finished biopharmaceutical or diagnostic products, as are required by applicable Regulatory Authorities or Applicable Law in the relevant jurisdiction, including, as applicable: (a) all applicable requirements detailed in the FDA’s current Good Manufacturing Practices regulations, U.S. 21 C.F.R. Parts 210 and 211; (b) all applicable requirements detailed in the EMA’s “The Rules Governing Medicinal Products in the European Community, Volume IV, Good Manufacturing Practice for Medicinal Products;” and (c) all Applicable Law promulgated by any Governmental Authority having jurisdiction over the manufacture of the applicable molecule, agent, compound, or biopharmaceutical or diagnostic product, as applicable.

1.55 “Change of Control” means, with respect to a Person: (a) a merger, reorganization, combination, or consolidation of such Person or its ultimate parent with a Third Party that results in the holders of beneficial ownership of the voting securities or other voting interests of such Person or its ultimate parent immediately prior to such merger, reorganization, combination, or consolidation ceasing to hold beneficial ownership of at least fifty percent (50%) of the combined voting power of the surviving entity or the ultimate parent of the surviving entity immediately after such merger, reorganization, combination, or consolidation; (b) a transaction or series of transactions in which a Third Party, together with its affiliates, becomes the beneficial owner of at least fifty percent (50%) of the combined voting power of the outstanding securities or other voting interest of such Person or its ultimate parent; (c) the sale, lease, exchange, contribution, or other transfer (in one (1) transaction or a series of transactions) to a Third Party of all or substantially all of such Person’s or its ultimate parent’s assets; or (d) a liquidation or dissolution of such Person or its ultimate parent.

1.56 “Clinical Trial” means human clinical trial of a biopharmaceutical product.

1.57 “CMO” means a Third Party contract manufacturing organization.

1.58 “Collaboration Target” means, at a given point in time, each Target or Target Group included in the Target Pool at such point in time.

1.59 “Collaboration Term” means the period of time beginning on the Effective Date and ending on the fifth (5th) anniversary of the Effective Date, as such period may be extended from time to time by mutual agreement of the Parties, including as contemplated by Section 2.2.5 (Collaboration Term Extensions).

1.60 “Combination Product” means a Licensed Product that is comprised of or contains a Candidate Product as an active ingredient together with one (1) or more other active ingredient(s) or Delivery System(s) that is sold either as a fixed dose/unit, as separate doses/units in a single package, or otherwise sold together for a single price.

1.61 “Commercialization” means any and all activities directed to the preparation for sale of, offering for sale of, or sale of a Licensed Product, including activities related to marketing, promoting, detailing, distributing, and importing such Licensed Product, interacting with Regulatory Authorities regarding any of the foregoing, and medical affairs activities. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization, and “Commercialized” has a corresponding meaning.

1.62 “Commercially Reasonable Efforts” means, with respect to the Development or Commercialization of a Licensed Product under this Agreement, those efforts and resources consistent with the efforts and resources that [***] would typically devote in connection with carrying out Development or Commercialization activities for compounds or products of similar nature owned by it or to which it has exclusive rights that are of similar market potential at a similar stage in development or product life, taking into account all scientific, commercial, and other factors, including issues of safety and efficacy, expected and actual cost and time to develop, expected and actual profitability (including milestones, royalties, and other payments required hereunder), expected and actual competitiveness of alternative Third Party products (including biosimilar and generic products) in the marketplace, the nature and extent of expected and actual market exclusivity (including patent coverage and regulatory exclusivity), the expected likelihood of Regulatory Approval, the patent and other proprietary position of the compound or product, the expected and actual labeling, the expected and actual reimbursability and pricing and the expected and actual amounts of marketing and promotional expenditures required, AstraZeneca’s product portfolio, and all other relevant factors. Commercially Reasonable Efforts will be determined on a country-by-country and product-by-product basis. It is anticipated that the level of effort may change over time, reflecting changes in the status of the applicable Licensed Product. If, consistent with the use of Commercially Reasonable Efforts, AstraZeneca determines to cease the Development or Commercialization of a Licensed Product, Commercially Reasonable Efforts shall not require the continued re-evaluation of such decision to cease such activities.

1.63 “Comparable Product” has the meaning set forth in Section 9.6.1.

1.64 “Competing Product” [***].

1.65 “Competitive Infringement” has the meaning set forth in Section 10.3.1 (Notification).

1.66 “Completion” means, with respect to a Research Plan: (a) completion of all Research Activities thereunder (including, for clarity, any such Research Activities performed following the applicable Option Exercise Date pursuant to Section 3.1.2 (Option Exercise for Candidate Products)); (b) satisfaction of all research milestones set out thereunder; and (c) the Parties’ agreement, via the JSC, that a Candidate Product Developed thereunder meets the Development Candidate Criteria, pursuant to Section 2.5.2 (DC Data Package). Notwithstanding the foregoing, AstraZeneca may determine, in its sole discretion, that Completion has occurred with respect to a given Research Plan where any or all of the conditions set forth in foregoing sub-clauses (a)-(c) are not satisfied.

1.67 “Confidential Information” means, with respect to each Party, the Know-How, Materials, and other proprietary information, including data, specifications, discoveries, unpublished patent applications, and all other scientific, pre-clinical, clinical, regulatory, Manufacturing, marketing, financial, and commercial information or data, whether oral or in writing or in any other form, that is disclosed, made available to, or provided by or on behalf of such Party or any of its Affiliates to the other Party or to any of its Affiliates under this Agreement, whether or not specifically marked or designated as confidential. Notwithstanding the foregoing: (a) the terms of this Agreement shall constitute the Confidential Information of both Parties; (b) the Licensed Know-How that specifically relates to any Candidate Product or Licensed Product shall constitute the Confidential Information of AstraZeneca unless AstraZeneca does not timely exercise the Option with respect to the applicable Candidate Product; and (c) all information disclosed prior to the Effective Date pursuant to the Confidentiality Agreement by or on behalf of (i) Cellectis to AstraZeneca shall constitute the Confidential Information of Cellectis, and (ii) AstraZeneca to Cellectis shall constitute the Confidential Information of AstraZeneca.

1.68 “Confidentiality Agreement” means that certain Mutual Confidential Disclosure Agreement, by and between AstraZeneca UK Limited and Cellectis, dated August 18, 2023.

1.69 “Control” or “Controlled” means, with respect to a Party, the possession by such Party or any of its Affiliates (whether by ownership, license, or otherwise, other than pursuant to this Agreement) of: (a) with respect to any Materials or other tangible Know-How, the legal authority or right to physical possession of such Materials or tangible Know-How, with the right to provide such Materials or tangible Know-How to the other Party on the terms set forth herein; or (b) with respect to Patent Rights, Regulatory Approvals, Regulatory Documentation, intangible Know-How, or other intellectual property, the legal authority or right to grant a license, sublicense, access, or right to use (as applicable) to the other Party under such Patent Rights, Regulatory Approvals, Regulatory Documentation, intangible Know-How, or other intellectual property on the terms set forth herein, in each case ((a) and (b)), without breaching the terms of any agreement with a Third Party in existence as of the time such Party or its Affiliates would first be required hereunder to grant the other Party such license, sublicense, access, or right to use. Notwithstanding the foregoing, Cellectis and its Affiliates will not be deemed to Control any Cellectis Future In-Licensed IP to the extent that AstraZeneca does not elect to include such Cellectis Future In-Licensed IP within the Licensed Technology pursuant to Section 3.6.3 (Future Upstream Licenses).

1.70 “Cover” means, with respect to a method or other Know-How, compound, or product and Patent Right, that, in the absence of a license granted under, or ownership of, such Patent Right, the use or practice of such method or other Know-How or the Manufacture, use, sale, offer for sale, or importation of such compound or product would infringe any claim of such Patent Right or, with respect to a pending claim included in such Patent Right, the use or practice of such method or other Know-How or the Manufacture, use, sale, offer for sale, or importation of such compound or product would infringe the claim of such Patent Right if such pending claim were to issue in an issued patent without modification.

1.71 “CTA” has the meaning set forth in Section 1.111 (IND).

1.72 “DC Data Package” has the meaning set forth in Section 2.3.1 (Research Plans—In General).

1.73 “Declined Product” has the meaning set forth in Section 3.1.2(c).

1.74 “Delivery System” means any delivery system comprising equipment, instrumentation, one (1) or more device(s), or other components designed to assist in, or useful for, the administration of a biopharmaceutical product.

1.75 “Development” means all activities related to research, pre-clinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control, Clinical Trials, including Manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of Regulatory Approval applications, regulatory affairs with respect to the foregoing, and all other activities necessary, reasonably useful, or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval. When used as a verb, “Develop” means to engage in Development.

1.76 [***].

1.77 [***].

1.78 [***].

1.79 [***].

1.80 [***].

1.81 [***].

1.82 “Development Milestone Event” has the meaning set forth in Section 9.3.1 (Development Milestones).

1.83 “Development Milestone Payment” has the meaning set forth in Section 9.3.1 (Development Milestones).

1.84 “Development Report” has the meaning set forth in Section 5.3 (Development Reports).

1.85 “Disclosing Party” has the meaning set forth in Section 11.1 (Confidential Information).

1.86 “Dispute” has the meaning set forth in Section 15.1.1 (Executive Officer Negotiations).

1.87 “Dollars” or “$” means United States Dollars.

1.88 “Effective Date” has the meaning set forth in the Preamble.

1.89 “EMA” means the European Medicines Agency or any successor agency thereto.

1.90 “Encumbered Target” means, with respect to a given Target or Target Group at a given point in time, that Cellectis or any of its Affiliates is [***] with a Third Party pursuant to which such Third Party [***], or [***], in each case, with respect to the [***] of one (1) or more product(s) directed to such Target or Target Group (such Third Party rights or Cellectis’s or its Affiliates’ obligations, “Target Encumbrances”).

1.91 “European Union” or “EU” means: (a) the economic, scientific, and political organization of member states of the European Union as it may be constituted from time to time; and (b) the United Kingdom.

1.92 “Executive Officer” has the meaning set forth in Section 15.1.1 (Executive Officer Negotiations).

1.93 “Existing Upstream License” means any agreement in effect as of the Effective Date pursuant to which Cellectis or any of its Affiliates in-licenses any Licensed Technology from a Third Party that is listed on Schedule 1.93 (Existing Upstream Licenses).

1.94 “Exploit” means to make, have made, import, use, sell, or offer for sale, including to Develop, have Developed, register, Manufacture, have Manufactured, Commercialize, have Commercialized, hold or keep (whether for disposal or otherwise), have used, export, transport, or otherwise exploit or have exploited. “Exploitation” means the act of Exploiting.

1.95 “FDA” means the United States Food and Drug Administration and any successor agency thereto.

1.96 “FD&C Act” means United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., together with any rules, regulations, and requirements promulgated thereunder.

1.97 “Field” means all human therapeutic, prophylactic, palliative, and analgesic uses and all animal uses to reasonably support such human uses, excluding: (a) therapeutic, prophylactic, palliative, and analgesic uses for animals; and (b) diagnostic uses.

1.98 “Final DC Data Package” has the meaning set forth in Section 2.5.4 (Final DC Data Package).

1.99 “First Commercial Sale” means, with respect to a Licensed Product and a country, the first sale for monetary value for use or consumption by the end user of such Licensed Product in such country after Regulatory Approval for such Licensed Product has been obtained in such country, excluding, for clarity, sales prior to receipt of Regulatory Approval for such Licensed Product, such as so-called “treatment IND sales,” “named patient sales,” and “compassionate use sales.”

1.100 “Force Majeure” means any act of God, pandemic, flood, fire, explosion, earthquake, strike, lockout, labor dispute (except for any strike, lockout, or labor dispute involving a Party’s or its Affiliates’ own employees), casualty, or accident, or war, revolution, civil commotion, act of terrorism, blockage or embargo, or any injunction, law, order, proclamation, regulation, ordinance, demand, or requirement of any Governmental Authority.

1.101 “FTE” means the equivalent of the work of one (1) full-time employee for one (1) Calendar Year (consisting of at least a total of [***] hours per Calendar Year) of work directly related to the performance of Research Activities in accordance with this Agreement (including the applicable Research Plan) or other activities under this Agreement.

1.102 “FTE Costs” means, with respect to any period during the Research Term, the FTE Rate multiplied by the number of FTEs performing Research Activities during such period in accordance with this Agreement (including the applicable Research Plan).

1.103 “FTE Rate” means [***] per FTE, prorated on a daily basis.

1.104 “Future Upstream License” has the meaning set forth in Section 3.6.3(a).

1.105 “[***]” means, with respect to a Licensed Product, any biopharmaceutical product that: (a) is distributed by a Third Party under a Regulatory Approval application approved by a Regulatory Authority in reliance, in whole or in part, on the prior approval (or on safety or efficacy data submitted in support of the prior approval) of such Licensed Product, including any product authorized for sale (i) in the U.S. pursuant to Section 505(b)(2) or Section 505(j) of the FD&C Act (21 U.S.C. 355(b)(2) and 21 U.S.C. 355(j), respectively), (ii) in the EU pursuant to a provision of Articles 10, 10a, or 10b of Parliament and Council Directive 2001/83/EC (including an application under Article 6.1 of Parliament and Council Regulation (EC) No 726/2004 that relies for its content on any such provision), or (iii) in any other country or jurisdiction pursuant to any equivalent of any such provisions; (b) has received Regulatory Approval for the same indication as a Licensed Product as a “generic drug”, “generic medicinal product”, “bioequivalent,” “biosimilar,” or similar designation of interchangeability recognized as of the Effective Date or at any time during the Term by the applicable Regulatory Authority with such Licensed Product; or (c) is otherwise substitutable under Applicable Law for such Licensed Product when dispensed without the intervention of a physician or other health care provider with prescribing authority.

1.106 “Governmental Authority” means any arbitrator, court, judicial, legislative, administrative, or regulatory authority, commission, department, board, bureau, or body, or other government authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, whether foreign or domestic, whether federal, state, provincial, municipal, or otherwise.

1.107 “HSC” means hematopoietic stem cells.

1.108 “Human Genome Target” means a human genomic locus, or portion thereof, genetic variations or mutations of which cause or contribute to a human disease, wherein a therapeutic effect with respect to such disease may be achieved by delivery of an in vivo genome or epigenome editing product intended to permanently or transiently add to, subtract, modify, or modulate such genome target in a patient’s cells in vivo.

1.109 “ICC” has the meaning set forth in Section 15.1.2(a).

1.110 “ICC Rules” has the meaning set forth in Section 15.1.2(a).

1.111 “IND” means an investigational new drug application filed with the FDA with respect to a product or equivalent application filed with the Regulatory Authority of a country in the Territory other than the U.S. (such as an application for a Clinical Trial authorization (“CTA”) in the EU).

1.112 “Indemnitee” has the meaning set forth in Section 13.3 (Conditions to Indemnification).

1.113 “Indication” means a separate, defined, and well-categorized class of human disease or medical condition for which a separate BLA or MAA may be filed as a result of or in connection with a specific Clinical Trial conducted with respect to the applicable indication. For clarity: (a) with respect to cancer, different tumor types (e.g., skin cancer or lung cancer) or a different hematological malignancy classified by cell lineage (e.g., small cell lung cancer and non-small cell lung cancer, hepatocellular carcinoma, and hepatoblastoma) shall constitute distinct Indications; (b) subject to foregoing sub-clause (a), a different genetic sub-type of the same tumor type shall not constitute a distinct Indication; and (c) different lines of treatment for the same disease (e.g., first-line treatment and second-line treatment) or different patient populations with the same disease (e.g., different levels of disease severity) shall not constitute distinct Indications.

1.114 “Indirect Tax” has the meaning set forth in Section 9.9.2 (Indirect Tax).

1.115 “Infringement” has the meaning set forth in Section 10.3.1 (Enforcement—Notification).

1.116 “Infringement Action” has the meaning set forth in Section 10.3.2(a) (Licensed Patent Rights—Pre-Option Exercise).

1.117 “Initial Investment” has the meaning set forth in the Preamble.

1.118 “Intellectual Property Rights” means any Patent Rights, Know-How, and any other intellectual property rights however denominated throughout the world.

1.119 [***].

1.120 [***].

1.121 “Joint Know-How” has the meaning set forth in Section 10.1.2(c).

1.122 “Joint Patent Rights” has the meaning set forth in Section 10.1.2(c).

1.123 “Joint Technology” has the meaning set forth in Section 10.1.2(c).

1.124 “JPT” has the meaning set forth in Section 4.2.1 (Formation and Purpose of the JPTs).

1.125 “JSC” has the meaning set forth in Section 4.1.1 (Formation and Purpose of the JSC).

1.126 “Know-How” means all technical, scientific, and other know-how and information, trade secrets, inventions, discoveries, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results, and other Material, including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols, assays, and biological methodology, in each case, whether or not confidential, proprietary, patented, or patentable, in written, electronic, or any other form now known or hereafter developed.

1.127 “Knowledge” [***].

1.128 “Licensed Know-How” means, on a Candidate Product-by-Candidate Product or a Licensed Product-by-Licensed Product basis, all Know-How Controlled by Cellectis or any of its Affiliates as of the Effective Date or during the Term (including Cellectis’s interest in any Joint Know-How) that is necessary or reasonably useful for the Exploitation of such Candidate Product or Licensed Product, but excluding, subject to Section 7.4.2 (Cellectis Reserved Technology Transfer), the Cellectis Reserved Know-How.

1.129 “Licensed Patent Right” means, on a Candidate Product-by-Candidate Product or a Licensed Product-by-Licensed Product basis, all Patent Rights Controlled by Cellectis or any of its Affiliates as of the Effective Date or during the Term (including Cellectis’s interest in any Joint Patent Rights) that claim or otherwise Cover such Candidate Product or Licensed Product.

1.130 “Licensed Product” means any Candidate Product with respect to which AstraZeneca exercises the Option in accordance with Section 3.1 (Option), in any form, presentation, strength, formulation, dosage, or other Delivery System.

1.131 “Licensed Technology” means, on a Candidate Product-by-Candidate Product or a Licensed Product-by-Licensed Product basis, collectively, the Licensed Patent Rights and the Licensed Know-How.

1.132 “Losses” has the meaning set forth in Section 13.1 (Indemnification of Cellectis by AstraZeneca).

1.133 [***].

1.134 [***].

1.135 [***].

1.136 [***].

1.137 “MAA” means any new drug application, biologics license application, or other marketing authorization application, in each case, filed with the applicable Regulatory Authority in a country or other regulatory jurisdiction, which application is required to commercially market or sell a biopharmaceutical product in such country or jurisdiction, including: (a) a New Drug Application as defined in the FD&C Act or any corresponding foreign application in the Territory; (b) any marketing authorization application filed with the EMA under the centralized EMA filing procedure to gain approval to market a biopharmaceutical product in the EU, or a Regulatory Authority in any EU country if the centralized EMA filing procedure is not used to gain approval to market a biopharmaceutical product in the EU; and (c) BLAs, in each case, any amendments thereto and supplemental applications.

1.138 “Major EU Markets” means France, Germany, Spain, Italy, and the United Kingdom.

1.139 “Manufacture” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping, and holding of a compound, product, or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical, and commercial manufacture and analytic development, product characterization, stability testing, quality assurance, and quality control. “Manufacturing” and “Manufactured” will be construed accordingly.

1.140 “Manufacturing Capacity Agreement” has the meaning set forth in Section 7.3 (AstraZeneca Option for Additional Manufacturing Capacity).

1.141 “Manufacturing Process” has the meaning set forth in Section 7.4.1 (Initial Manufacturing Technology Transfer).

1.142 “Manufacturing Technology Transfer” has the meaning set forth in Section 7.4.1 (Initial Manufacturing Technology Transfer).

1.143 “Materials” means any tangible compositions of matter, articles of manufacture, assays, chemical, biological or physical materials, and other similar materials.

1.144 “MHRA” means the Medicines and Healthcare products Regulatory Agency for the United Kingdom and any successor agency thereto.

1.145 “Modality” means, with respect to a product (including, as applicable, a Candidate Product, a Licensed Product, or a Competing Product), the modality of such product, as defined by: [***].

1.146 “MOU” has the meaning set forth in the Preamble.

1.147 “Net Sales” means the gross invoiced amount on sales of a Licensed Product by AstraZeneca, its Affiliates, and their Sublicensees to Third Parties, less the following deductions to the extent actually incurred or allowed (under internal audited systems of AstraZeneca (or its Affiliates or Sublicensees) in accordance with Accounting Standards and the accrual method of accounting, consistently applied) with respect to such sales:

1.147.1 [***];

1.147.2 [***];

1.147.3 [***];

1.147.4 [***];

1.147.5 [***];

1.147.6 [***];

1.147.7 [***]; and

1.147.8 [***].

Net Sales shall be calculated using AstraZeneca’s (or its Affiliates’ or their Sublicensees’) internal audited systems used consistently across AstraZeneca’s (or its Affiliates’ or their Sublicensees’) pharmaceutical operations to report product sales, as adjusted for any of foregoing Section 1.147.1 through Section 1.147.8 not taken into account in such systems. Deductions pursuant to Section 1.147.4 shall be taken in the Calendar Quarter in which such sales are no longer recorded as a receivable. Net Sales shall be deemed to include all amounts included in the calculation of net sales using AstraZeneca’s (or its Affiliates’ or their Sublicensees’) internal audited systems in accordance with Accounting Standards and the accrual method of accounting consistently applied, as adjusted for any of foregoing Section 1.147.1 through Section 1.147.8 not taken into account in such systems. In no event shall any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of deductions).

In the case of any sale or other disposal of a Licensed Product between or among AstraZeneca or its Affiliates or their Sublicensees for resale, Net Sales will be calculated only on the value charged or invoiced on the first arm’s length sale thereafter to a Third Party (other than a Sublicensee). Notwithstanding the foregoing, the following will not be included in Net Sales: (i) sales between or among AstraZeneca and its Affiliates or their Sublicensees (but Net Sales will include sales to the first Third Party (other than a Sublicensee) by AstraZeneca or its Affiliates or their Sublicensees); and (ii) any named patient sales or any sale or other distribution for use in any Clinical Trial or as samples, for bona fide charitable purposes, test marketing programs, early access, treatment IND, named patient, indigent access, patient assistance, or similar programs, or for compassionate use; provided, that the exclusions described in foregoing sub-clause (ii) shall apply only if such sale or other distribution is at cost or less than cost.

1.148 “Non-Prosecuting Party” has the meaning set forth in Section 10.2.1(c) (Review and Comment Rights).

1.149 “Non-Publishing Party” has the meaning set forth in Section 11.6.3 (Procedures).

1.150 “Notice Period” has the meaning set forth in Section 14.2.2 (Termination for Breach).

1.151 “Option” has the meaning set forth in Section 3.1.1 (Option Grant).

1.152 “Option Exercise Date” means, with respect to a Candidate Product, the date on which AstraZeneca delivers an Option Exercise Notice with respect to such Candidate Product in accordance with Section 3.1.2(a).

1.153 “Option Exercise Notice” has the meaning set forth in Section 3.1.2(a).

1.154 “Option Period” means, with respect to a Candidate Product, the period beginning on the date on which the JSC approves the Research Plan for such Candidate Product in accordance with Section 2.3.1 (Research Plans—In General) and ending upon the date that is [***] days following the earlier of: (a) (i) the date on which the Final DC Data Package for such Candidate Product is delivered to AstraZeneca in accordance with Section 2.5.4 (Final DC Data Package), for each Candidate Product that is Developed under a Research Plan corresponding [***] or (ii) the date that AstraZeneca determines that its Research Activities thereunder are complete, for each Candidate Product that is subject to a [***]; and (b) the expiration of the Research Plan Duration and the delivery to AstraZeneca of the interim DC Data Package described in Section 2.5.3 (Research Plan Duration Data Package).

1.155 [***].

1.156 “Other Components” has the meaning set forth in Section 9.6.1.

1.157 “Out-of-Pocket Expenses” means, with respect to a Research Plan, the costs and expenses paid to Third Parties (or payable to Third Parties and accrued in accordance with the Accounting Standards) incurred by Cellectis or any of its Affiliates in connection with the performance of Research Activities in accordance with this Agreement (including such Research Plan) or other activities under this Agreement, excluding: (a) capital expenditures and operating expenditures, in each case, that are not expressly contemplated by such Research Plan; and (b) any items included as FTE Costs.

1.158 “Party” and “Parties” have the meaning set forth in the Preamble.

1.159 “Party Vote” has the meaning set forth in Section 4.5.1 (Committee Decisions).

1.160 “Patent Rights” means: (a) all national, regional, and international patents and patent applications, including provisional patent applications; (b) all patent applications filed either from such patents, patent applications, or provisional applications or from an application claiming priority from any thereof, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications; (c) all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents, innovation patents, design patents, and certificates of invention; (d) all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations, and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b), and (c)); and (e) all similar rights, including so-called pipeline protection or any importation, revalidation, confirmation, or introduction patent or registration patent or patent of additions to any of such foregoing patents or patent applications ((a), (b), (c), and (d)).

1.161 “Payee” has the meaning set forth in Section 9.9.1 (Withholding Taxes).

1.162 “Payments” has the meaning set forth in Section 9.9.1 (Withholding Taxes).

1.163 “Payor” has the meaning set forth in Section 9.9.1 (Withholding Taxes).

1.164 “Permitted Purpose” has the meaning set forth in Section 2.6.3 (Materials).

1.165 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, or other similar entity or organization, including a government or political subdivision, department, or agency of a government.

1.166 “PHSA” has the meaning set forth in Section 10.3.5 (Biosimilar Litigation).

1.167 “Pricing Approval” means any approval, agreement, determination, or decision establishing prices that can be charged to consumers for a biopharmaceutical product or that will be reimbursed by Governmental Authorities for a biopharmaceutical product, in each case, in a country in the Territory where Governmental Authorities or Regulatory Authorities approve or determine pricing for biopharmaceutical products for reimbursement or otherwise.

1.168 “Primary Enforcing Party” has the meaning set forth in Section 10.3.2(c) (Back-Up Enforcement Right).

1.169 “Product Patent Rights” has the meaning set forth in Section 12.3.3.

1.170 “Product-Specific Know-How” has the meaning set forth in Section 10.1.2(a).

1.171 “Product-Specific Patent Right” has the meaning set forth in Section 10.1.2(a).

1.172 “Product-Specific Technology” has the meaning set forth in Section 10.1.2(a).

1.173 “Product Trademarks” means the Trademarks used or to be used by AstraZeneca, any of its Affiliates, or its or their Sublicensees for the Commercialization of Licensed Products in the Territory and any registrations thereof or any pending applications relating thereto in the Territory, including any unregistered Trademark rights related to the Licensed Products as may exist during the Term (excluding, in any event, any trademarks, service marks, names, or logos that include any corporate name or logo of the Parties, any of their Affiliates, or any of their Sublicensees).

1.174 “Prosecuting Party” has the meaning set forth in Section 10.2.1(c) (Review and Comment Rights).

1.175 “Prosecution Strategies” has the meaning set forth in Section 10.2.4 (Prosecution and Maintenance—Coordination).

1.176 “Publishing Party” has the meaning set forth in Section 11.6.3 (Procedures).

1.177 “Qualified CMO Agreement” has the meaning set forth in Section 7.1.3.

1.178 “Receiving Party” has the meaning set forth in Section 11.1 (Confidential Information).

1.179 “Reference Rate” means the greater of: [***].

1.180 “Regulatory Approval” means with respect to a country or other jurisdiction in the Territory, all approvals (including of MAAs), licenses, registrations, or authorizations of any Regulatory Authority necessary to Commercialize a biopharmaceutical product in such country or other jurisdiction, including any Pricing Approval.

1.181 “Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial, or local regulatory agencies, departments, bureaus, commissions, councils, or other government entities regulating or otherwise exercising authority with respect to the Exploitation of biopharmaceutical products in the Territory, including the FDA in the United States, the MHRA in the United Kingdom, and the EMA in the European Union.

1.182 “Regulatory Documentation” means any regulatory application, submission, notification, communication, correspondence, registration, Regulatory Approval, or other filing made to, received from, or otherwise conducted with a Regulatory Authority related to Developing, Manufacturing, obtaining marketing authorization, Commercializing, or otherwise Exploiting a product in a particular country or jurisdiction, including all INDs, CTAs, BLAs, MAAs, and applications for Regulatory Approval, together with all supplements or amendments to any of the foregoing.

1.183 “Regulatory Exclusivity Period” means, with respect to a Licensed Product in any country in the Territory, any period of data, market, or other regulatory exclusivity (other than exclusivity conferred by Patent Rights) granted or afforded by Applicable Law or a Regulatory Authority in such country that confers exclusive marketing rights with respect to such Licensed Product in such country and prevents another Person from using or otherwise relying on any Regulatory Approval.

1.184 “Research Activities” means the AstraZeneca Research Activities or the Cellectis Research Activities, as applicable.

1.185 “Research Budget” has the meaning set forth in Section 2.3.1 (Research Plans—In General).

1.186 “Research Plan” has the meaning set forth in Section 2.3.1 (Research Plans—In General).

1.187 “Research Plan Duration” has the meaning set forth in Section 2.3.1 (Research Plans—In General).

1.188 “Research Report” has the meaning set forth in Section 2.6.2 (Reports).

1.189 “Research Term” means, with respect to a Research Plan, the period commencing on the date of the JSC’s approval of such Research Plan in accordance with Section 2.3.1 (Research Plans—In General) or Section 2.3.4 (Additional Research Plans), as applicable, and ending upon the earliest to occur of: (a) Completion of such Research Plan; (b) termination of this Agreement with respect to such Research Plan in accordance with Section 14.2 (Termination), and (c) expiration of the Research Plan Duration.

1.190 “Reserved Technology Transfer Event” has the meaning set forth in Section 7.4.2 (Cellectis Reserved Technology Transfer).

1.191 “Royalties” has the meaning set forth in Section 9.4.1 (Royalty Rates).

1.192 “Royalty Rates” has the meaning set forth in Section 9.4.1 (Royalty Rates).

1.193 “Royalty Report” has the meaning set forth in Section 9.7 (Royalty Reports; Payments).

1.194 “Royalty Term” means, with respect to each Licensed Product and each country in the Territory, the period beginning on the date of the First Commercial Sale of such Licensed Product in such country and ending on the latest to occur of: [***].

1.195 “Sales Milestone Event” has the meaning set forth in Section 9.3.2(a).

1.196 “Sales Milestone Payment” has the meaning set forth in Section 9.3.2(a).

1.197 “Section 14.3.1(c) Reversion License Dispute” has the meaning set forth in Section 14.3.1(c).

1.198 “Section 14.3.2(c) Reversion License Dispute” has the meaning set forth in Section 14.3.2(c).

1.199 “Subject Product” has the meaning set forth in Section 3.10.1 (AstraZeneca Rights of Negotiation—In General).

1.200 “Subject Product Notice” has the meaning set forth in Section 3.10.4(a).

1.201 “Subject Product ROFN Exercise Notice” has the meaning set forth in Section 3.10.2(b).

1.202 “Subject Product/[***] Notice” has the meaning set forth in Section 3.10.1 (AstraZeneca Rights of Negotiation—In General).

1.203 “Sublicense Agreement” has the meaning set forth in Section 14.4 (Survival of Sublicenses).

1.204 “Sublicensee” means any Person, other than a Party or an Affiliate of such Party (or, with respect to AstraZeneca or any of its Affiliates, any Third Party Distributor thereof), to whom a Party grants a sublicense (through one (1) or multiple tiers) of any of the licenses granted to such Party under this Agreement.

1.205 “Sublicensing Revenue” has the meaning set forth in Section 9.5 (Sublicensing Revenue).

1.206 “Supplied Party” has the meaning set forth in Section 2.6.3 (Materials).

1.207 “Supplying Party” has the meaning set forth in Section 2.6.3 (Materials).

1.208 “[***] Patent Rights” means the Patent Rights set forth in Schedule 1.208 ([***] Patent Rights) under the headings: Patents and patent applications licensed by [***] and Patents and patent applications licensed by [***].

1.209 “Target” means: (a) any form of protein, including any form of protein encoded by (i) an endogenous human gene or (ii) an exogenous gene in humans, which protein may be (but is not required to be) identified by a GenBank protein accession number or by its amino acid sequence and coded by a genetic locus; (b) mRNA; (c) a specific form of RNA that functions to regulate stability, translation, or sub-cellular location of the mRNA or non-coding RNA; (d) any Human Genome Target; (e) any form of peptide, sugar, or lipid; or (f) any CAR (chimeric antigen receptor) or TCR (T cell receptor) antigen.

1.210 “Target Encumbrances” has the meaning set forth in Section 1.90 (Encumbered Target).

1.211 “Target Group” means any group of two (2) or more Targets.

1.212 [***].

1.213 “Target Pool” has the meaning set forth in Section 2.2.1 (Target Pool—In General).

1.214 “Target Pool Exclusivity Period” has the meaning set forth in Section 2.2.4 (Target Pool Exclusivity).

1.215 “Tax” or “Taxation” means all forms of taxation, levy, impost, or duty, any similar charge, contribution, deduction, or withholding, and all penalties, charges, surcharges, fines, costs, and interest included in, or relating to, any of the foregoing or to any obligation in respect of any of the foregoing.

1.216 “Tax Authority” means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the administration or collection of Tax or enforcement of any law in relation to Taxation.

1.217 “Term” has the meaning set forth in Section 14.1.1 (Duration of Term).

1.218 “Terminated Product” has the meaning set forth in Section 14.3.2 (Termination for a Terminated Product).

1.219 “Terminated Product Reversion License” has the meaning set forth in Section 14.3.2(b).

1.220 “Termination in its Entirety Reversion License” has the meaning set forth in Section 14.3.1(b).

1.221 “Termination Notice” has the meaning set forth in Section 14.2.2 (Termination for Breach).

1.222 “Territory” means all countries of the world and all territories and possessions thereof.

1.223 “Third Party” means any Person other than a Party or an Affiliate of a Party.

1.224 “Third Party Claims” has the meaning set forth in Section 13.1 (Indemnification of Cellectis by AstraZeneca).

1.225 “Third Party Distributor” means any Third Party that distributes (but does not Develop or Manufacture) a Licensed Product directly to customers.

1.226 “Third Party IP Claim” has the meaning set forth in Section 10.4 (Defense).

1.227 “Third Party Payments” has the meaning set forth in Section 9.4.2(d) [***].

1.228 “Third Party Right” has the meaning set forth in Section 10.3.6 (Third Party Rights).

1.229 “Trademarks” means any word, name, symbol, color, shape, designation, or any combination thereof, including any trademark, service mark, trade name, brand name, sub-brand name, trade dress, product configuration, program name, delivery form name, certification mark, collective mark, logo, tagline, slogan, design, or business symbol, in each case, that functions as an identifier of source or origin, whether or not registered and all statutory and common law rights therein and all registrations and applications therefor, together with all goodwill associated with, or symbolized by, any of the foregoing.

1.230 [***].

1.231 [***].

1.232 [***].

1.233 [***].

1.234 [***].

1.235 [***].

1.236 “United States” or “U.S.” means the United States of America and its territories and possessions (including the District of Columbia and Puerto Rico).

1.237 “UPC Opt-In” means opting into the jurisdiction of Unified Patent Court, such as through withdrawal under Article 83(4) of the Agreement on a Unified Patent Court between the participating Member States of the European Union (2013/C 175/01) of the UPC Opt-Out of a Patent Right.

1.238 “UPC Opt-Out” means opting out of the jurisdiction of Unified Patent Court, such as the opt-out of a Patent Right from the exclusive competence of the Unified Patent Court under Article 83(3) of the Agreement on a Unified Patent Court between the participating Member States of the European Union (2013/C 175/01).

1.239 “Upfront Payment” has the meaning set forth in Section 9.1 (Upfront Payment).

1.240 “Upstream License” means any Existing Upstream License or any Future Upstream License, as applicable.

1.241 “Valid Claim” means: (a) a claim of any issued and unexpired Patent Rights whose validity, enforceability, or patentability has not been affected by (i) irretrievable lapse, abandonment, revocation, dedication to the public, or disclaimer or (ii) a holding, finding, or decision of invalidity, unenforceability, or non-patentability by a court, governmental agency, national or regional patent office, or other appropriate body that has competent jurisdiction, such holding, finding, or decision being final and unappealable or unappealed within the time allowed for appeal; or (b) a claim of a pending patent application that was filed and is being prosecuted in good faith and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application; provided, that such patent application has not been pending for longer than [***] years since the earliest date to which such patent application claims priority.

Article 2

Research Programs

2.1 Overview. Subject to the terms of this Article 2 (Research Programs), the Parties will collaborate to use the Licensed Technology to identify and Develop products directed to Collaboration Targets under the respective Research Plans.

2.2 Target Pool.

2.2.1 In General. The initial list of Collaboration Targets (the “Target Pool”), along with specific details regarding the Target Encumbrances (e.g., product modality(ies), indication(s), therapeutic areas, existence and scope of any non-competes, etc.), is set forth on Schedule 2.2.1 (Initial Target Pool and Target Encumbrances). AstraZeneca shall have the right to add or remove

Targets or Target Groups from the Target Pool in accordance with Section 2.2.2 (AstraZeneca Target Pool Updates). Unless otherwise agreed by the Parties, the Target Pool shall not include more than twenty-five (25) Targets or Target Groups in the aggregate at any given time; provided, that, if AstraZeneca desires to expand the Target Pool to include more than twenty-five (25) Targets or Target Groups in the aggregate, the Parties will discuss in good faith the terms with respect to such expansion thereof. For clarity, each Target Group that constitutes a Collaboration Target shall only count as one (1) Collaboration Target for all purposes under this Agreement.

2.2.2 AstraZeneca Target Pool Updates.

(a) During the Collaboration Term, if AstraZeneca desires to add a Target or Target Group to the Target Pool or, if the Target Pool includes twenty-five (25) Targets and Target Groups in the aggregate, AstraZeneca desires to replace a Collaboration Target with another Target or Target Group, AstraZeneca shall notify Cellectis in writing thereof, which notice shall consist of [***]. Promptly (and, in any event, within [***] after receipt of such notice by AstraZeneca, Cellectis shall notify AstraZeneca in writing if the applicable Target(s) or Target Group(s) are Encumbered Targets and, if so, such notice shall describe the specific details regarding the Target Encumbrances (e.g., product modality(ies), indication(s), therapeutic areas, existence and scope of any non-competes, etc.).

(b) AstraZeneca shall have the right, but not the obligation, within [***] following AstraZeneca’s receipt of such notice, to notify Cellectis to confirm that some or all of such Target(s) or Target Group(s) shall be added to the Target Pool (or, if the Target Pool includes twenty-five (25) Targets and Target Groups in the aggregate, to confirm the replacement of one (1) or more Collaboration Target(s) with some or all of such Target(s) or Target Group(s)). If AstraZeneca provides such notice to Cellectis within such [***] period, then: (i) each such proposed Collaboration Target shall be deemed a Collaboration Target; (ii) the JSC shall update Schedule 2.2.1 (Initial Target Pool and Target Encumbrances) to include such new Collaboration Target(s) and the specific details regarding the applicable Target Encumbrances (e.g., product modality(ies), indication(s), therapeutic areas, existence and scope of any non-competes, etc.) (and, if applicable, to remove the former Collaboration Target(s) and details regarding the applicable Target Encumbrances); and (iii) if applicable, the former Collaboration Target(s) shall be deemed removed from the Target Pool and shall not be considered a Collaboration Target, unless it is added back to the Target Pool in accordance with this Section 2.2.2 (AstraZeneca Target Pool Updates).

2.2.3 Scope Reduction of Target Encumbrances. Cellectis shall promptly notify AstraZeneca in writing of any reduction in the scope of any Target Encumbrances, and thereafter the JSC shall update Schedule 2.2.1 (Initial Target Pool and Target Encumbrances) to reflect such reduction.

2.2.4 Target Pool Exclusivity. Upon the Effective Date, on a Collaboration Target-by-Collaboration Target basis, until the earliest to occur of: (a) [***]; (b) [***] (the “Target Pool Exclusivity Period”), except in the performance of activities under this Agreement, Cellectis and its Affiliates shall not, itself or with or through any Third Party (including by granting any license or other rights with respect to the Licensed Technology), directly or indirectly, Exploit [***]. For the sake of clarity, upon the expiration of the Target Pool Exclusivity Period, the Target Pool will dissolve and Cellectis’s exclusivity obligations under this Section 2.2.4 (Target Pool Exclusivity) will terminate.

2.2.5 Collaboration Term Extensions. If, following the [***] anniversary of the Collaboration Term, AstraZeneca desires to extend the Collaboration Term, it may provide written notice thereof to Cellectis, following which the Parties will discuss in good faith the terms with respect to an extension of the Collaboration Term.

2.3 Research Plans.

2.3.1 In General. From time to time during the Collaboration Term, AstraZeneca may deliver written notice to Cellectis that it desires to enter into a research plan that will govern the identification and Development of product(s) directed to Collaboration Target(s), which notice shall identify: (a) the proposed Collaboration Target(s) and, if applicable, the Target(s) to be gene edited on the product(s); (b) the proposed Modality of the product(s); (c) the proposed Indication(s) for which such product(s) would be Developed; and (d) [***]; provided, that, unless otherwise agreed by the Parties, [***]. Promptly following AstraZeneca’s delivery of any such notice to Cellectis, the Parties, through the JSC, shall meet, discuss, and approve a research plan with respect to such product(s). Upon the JSC’s approval thereof: (i) such research plan shall be deemed a “Research Plan;” (ii) each such product shall be deemed a “Candidate Product;” (iii) the duration of the Research Plan included therein shall be deemed the “Research Plan Duration;” (iv) the budget included therein shall be deemed the “Research Budget;” (v) the specific criteria to assist AstraZeneca in determining which Candidate Product to progress into clinical Development included therein shall be deemed the “Development Candidate Criteria;” and (vi) the information required to evidence the satisfaction of such Development Candidate Criteria included therein shall be deemed the “DC Data Package”; provided, that if the content described in foregoing sub-clause (v) is not known at the time of such JSC approval, then the Research Plan shall be amended as promptly as possible to include such content and such content shall be deemed to be the Development Candidate Criteria at the time the Research Plan is so amended. The Research Plans are not intended to generate more than ten (10) Candidate Products in the aggregate; provided, [***]. For clarity, from and after the Collaboration Term, AstraZeneca shall not have the right to cause Cellectis to enter into any research plan.

2.3.2 Research Plan Contents. Each Research Plan shall include:

(a) a designation regarding the applicable [***] for each Candidate Product;

(b) a description of the Candidate Product(s), including the applicable Collaboration Target and Modality, and Indication(s) for which such Candidate Product(s) will be Developed;

(c) the specific activities to be performed by each of Cellectis and AstraZeneca thereunder (which, for clarity, may include activities directed to component(s) of the Candidate Product(s) or other related objectives);

(d) a description of any associated Know-How disclosures and technology transfers;

(e) the estimated duration of the Research Plan (which, for clarity, may extend beyond the expiration of the Collaboration Term), timelines, and budget for the performance of such activities;

(f) any research milestone(s) to be achieved by Cellectis prior to selection of a Development Candidate by AstraZeneca, [***];

(g) to the extent known at the relevant time, the specific criteria to assist AstraZeneca in determining which Candidate Product to progress into clinical Development, along with the information required to evidence the satisfaction of such Development Candidate Criteria;

(h) the Regulatory Documentation, if any;

(i) any Materials to be supplied to either Party in accordance with Section 2.6.3 (Materials); and

(j) the Cellectis Background Technology, the AstraZeneca Background Technology, the Licensed Know-How, and the Licensed Patent Rights that the Parties reasonably expect will be used in connection with the performance of activities thereunder or that would otherwise Cover the Candidate Product(s) (provided, that, for clarity, such description shall in no way limit the scope of AstraZeneca’s rights hereunder).

Notwithstanding the foregoing in this Section 2.3.2 (Research Plan Contents), the [***] shall not include [***], in each case, unless otherwise agreed by AstraZeneca.

2.3.3 Research Plan Amendments. Either Party, through its representatives on the JPT, may propose amendments to such Research Plan at any time by submitting such modifications to the JPT for the JPT’s review and discussion. Promptly following such review and discussion, the JPT shall submit such proposed modifications to the JSC for its approval. Upon the JSC’s written approval of such modifications, such Research Plan shall be deemed to be amended to incorporate such modifications. Notwithstanding the foregoing, if no JPT is established for a given Research Plan, the Parties rather than the JPT shall conduct the activities described in this Section 2.3.3 (Research Plan Amendments).

2.3.4 Additional Research Plans. If, following the Option Exercise Date, AstraZeneca desires to clinically Develop a Licensed Product for one (1) or more additional Indication(s) and such clinical Development would require the conduct of additional pre-clinical Development activities (e.g., to support the filing of a new IND or an IND amendment), then AstraZeneca may provide written notice thereof to Cellectis, which notice shall identify: (a) the proposed additional Indication(s); and (b) [***] for such Development. Promptly following AstraZeneca’s delivery of any such notice to Cellectis, the Parties, through the JSC, shall meet, discuss, and approve a research plan with respect to such Development. Upon the JSC’s approval thereof, such research plan shall be deemed an “Additional Research Plan,” and each Indication described therein shall be deemed an “Additional Indication.” Except as expressly provided otherwise in this Agreement, each Additional Research Plan shall be considered a Research Plan for all purposes under this Agreement. For clarity, AstraZeneca’s licenses under Section 3.2.2 (License Grant Upon Option Exercise) shall continue to apply with respect to any Licensed Product that is the subject of an Additional Research Plan.

2.4 Conduct of Research Activities.

2.4.1 Overview. Except as otherwise expressly provided in a Research Plan or as set forth in this Article 2 (Research Programs), and without prejudice to Section 5.2 (Development Diligence) and Section 8.3 (Commercialization Diligence) with respect to any Licensed Product Developed under an Additional Research Plan, during the Research Term, each Party shall: (a) conduct its Research Activities in accordance with this Agreement (including the Research Plan), in good scientific manner, and in compliance with Applicable Law (and, in the case of Cellectis,

AstraZeneca’s Development standards communicated in writing to Cellectis); and (b) use commercially reasonable efforts to conduct such activities within the timelines set forth therein (including, in the case of Cellectis, to [***]. To the extent contemplated by Section 9.2 (Cellectis Research Costs), AstraZeneca shall reimburse Cellectis for the Cellectis Research Costs incurred in connection with the performance of Cellectis Research Activities.

2.4.2 AstraZeneca Step-In Right. On a Research Plan-by-Research Plan basis, if Cellectis is in breach of Section 2.4.1 (Conduct of Research Activities—Overview) and fails to remedy such breach within [***] after written notice thereof from AstraZeneca, AstraZeneca will have the right, at AstraZeneca’s election, and without limitation to any other right or remedy available to AstraZeneca, to assume and complete some or all of the applicable Cellectis Research Activities. If AstraZeneca so elects to assume and complete any of the applicable Cellectis Research Activities, to the extent requested by AstraZeneca in writing, Cellectis will: (a) without limiting Section 3.7 (Knowledge and Technology Transfer), make available to AstraZeneca any Licensed Know-How or Regulatory Documentation relating to such Cellectis Research Activities; (b) make appropriate personnel available to AstraZeneca at reasonable times and upon reasonable prior notice for the purpose of assisting AstraZeneca in understanding and using such Know-How in accordance with this Agreement; and (c) use good-faith efforts to ensure that AstraZeneca obtains the benefits of Cellectis’s subcontracting agreements that are necessary or reasonably useful for the performance of such Cellectis Research Activities by or on behalf of AstraZeneca (e.g., by assigning such contract(s) to AstraZeneca or, where such assignment is not permitted under the relevant contract(s), facilitating the entry into negotiations between AstraZeneca and the applicable subcontractor(s)) or exercising Cellectis’s rights under such contract(s) on AstraZeneca’s behalf and at AstraZeneca’s request.

2.5 Development Candidates.

2.5.1 [***]. The following provisions of this Section 2.5 (Development Candidates) shall not apply with respect to any Candidate Product that is [***].

2.5.2 DC Data Package. During the Research Term, if Cellectis reasonably believes that it has developed a Candidate Product which satisfies the applicable Development Candidate Criteria, then Cellectis shall submit the DC Data Package to the JSC, together with a draft of Schedule 12.3 which sets forth any information solely to the extent necessary to make Cellectis’s representations and warranties set forth in Schedule 12.3 true and correct as of such date with respect to the Candidate Product. The Parties, through the JSC, shall meet, discuss, and approve a final version of Schedule 12.3 with respect to such Candidate Product. If the JPT believes that it would be beneficial for AstraZeneca to review an interim DC Data Package, the JPT may make such recommendation to the JSC. The JPT’s recommendation shall contain a high-level overview of the contents of such interim DC Data Package, timing of its delivery, and any other relevant parameters. If the JSC agrees that such an interim DC Data Package would be beneficial to AstraZeneca, Cellectis shall submit an interim DC Data Package to AstraZeneca consistent with parameters agreed by the JSC.

2.5.3 Research Plan Duration Data Package. On a Research Plan-by-Research Plan basis, in the event that the JSC determines that a DC Data Package will not be submitted to the JSC before the expiration of the applicable Research Plan Duration, then, no later than [***] before the expiration of such Research Plan Duration, the JSC shall agree upon a high-level overview of the contents of an interim DC Data Package and any other relevant parameters, and Cellectis shall submit such interim DC Data Package to AstraZeneca consistent with the parameters agreed by the JSC on the date of the expiration of the Research Plan Duration.

2.5.4 Final DC Data Package. Within [***] after the receipt of a DC Data Package (including, for clarity, any interim DC Data Package described in Section 2.5.2 (DC Data Package) or Section 2.5.3 (Research Plan Duration Data Package)), AstraZeneca will, following discussions at the JSC, notify Cellectis if AstraZeneca reasonably believes that such DC Data Package is missing any required information included in the Research Plan, which notice will describe such information that AstraZeneca reasonably believes to be missing. To the extent required to be included in any DC Data Package, Cellectis will provide the JSC with any such missing information identified in such notice no later than [***] after the date of AstraZeneca’s request therefor (the DC Data Package, including any required information subsequently provided by Cellectis as contemplated by this Section 2.5.4 (Final DC Data Package), the “Final DC Data Package”). If such missing required information does not exist at the time of AstraZeneca’s request, Cellectis will generate or obtain such missing information as promptly as practicable following AstraZeneca’s request and provide AstraZeneca with an estimate of the time required to generate or obtain such information, and the DC Data Package shall only be considered a Final DC Data Package after such information is provided by Cellectis as contemplated by this Section 2.5.4 (Final DC Data Package).

2.5.5 Additional DC Activities. If the JSC or AstraZeneca reasonably determines that the applicable Candidate Product does not satisfy the Development Candidate Criteria, then AstraZeneca will promptly notify Cellectis thereof and, without prejudice to Cellectis’s obligations under Section 2.4.1 (Conduct of Research Activities—Overview), AstraZeneca shall provide to Cellectis a summary of any additional Development activities that AstraZeneca reasonably believes are required to demonstrate that such Candidate Product satisfies the Development Candidate Criteria (the “Additional DC Activities”), and an extraordinary JSC meeting shall be called as soon as possible after such notification, in order to discuss such activities. If the JSC agrees that the Additional DC Activities are reasonably necessary to demonstrate that such Candidate Product satisfies the Development Candidate Criteria, then, upon the JSC’s written approval of modifications to the applicable Research Plan in accordance with Section 2.3.3 (Research Plan Amendments) describing the Additional DC Activities and, if applicable, any required additional funding for the conduct of such Additional DC Activities, Cellectis will perform such Additional DC Activities in accordance with this Agreement. For clarity, any Additional DC Activities contemplated by a Research Plan shall constitute Research Activities.

2.5.6 Access. Cellectis will make its personnel reasonably available to AstraZeneca as reasonably requested by AstraZeneca to assist AstraZeneca in assessing the DC Data Package and any Final DC Data Package for a period of [***] following the delivery of such DC Data Package or the Final DC Data Package, as applicable.

2.6 Records, Reports, and Materials.

2.6.1 Records. Each Party will maintain, or cause to be maintained, records of its Research Activities in sufficient detail and in a good scientific manner appropriate for scientific, patent, and regulatory purposes, which records will reasonably reflect work performed by such Party under each Research Plan.

2.6.2 Reports. During the Research Term, in advance of each meeting of the applicable JPT, if any (unless otherwise agreed by the JPT), each Party will submit to the JPT for its review and discussion written materials that include a summary of: (a) the Research Activities performed by or on behalf of such Party; and (b) the Know-How, including inventions, arising from such Research Activities, in each case ((a) and (b)), during the period since the previous JPT meeting (each, a “Research Report”). Each Research Report: (i) shall contain sufficient detail to enable the JPT to assess each Party’s progress under corresponding Research Plan; and (ii) shall be discussed by the JPT during each applicable meeting. The JPT shall keep the JSC reasonably informed with respect to all such reports, updates, and meetings.

2.6.3 Materials. During the Research Term, each Party (the “Supplying Party”) will furnish to the other Party (the “Supplied Party”) samples of Materials that it Controls and which are necessary for the Supplied Party to perform its Research Activities as described in the Research Plan (the “Permitted Purpose”). Each Party will use such Materials only for the Permitted Purpose in accordance with the Research Plan and otherwise in accordance with this Agreement. Except with the prior written consent of the Supplying Party, the Supplied Party will not distribute or otherwise allow the release of Materials to any Third Party; provided, that the Parties may transfer Materials to Third Parties appointed as subcontractors in accordance with this Agreement; provided, further, that, in addition to obligations of confidentiality and non-use of information, each such Third Party subcontractor agrees to use the Materials solely for the Permitted Purpose on behalf of the transferring Party and not to transfer them to any other Third Party. Except as otherwise provided in this Agreement, all Materials will remain the sole property of the Supplying Party, will be used in compliance with all Applicable Law, and will be used with prudence and appropriate caution in any experimental work because not all of their characteristics may be known. The Parties will, before supplying any such Materials, enter into an appropriate material transfer agreement.

Article 3

Option; Licenses; Exclusivity; Rights of Negotiation

3.1 Option.

3.1.1 Option Grant. As of the Candidate Product Approval Date, on a Candidate Product-by-Candidate Product basis, Cellectis hereby grants to AstraZeneca the exclusive option to obtain the licenses set forth in Section 3.2.2 (License Grant Upon Option Exercise) with respect to such Candidate Product (each, an “Option”).

3.1.2 Option Exercise for Candidate Products.

(a) AstraZeneca may exercise the Option for a Candidate Product by delivering written notice of such exercise to Cellectis at any time during the Option Period, which notice shall identify the applicable Candidate Product (each such notice, an “Option Exercise Notice”). For clarity, subject to Section 2.3.1 (Research Plans—In General), an Option Exercise Notice may identify more than one (1) Candidate Product that was Developed under a given Research Plan, and separate Option Exercise Notices may be delivered for Candidate Products that were Developed under the same Research Plan. Upon AstraZeneca’s delivery to Cellectis of an Option Exercise Notice for a Candidate Product within the Option Period: (i) AstraZeneca will be granted the license set forth in Section 3.2.2 (License Grant Upon Option Exercise) with respect to such Candidate Product; and (ii) such Candidate Product will be deemed a Licensed Product.

(b) If AstraZeneca proposes to exercise the Option with respect to a Candidate Product prior to Completion of the applicable Research Plan, AstraZeneca will notify Cellectis in writing thereof and, promptly following receipt of such notice, Cellectis will provide to AstraZeneca: (i) all information generated during the Research Plan in Cellectis’s possession relating to such Candidate Product that has not previously been provided to AstraZeneca; and (ii) all other material information in Cellectis’s possession that AstraZeneca requests. If AstraZeneca exercises the Option with respect to a Candidate Product before such designation, unless otherwise agreed by AstraZeneca, such exercise shall not relieve Cellectis of its obligation to complete the applicable Cellectis Research Activities for such Candidate Product and, in such case, the JSC and the applicable JPT, if any, will continue until the completion of such Cellectis Research Activities.

(c) If AstraZeneca does not exercise the Option for a Candidate Product during the applicable Option Period in accordance with Section 3.1.2(a), then AstraZeneca will not receive the license set forth in Section 3.2.2 (License Grant Upon Option Exercise) for such Candidate Product, such Candidate Product shall be considered a “Declined Product,” and AstraZeneca will have no further rights or obligations with respect to such Candidate Product under this Agreement other than as expressly set forth in this Agreement, including in Section 3.10 (AstraZeneca Rights of Negotiation) or Section 3.11 (Cellectis Right to Negotiate).

3.2 License Grants to AstraZeneca.

3.2.1 Research License to AstraZeneca. Subject to the terms of this Agreement, during the Research Term, Cellectis will and hereby does grant to AstraZeneca and its Affiliates a non-exclusive, royalty-free, worldwide, sublicensable (to Third Party subcontractors in accordance with Section 3.4 (Sublicensing Rights)), and non-transferable (except as set forth in Section 15.8 (Assignment and Successors)) license, under the Licensed Technology that claims or otherwise Covers, or is otherwise are necessary for, the performance of the AstraZeneca Research Activities, solely to the extent necessary to perform the AstraZeneca Research Activities.

3.2.2 License Grant Upon Option Exercise. Subject to the terms of this Agreement, on a Licensed Product-by-Licensed Product basis, effective as of the applicable Option Exercise Date, Cellectis will and hereby does grant to AstraZeneca and its Affiliates an exclusive, royalty-bearing, sublicensable (in accordance with Section 3.4 (Sublicensing Rights)), and non-transferable (except as set forth in Section 15.8 (Assignment and Successors)) license, under the Licensed Technology, to Exploit the Licensed Product in the Field in the Territory. Notwithstanding the foregoing, except as otherwise provided in Section 7.4.2 (Cellectis Reserved Technology Transfer), AstraZeneca’s and its Affiliates’ licenses under this Section 3.2.2 (License Grant Upon Option Exercise) shall not include the right to [***]. For clarity, this Section 3.2.2 (License Grant Upon Option Exercise) shall not restrict or otherwise prevent AstraZeneca or any of its Affiliates from Exploiting [***].

3.3 License Grant to Cellectis. Subject to the terms of this Agreement, during the Research Term, AstraZeneca will and hereby does grant to Cellectis a non-exclusive, royalty-free, worldwide, sublicensable (to Cellectis’s Affiliates and Third Party subcontractors in accordance with Section 3.4 (Sublicensing Rights)), and non-transferable (except as set forth in Section 15.8 (Assignment and Successors)) license, under the AstraZeneca Licensed Technology, solely to the extent necessary to perform the Cellectis Research Activities in accordance with the applicable Research Plan.

3.4 Sublicensing Rights.Sublicenses.

3.4.1 Subject to the terms of this Agreement (including Section 3.6.2 ([***] Patent Rights – Direct License to Third Party)), each Party (and, in the case of AstraZeneca, its Affiliates) may grant sublicenses of any rights granted to it under Section 3.2 (License Grants to AstraZeneca) or Section 3.3 (License Grant to Cellectis), as applicable, through [***] to any of its Affiliates (in the case of Cellectis) or to one (1) or more Sublicensees, in each case, without the other Party’s prior written consent. The grant of any such sublicense by either Party or, in the case of AstraZeneca, its Affiliates [***]. Notwithstanding the foregoing, AstraZeneca’s and its Affiliates’ right to sublicense under this Section 3.4 (Sublicensing Rights) shall not include the right to [***].

3.4.2 Sublicense Requirements. Each Party will ensure that all permitted sublicenses granted to Third Parties under this Agreement: (a) are in writing; (b) are consistent with the terms of this Agreement; and (c) require the Sublicensee to comply with such Party’s obligations under this Agreement. Each Party will remain responsible and liable for the performance of all of its obligations under this Agreement, whether or not delegated to or performed by an Affiliate or Sublicensee, and for the performance of all Affiliates and Sublicensees under their respective sublicensed rights to the same extent as if such activities were conducted by such Party.

3.4.3 Sublicense Notices. Cellectis will deliver notice to AstraZeneca of any sublicense agreement under the AstraZeneca Licensed Technology that it enters into with a Sublicensee no later than [***] following the execution thereof, which notice shall include: [***]. AstraZeneca will deliver notice of any sublicense agreement that it or its Affiliate enters into with a Sublicensee under which it grants such Third Party [***] rights no later than [***] following the execution thereof, which notice shall include: [***].

3.5 Subcontractors. Each Party may perform any of its obligations under this Agreement through one (1) or more Third Party subcontractors; provided, that: (a) the subcontracting Party will not engage any subcontractor that has been debarred by any Regulatory Authority; (b) the subcontracting Party remains fully responsible for the work allocated to, and payment to, such subcontractors to the same extent it would if it had done such work itself; (c) the subcontractor agrees in writing to obligations of confidentiality and non-use applicable to the Confidential Information that are at least as stringent as those set forth in Article 11 (Confidentiality); (d) the subcontractor agrees in writing to assign to the subcontracting Party all Know-How, Patent Rights, and other Intellectual Property Rights conceived, discovered, developed, or otherwise made by the subcontractor pursuant to its agreement with the subcontracting Party to the extent applicable to the Parties’ activities under this Agreement, including any such Know-How, Patent Rights, or other Intellectual Property Rights that are necessary or reasonably useful to Exploit any Candidate Product or Licensed Product; (e) the subcontracting Party will be liable for any act or omission of any subcontractor that is a breach of any of the subcontracting Party’s obligations under this Agreement as though the same were a breach by the subcontracting Party, and the non-subcontracting Party will have the right to proceed directly against the subcontracting Party without any obligation to first proceed against such subcontractor; (f) Cellectis shall inform the JSC in writing before subcontracting to a Third Party any material activities under a Research Plan and such proposed subcontracting shall be discussed at the next meeting of the JSC (or such other time determined by the Parties) (provided, that such subcontracting shall require the prior written approval of AstraZeneca (which approval shall not be unreasonably withheld), unless such subcontracting has been previously approved as part of a Research Plan); and (g) any subcontractor to be engaged by a subcontracting Party to perform such subcontracting Party’s obligations set forth in this Agreement will meet the qualifications typically required by such subcontracting Party for the performance of work similar in scope and complexity to the subcontracted activity.

3.6 Upstream Licenses.

3.6.1 Existing Upstream Licenses. AstraZeneca acknowledges and agrees that: (a) certain of the Licensed Technology licensed by Cellectis to AstraZeneca and its Affiliates hereunder is subject to the terms of the Existing Upstream Licenses; and (b) it shall comply with, and shall cause its Affiliates and Sublicensees to comply with, the obligations applicable to sublicensees under the Existing Upstream Licenses that are expressly listed on Schedule 3.6.1 (Certain Terms of Existing Upstream Licenses). Cellectis shall be solely responsible for all payments of any kind (including all upfront, milestone, royalty, and other payments) arising under any Existing Upstream License.

3.6.2 [***] Patent Rights – Direct License to Third Party. On a Candidate Product-by-Candidate Product or a Licensed Product-by-Licensed Product basis, AstraZeneca may at any time request and authorize Cellectis to grant the rights and license set forth in Section 3.2.1 (Research License to AstraZeneca) and Section 3.2.2 (License Grant Upon Option Exercise) with respect to the [***] Patent Rights [***] directly to Third Parties by giving written notice to Cellectis designating to which Third Party such direct right or license is to be granted. Upon receipt of any such notice, Cellectis will enter into and sign a separate direct license or similar agreement with such designated Third Party, which include a license in respect of all of the [***] Patent Rights. All such direct licenses or similar agreements will be consistent with the terms and conditions of this Agreement, except for such modifications as may be required by the laws and regulations in the country in which the direct license or right will be exercised. Cellectis may provide a copy of any such license or similar agreements to [***] any of its direct or indirect licensors to the extent required to comply with the terms of any license agreement to which Cellectis is a party from time to time. The Parties further agree and acknowledge that no additional consideration would be due to Cellectis from AstraZeneca or such Third Party in respect of the grant of any such license or similar right (including pursuant to Section 9.5 (Sublicensing Revenue)), and the grant of any such license or similar right shall, as between AstraZeneca and such Third Party, limit AstraZeneca’s license and other rights accordingly so long as any such agreement remains in effect with such Third Party. The Parties acknowledge and agree that any rights or licenses that may hereafter be granted by Cellectis at the request of AstraZeneca as contemplated by the immediately preceding sentence are rights or licenses that were previously provided to AstraZeneca pursuant to this Agreement in accordance with the broad collaboration and development activities contemplated by this Agreement, and therefore Cellectis has already received (or, in the future and in accordance with the terms of this Agreement, will have the right to receive) compensation that Cellectis and AstraZeneca have determined is fair and equitable and that Cellectis shall therefore not have the right to any additional payments or compensation from AstraZeneca or any other person or entity in connection with the foregoing.

3.6.3 Future Upstream Licenses.

(a) Subject to Section 10.3.6 (Third Party Rights), if, following the Effective Date, Cellectis or any of its Affiliates proposes to enter into any agreement with a Third Party pursuant to which Cellectis or any of its Affiliates would acquire a license or other rights with respect to any Patent Right or Know-How that claims or otherwise Covers, or is otherwise necessary or reasonably useful for, the conduct of the Research Activities or the Exploitation of any Candidate Product or Licensed Product (“Cellectis Future In-Licensed IP”), then, prior to entering into such agreement, Cellectis shall: (i) provide AstraZeneca a summary of the terms and conditions of the proposed agreement under which such Cellectis Future In-Licensed IP would be acquired (each, a “Future Upstream License”) that [***]; and (ii) meet and discuss with AstraZeneca in good faith the proposed Future Upstream License and any such terms and conditions. In the event that [***].

(b) If, following the Parties’ meeting and discussion regarding the Future Upstream License, Cellectis or any of its Affiliates enters into such agreement and AstraZeneca so elects to include such Cellectis Future In-Licensed IP in the Licensed Technology, then the Parties shall [***], and such Cellectis Future In-Licensed IP shall be included in the Licensed Technology upon the Parties’ written agreement relating to [***].

(c) If AstraZeneca does not elect to include such Cellectis Future In-Licensed IP within the Licensed Technology, then: (i) Cellectis shall not use such Cellectis Future In-Licensed IP in the course of performing any activities under this Agreement (including any Cellectis Research Activities); (ii) such Cellectis Future In-Licensed IP shall not be included in or deemed to be Licensed Technology; (iii) Cellectis shall be responsible for all payments owed as a result of Cellectis’s practice of such Cellectis Future In-Licensed IP; and (iv) AstraZeneca shall have no right or license under any rights with respect to the applicable Cellectis Future In-Licensed IP; provided, that if any Cellectis Future In-Licensed IP that, at the time of entry into the applicable Future Upstream License, was not [***] becomes [***] and AstraZeneca desires to include such Cellectis Future In-Licensed IP within the Licensed Technology, Cellectis shall, [***] to amend the Future Upstream License to be consistent with this Agreement if any terms therein are inconsistent with this Agreement. If [***] Cellectis amends the Future Upstream License to be consistent with this Agreement, then AstraZeneca shall be deemed to have elected to include such Cellectis Future In-Licensed IP in the Licensed Technology, in which case Section 3.6.3(b) shall apply with respect thereto.

3.7 Knowledge and Technology Transfer. Without limiting Cellectis’s obligations under Section 2.6.2 (Reports), on a Licensed Product-by-Licensed Product basis, within [***] following the applicable Option Exercise Date, the Parties will agree on a knowledge and technology transfer plan pursuant to which Cellectis will deliver to AstraZeneca copies of: (a) the Licensed Know-How related to each Licensed Product Controlled by Cellectis in such form as is maintained by Cellectis in the ordinary course of business; and (b) any other Licensed Know-How Controlled by Cellectis in such form as is maintained by Cellectis in the ordinary course of business; provided, that any such Licensed Know-How to the extent relating to Manufacturing will be disclosed to AstraZeneca in accordance with Article 7 (Manufacturing and Technology Transfer). In addition, as part of such Know-How, Cellectis will transfer to AstraZeneca all Materials Controlled by Cellectis and related to the applicable Licensed Product to the extent described in such plan (the “Cellectis Materials”). The Parties will, before Cellectis supplies any Cellectis Materials, enter into an appropriate material transfer agreement. In addition, from time to time from and after the foregoing knowledge and technology transfer, Cellectis will, upon AstraZeneca’s reasonable request, deliver to AstraZeneca copies of such Licensed Know-How requested by AstraZeneca that is related to the applicable Licensed Product (including any requested Cellectis Materials) Controlled by Cellectis in such form as is maintained by Cellectis in the ordinary course of business. Cellectis will be responsible for all costs and expenses associated with the transfer to AstraZeneca of such Licensed Know-How and Cellectis Materials. Unless otherwise agreed by the Parties in writing, on a Licensed Product-by-Licensed Product basis, Cellectis will make appropriate personnel available to AstraZeneca at reasonable times and upon reasonable prior notice for the purpose of assisting AstraZeneca in understanding and using the Licensed Know-How in accordance with this Agreement for up to [***] per Licensed Product and [***].

3.8 No Implied Licenses; Retained Rights. Each Party acknowledges that the rights and licenses granted under this Agreement are limited to the scope expressly granted herein. Except for the rights expressly granted under this Agreement, no rights, title, licenses, or other interests of any nature whatsoever are granted, whether by implication, estoppel, reliance, or otherwise, by either Party or any of its Affiliates to the other Party. Each Party and its Affiliates specifically reserves all rights not expressly granted to the other Party hereunder (including, in the case of Cellectis, with respect to the Cellectis Reserved Know-How).

3.9 Competing Product Exclusivity. On a Candidate Product-by-Candidate Product and Licensed Product-by-Licensed Product basis, [***], except in the performance of activities under this Agreement, Cellectis and its Affiliates shall not, [***] directly or indirectly, Exploit any Competing Product. Notwithstanding the foregoing in this Section 3.9 (Competing Product Exclusivity), the clinical Development, Manufacture, and Commercialization conducted by Cellectis or any of its Affiliates of [***] shall not constitute a breach of this Section 3.9 (Competing Product Exclusivity).

3.10 AstraZeneca Rights of Negotiation.

3.10.1 In General. In the event that Cellectis or any of its Affiliates receives from, or intends to make an offer to, any Third Party with respect to the transfer, assignment, license, or other disposition of any exclusive rights to Exploit any Candidate Product with respect to which AstraZeneca conducted any Research Activities under a Research Plan that was terminated in accordance with Section 14.2 (Termination) or a Declined Product (each such Candidate Product or Declined Product, a “Subject Product”) or [***], then, within [***] thereof, Cellectis shall provide AstraZeneca with written notice, which notice shall identify the applicable Subject Product (including its Modality and stage of Development) or [***], (if applicable) the applicable Target(s) to which the Subject Product is directed, and the proposed Indication(s) for which such Subject Product or [***] would be Exploited (“Subject Product/[***] Notice”).

3.10.2 Right of First Negotiation – Subject Products.

(a) This Section 3.10.2 (Right of First Negotiation – Subject Products) shall apply with respect to [***] Subject Products for which AstraZeneca receives a Subject Product/[***] Notice.

(b) Without limiting the foregoing in Section 3.10.1 (AstraZeneca Rights of Negotiation—In General), the Subject Product/[***] Notice for the applicable Subject Product shall also include: [***]. AstraZeneca will have an exclusive right, exercisable no later than [***] after receipt of any such written notice from Cellectis, to notify Cellectis of AstraZeneca’s desire to negotiate in good faith for rights to Exploit such Subject Product (each, a “Subject Product ROFN Exercise Notice”).

(c) If AstraZeneca provides such Subject Product ROFN Exercise Notice to Cellectis within such [***] period, then AstraZeneca will have the exclusive right, for [***] from the date of Cellectis’s receipt of the Subject Product ROFN Exercise Notice (as such period may be extended by the Parties’ agreement), to negotiate with Cellectis a definitive license agreement setting forth the terms of a license to Exploit such Subject Product.

(d) If: (i) AstraZeneca does not provide the Subject Product ROFN Exercise Notice to Cellectis within such [***] period; or (ii) AstraZeneca and Cellectis do not enter into a definitive license agreement within such [***] negotiation period (as such period may be extended by the Parties’ agreement) after having conducted such negotiations in good faith, then, in each case ((i) and (ii)), Cellectis will be free to enter into negotiations and an agreement with one (1) or more Third Parties relating to any transfer, assignment, license, or other disposition of rights with respect to such Subject Product without further obligation to AstraZeneca with respect thereto; provided, that Cellectis and its Affiliates shall not enter into any such agreement with any Third Party with respect to such Subject Product on [***].

3.10.3 Right of First Negotiation – [***].

(a) For clarity, this Section 3.10.3 (Right of First Negotiation – [***]) shall not limit, and shall be in addition to, AstraZeneca’s right of first negotiation described in Section 3.10.2 (Right of First Negotiation – Subject Products).

(b) Without limiting Section 3.10.1 (AstraZeneca Rights of Negotiation—In General), the Subject Product/[***] Notice delivered with respect to [***] shall also include: (i) [***]. AstraZeneca will have an exclusive right, exercisable no later than [***] after receipt of any such written notice from Cellectis, to notify Cellectis of AstraZeneca’s desire to negotiate in good faith for rights to Exploit [***] (each, a “[***]”).

(c) If AstraZeneca provides such [***] to Cellectis within such [***] period, then AstraZeneca will have the exclusive right, for [***] from the date of Cellectis’s receipt of the [***] (as such period may be extended by the Parties’ agreement), to negotiate with Cellectis a definitive license agreement setting forth the terms of a license to Exploit [***].

(d) If: (i) AstraZeneca does not provide the [***] to Cellectis within such [***] period; or (ii) AstraZeneca and Cellectis do not enter into a definitive license agreement within such [***] negotiation period (as such period may be extended by the Parties’ agreement) after having conducted such negotiations in good faith, then, in each case ((i) and (ii)), Cellectis will be free to enter into negotiations and an agreement with one (1) or more Third Parties relating to any transfer, assignment, license, or other disposition of rights with respect to [***] without further obligation to AstraZeneca with respect thereto (and, for clarity, the entry and performance of such agreement would not constitute a breach of Section 3.9 (Competing Product Exclusivity)); provided, that Cellectis and its Affiliates shall not enter into any such agreement with any Third Party with respect to [***] on terms [***].

3.10.4 Right of Notice.

(a) This Section 3.10.4 (Right of Notice) shall apply with respect to each Subject Product for which AstraZeneca receives a notice pursuant to Section 3.10.1 (a “Subject Product Notice”) other than [***] Subject Products for which AstraZeneca receives a Subject Product Notice.

(b) If AstraZeneca and Cellectis do not enter into a definitive license agreement within [***] negotiation period (as such period may be extended by the Parties’ agreement) following AstraZeneca’s receipt of the applicable Subject Product Notice after having conducted such negotiations in good faith, then Cellectis will be free to enter into negotiations and an agreement with one (1) or more Third Parties relating to any transfer, assignment, license, or other disposition of rights with respect to such Subject Product without further obligation to AstraZeneca with respect thereto.

3.11 Cellectis Right to Negotiate. In the event that Cellectis desires to Exploit, itself or with any Third Party, any Declined Product that was Developed under a Research Plan using any Patent Rights or Know-How Controlled by AstraZeneca or any of its Affiliates, then, upon written notice provided by Cellectis to AstraZeneca, AstraZeneca shall:

(a) [***]; and

(b) [***].

Article 4

Governance

4.1 Joint Steering Committee.

4.1.1 Formation and Purpose of the JSC. Promptly, but no later than [***] after the JSC’s approval of the first Research Plan hereunder, the Parties will establish a joint steering committee (the “JSC”) which will coordinate and oversee or monitor the conduct of the Research Plans in accordance with this Section 4.1 (Joint Steering Committee). The JSC will have the responsibilities set forth herein and will dissolve, on a Research Plan-by-Research Plan basis, upon the earlier of: (a) subject to Section 3.1.2(b), AstraZeneca’s exercise of the Option with respect to Candidate Product(s) Developed under such Research Plan; or (b) the expiration of the Option Period if AstraZeneca has not exercised the Option for any Candidate Product Developed under such Research Plan.

4.1.2 Membership. Each Party will designate [***] representatives with appropriate expertise and seniority to serve as members of the JSC, and who collectively have the authority to bind such Party with respect to matters within the purview of the JSC. Each Party may replace its JSC representatives at any time upon written notice to the other Party. [***] will designate one (1) of its JSC members as the chairperson of the JSC. The chairperson or their designee, in collaboration with the Alliance Managers, will be responsible for calling meetings, preparing and circulating an agenda in advance of each meeting, and preparing and issuing minutes of each meeting (including JSC attendees and decisions, if any) within [***] thereafter. Such minutes will be deemed finalized unless any JSC member objects in writing to the accuracy of such minutes no later than [***] after receipt of such minutes, in which case the JSC shall promptly meet and discuss any such objection.

4.1.3 Meetings. The JSC will hold meetings quarterly, and in no event will such meetings be held less frequently than [***] per Calendar Year, unless otherwise agreed by the Parties. The JSC will meet at least [***] per year in person, which location shall alternate between Cellectis’s facilities and AstraZeneca’s or its Affiliate’s facilities. Meetings of the JSC may be held by audio or video teleconference with the consent of each Party. A quorum of the JSC shall exist whenever there is present at a meeting at least [***] voting representatives appointed by each Party. The Alliance Managers will attend each meeting of the JSC as a non-voting participant. Each Party will be responsible for all of its own expenses of participating in any JSC meeting. Notwithstanding the foregoing, each Party shall be entitled, acting reasonably, to require that a meeting of the JSC be organized in relation to any significant matter that needs to be addressed before the next regularly scheduled JSC meeting, by providing [***] written notice to the other Party, accompanied with a proposed agenda; provided, that any such meeting may be held by audio or video teleconference upon either Party’s election.

4.1.4 Meeting Agendas. Each Party will provide to the other Party the proposed agenda items along with appropriate information at least [***] in advance of each meeting of the JSC. Notwithstanding the foregoing, under exigent circumstances requiring JSC input, a Party may provide its agenda items to the other Party within a lesser period of time in advance of the meeting, or may propose that there not be a specific agenda for a particular meeting, so long as such other Party consents to such later addition of such agenda items or the absence of a specific agenda for such JSC meeting.

4.1.5 Specific Responsibilities of the JSC. The responsibilities of the JSC will be to:

(a) update Schedule 2.2.1 (Initial Target Pool and Target Encumbrances) to (i) include new Collaboration Targets (and, if applicable, to remove former Collaboration Targets), as contemplated by Section 2.2.2 (AstraZeneca Target Pool Updates) or (ii) reflect any reduction in the scope of any Target Encumbrances, as contemplated by Section 2.2.3 (Scope Reduction of Target Encumbrances);

(b) meet, discuss, and approve the Research Plans and Additional Research Plans (and amendments thereto), as contemplated by Section 2.3.1 (Research Plans—In General), Section 2.3.3 (Research Plan Amendments), and Section 2.3.4 (Additional Research Plans);

(c) oversee the conduct of and the Parties’ progress under the Research Plans;

(d) meet, discuss, and approve Schedule 12.3 with respect to any Candidate Product that Cellectis reasonably believes satisfies the applicable Development Candidate Criteria, as contemplated by Section 2.5.2 (DC Data Package);

(e) assess whether Candidate Products Developed under Research Plans satisfy the Development Candidate Criteria, as contemplated by Section 2.5.2 (DC Data Package);

(f) agree upon a high-level overview of the contents of an interim DC Data Package and any other relevant parameters, as contemplated by Section 2.5.3 (Research Plan Duration Data Package);

(g) discuss whether a DC Data Package is missing any required information included in the Research Plan and evaluate any such missing information later provided by Cellectis, as contemplated by Section 2.5.4 (Final DC Data Package).

(h) agree that the Additional DC Activities are reasonably necessary, as contemplated by Section 2.5.5 (Additional DC Activities);

(i) discuss subcontracting proposals, as contemplated to Section 3.5 (Subcontractors);

(j) resolve certain disputes, as contemplated by Section 4.5 (Decision-Making);

(k) discuss certain regulatory matters prior to the Option Exercise Date, as contemplated by Section 6.1.1 (Regulatory Activities—Pre-Option Exercise Date);

(l) review, discuss, and approve publications, as contemplated by Section 11.6 (Presentations and Publications); and

(m) perform such other functions as appropriate to further the purposes of this Agreement as specified herein or otherwise agreed by the Parties.

4.2 Joint Project Teams.

4.2.1 Formation and Purpose of the JPTs. Except as otherwise determined by the JSC, on a Research Plan-by-Research Plan basis, promptly, but no later than [***] after the JSC’s approval of such Research Plan, the Parties will establish one (1) joint project team for such Research Plan (each, a “JPT”), which JPT will coordinate and oversee the Parties’ activities under such Research Plan in accordance with this Section 4.2 (Joint Project Teams). Each JPT will have the responsibilities set forth herein and will dissolve, on a Research Plan-by-Research Plan basis, upon the earlier of: (a) subject to Section 3.1.2(b), AstraZeneca’s exercise of the Option with respect to Candidate Product(s) Developed under such Research Plan; or (b) the expiration of the Option Period if AstraZeneca has not exercised the Option for any Candidate Product Developed under such Research Plan.

4.2.2 Membership. Each Party will designate at least [***] representatives to serve as members of each JPT, which members shall have appropriate expertise and seniority, and will have the authority to bind such Party with respect to matters within the purview of such JPT; provided, that the Parties shall at all times have an equal number of representatives of the JPT. Meetings of the JPTs may not require attendance by all members of the JPT; provided, that those members relevant to the agenda items for a given meeting shall be present. Each Party will designate a co-chairperson of each JPT, which will be jointly responsible for calling and managing the meetings of the JPT, including preparing and circulating an agenda in advance of each meeting. The co-chairpersons will be jointly responsible for the keeping of accurate minutes of the deliberations of the JPT and will provide a copy of such minutes to the members of the JPT and the Alliance Managers promptly following each meeting.

4.2.3 Meetings. The JPT will hold meetings regularly, but in no event will such meetings be held less frequently than once per [***], unless otherwise agreed by the Parties. Each Party’s JPT co-chairperson or its designee will attend each meeting of the JPT and shall be responsible for leading such meetings.

4.2.4 Specific Responsibilities of the JPT. The responsibilities of the JPT will be to, with respect to the applicable Research Plan:

(a) coordinate and oversee the Parties’ activities under the applicable Research Plan, as contemplated by this Section 4.2 (Joint Project Teams);

(b) review performance of the applicable Research Plan for the purpose of evaluating progress made thereunder, and review and discuss the Research Reports, as contemplated by Section 2.6.2 (Reports);

(c) if the JPT believes that it would be beneficial for AstraZeneca to review an interim DC Data Package, make a recommendation to the JSC, as contemplated in Section 2.5.2 (DC Data Package);

(d) propose and review Research Plan amendments, as contemplated by Section 2.3.3 (Research Plan Amendments); and

(e) perform such other functions as appropriate to further the purposes of this Agreement as specified herein or otherwise agreed by the Parties.

4.2.5 Disputed Matters. If the JPT representatives of Cellectis and AstraZeneca are unable to agree on or resolve any matter within the scope of its authority after the use of good faith efforts, then, at the election of either Party, such Party may refer such matter to the Alliance Managers for resolution. If the Alliance Managers are unable to agree on or resolve any such matter after the use of good faith efforts, then, at the election of either Party, such Party may refer such matter to the JSC for resolution in accordance with Section 4.5 (Decision-Making).

4.3 Alliance Managers. Each Party will appoint a single individual to coordinate communications between the Parties regarding their Development, Manufacturing, and Commercialization obligations under this Agreement (each, an “Alliance Manager”). The Alliance Managers shall act as a single point of contact for formal notification and communication between the Parties to ensure a successful relationship under this Agreement. The Alliance Managers will attend the JSC meetings as non-voting participants; provided, that, during such meetings, an Alliance Manager may bring any matter to the attention of the JSC if such Alliance Manager reasonably believes that such matter warrants such attention. Each Party will designate its initial Alliance Manager no later than [***] after the Effective Date, and each Party may change its designated Alliance Manager at any time upon written notice to the other Party. Either Alliance Manager may designate a substitute to temporarily perform the functions of that Alliance Manager by written notice to the other Party. Each Alliance Manager will also: (a) be the point of first referral in all matters of conflict resolution; (b) provide a single point of communication for seeking consensus between the Parties regarding key strategy and plan issues; (c) identify and bring disputes to the attention of the JSC in a timely manner; and (d) plan and coordinate cooperative efforts under this Agreement.

4.4 Additional Participants. With the consent of the other Party (not to be unreasonably withheld, conditioned, or delayed), other employees of either Party or any of its Affiliates involved in the Development or Manufacture of any Candidate Product may attend meetings of the JSC or the applicable JPT as non-voting participants. In addition, with the consent of each Party, Third Party consultants, representatives, or advisors involved in the Development or Manufacture of any Candidate Product may attend meetings of the JSC or the applicable JPT as non-voting observers; provided, that such Third Party consultants, representatives, or advisors are under written obligations of confidentiality and non-use applicable to the Confidential Information of each Party that are at least as stringent as those set forth in Article 11 (Confidentiality).

4.5 Decision-Making.

4.5.1 Committee Decisions. Subject to Section 4.5.3 (Escalation; Final Decision-Making): (a) each Party’s representatives on the JSC will collectively have [***] (the “Party Vote”) on all matters brought before the JSC during a meeting at which a quorum exists within its jurisdiction for a decision by consensus; and (b) the JSC will make decisions as to matters within its jurisdiction by unanimous Party Vote, which Party Vote may either be reflected in the minutes of the committee meeting or by an action by written consent signed by the chairperson or its designee identified in writing. [***].

4.5.2 Scope of Committee Authority. For the avoidance of doubt, matters that are specified in this Article 4 (Governance) as only to be reviewed and discussed (as opposed to reviewed, discussed, and approved) shall not require any agreement or decision by either Party and are not subject to the voting and decision-making procedures set forth in this Section 4.5 (Decision-Making).

4.5.3 Escalation; Final Decision-Making. If the JSC representatives of Cellectis and AstraZeneca are unable to agree on or resolve any matter requiring the approval of the JSC after the use of good faith efforts, then, at the election of either Party, such Party may refer such matter to the Executive Officers. The Executive Officers will use good faith efforts to resolve any such disagreement so referred to them as soon as practicable, and any final decision that the Executive Officers agree to in writing will be conclusive and binding on the Parties. If the Executive Officers are unable to resolve any disagreement so referred within a period of [***] after such matter is referred to them (or such longer period as the Executive Officers may agree upon), then, subject to Section 4.6 (General Authority):

(a) No Decision-Making Authority. Neither Party will have the final decision-making authority with respect to any matter to the extent related to: [***]. The mutual agreement of the Parties shall be required to resolve any of the foregoing matters.

(b) Cellectis Final Decision-Making Authority. Cellectis will have the final decision-making authority with respect to any matter to the extent related to the [***].

(c) AstraZeneca Final Decision-Making Authority. AstraZeneca will have final decision-making authority with respect to [***].

4.6 General Authority. The JSC, the JPTs, and Alliance Managers will solely have the powers expressly assigned to them in this Article 4 (Governance) and elsewhere in this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, except as otherwise agreed in writing by the Parties, the JSC, the JPTs, and the Alliance Managers will not have the right to make any decisions:

4.6.1 to amend or modify this Agreement, or waive compliance with this Agreement;

4.6.2 in a manner that excuses such Party from any obligation specifically enumerated under this Agreement;

4.6.3 in a manner that negates any consent right or other right specifically allocated to the other Party under this Agreement;

4.6.4 to resolve any dispute involving the breach or alleged breach of this Agreement;

4.6.5 to resolve a matter if the provisions of this Agreement specify that agreement of the Parties, including consent of each Party, is required for such matter;

4.6.6 in a manner that the other Party reasonably believes would require such other Party to perform any act that would cause such Party to violate any Applicable Law or the requirements of any Regulatory Authority, or otherwise breach any of its obligations hereunder; or

4.6.7 otherwise expand the rights or reduce the obligations of either Party under this Agreement.

4.7 Dispute Resolution. If the Parties are unable to agree on or resolve any matter within the scope of this Article 4 (Governance) pursuant to the procedures provided herein, nothing shall prevent either Party from submitting that matter for resolution pursuant to Section 15.1 (Dispute Resolution).

Article 5

Development

5.1 Licensed Product Development. Subject to Section 5.2 (Development Diligence) and Article 7 (Manufacturing and Technology Transfer), as between the Parties, on a Licensed Product-by-Licensed Product basis, from and after the applicable Option Exercise Date, AstraZeneca will have the sole right, at its sole expense, to Develop the applicable Licensed Product in the Field in the Territory.

5.2 Development Diligence. On a Licensed Product-by-Licensed Product basis, from and after the applicable Option Exercise Date, AstraZeneca will use Commercially Reasonable Efforts, itself or through its Affiliates or Third Parties, to Develop such Licensed Product in [***]. If AstraZeneca: (a) ceases all material Exploitation activities for a Licensed Product throughout [***] for a period of [***]; or (b) publicly announces that it is ceasing all such activities, then AstraZeneca shall promptly inform Cellectis of such decision and [***].

5.3 Development Reports. AstraZeneca will provide to Cellectis a report of its Development activities relating to each Licensed Product within [***] after the end of each Calendar Year following the applicable Option Exercise Date until the date upon which AstraZeneca has ceased all Development activities relating to such Licensed Product, which reports shall [***] (each, a “Development Report”). If requested by Cellectis within [***] of its receipt of the relevant Development Report, AstraZeneca will [***]. Cellectis agrees that any Cellectis employee who has access to a Development Report [***] shall not be involved in any activities related to a Competing Product.

5.4 [***] Sharing. Each Party shall use good-faith efforts to disclose to the other Party any relevant information in its possession regarding any [***]; provided, that, in each case, with respect to agreements entered into with Third Parties that contain confidentiality restrictions that would prohibit the sharing of such [***] with the other Party, upon the discovery of any such [***], the Party seeking to make the disclosure to the other Party shall use commercially reasonable efforts to obtain the consent of the applicable Third Party to share such [***] with the other Party and, if such Party cannot secure such consent, it will be entitled to comply with such confidentiality obligations.

Article 6

Regulatory Affairs

6.1 Regulatory Activities.

6.1.1 Pre-Option Exercise Date. Prior to the Option Exercise Date, the Parties do not anticipate that any Regulatory Documentation will be submitted to or received from any Regulatory Authority with respect to any Candidate Product. If a Party believes that Regulatory Documentation should be submitted to, or receives Regulatory Documentation from, a Regulatory Authority prior to the Option Exercise Date, such Party shall notify the other Party thereof and the JSC shall promptly discuss and agree how to proceed.

6.1.2 Post-Option Exercise Date. On a Licensed Product-by-Licensed Product basis, from and after the applicable Option Exercise Date, as between the Parties, AstraZeneca will have the sole right to prepare, obtain, and maintain Regulatory Approvals and other Regulatory Documentation and to conduct communications with the Regulatory Authorities, in each case, with respect to such Licensed Product in the Territory.

6.2 Cellectis Regulatory Support. From and after the applicable Option Exercise Date, Cellectis will support AstraZeneca, as may be reasonably necessary and at AstraZeneca’s reasonable cost, in obtaining Regulatory Approvals for the Licensed Products throughout the Territory and the activities in support thereof, including providing all documents or other materials in the possession or control of Cellectis or any of its Affiliates as may be necessary or useful for AstraZeneca or any of its Affiliates or its or their Sublicensees to obtain Regulatory Approvals for the Licensed Products.

6.3 Assignment of Regulatory Documentation. Cellectis shall and hereby assigns to AstraZeneca, effective upon the Option Exercise Date for a given Licensed Product, all of its right, title, and interest in and to all Regulatory Documentation relating to such Licensed Product. Cellectis shall duly execute and deliver, or cause to be duly executed and delivered, such instruments and shall do and cause to be done such acts and things, including the filing of such assignments, agreements, documents, and instruments, as may be necessary under or as AstraZeneca may reasonably request in connection with, to carry out more effectively the purpose of, or to better assure and confirm AstraZeneca’s rights under, this Section 6.3 (Assignment of Regulatory Documentation).

6.4 Right of Reference. Cellectis shall and hereby grants to AstraZeneca, its Affiliates, and its and their Sublicensees, effective upon the applicable Option Exercise Date, a “Right of Reference,” as that term is defined in 21 C.F.R. § 314.3(b) and any analogous law, rule, or regulation outside of the U.S., to, and a right to copy, access, and use, the data included in any Regulatory Documentation Controlled by Cellectis or any of its Affiliates that relate to the applicable Licensed Product in the Field in the Territory. Cellectis will execute and deliver, or will cause to be executed and delivered, to AstraZeneca such endorsements, assignments, and other documents as may be reasonably necessary to effect the foregoing Right of Reference, including providing a signed statement that AstraZeneca may rely on, and that the Regulatory Authority may access, in support of AstraZeneca’s application for Regulatory Approval or providing any underlying raw data or information submitted by Cellectis or its Affiliate to the Regulatory Authority with respect to any Regulatory Approval or other Regulatory Documentation Controlled by Cellectis or its Affiliates that relate to such Licensed Product in the Territory.

6.5 Recalls, Suspensions, or Withdrawals. From and after the Option Exercise Date, as between the Parties, AstraZeneca shall have the right to make the final determination whether to voluntarily implement any recall, market suspension, or market withdrawal of the applicable Licensed Product in the Territory. If any such recall, market suspension, or market withdrawal is mandated by a Regulatory Authority in the Territory, then, from and after the Option Exercise Date, as between the Parties, AstraZeneca shall be solely responsible for initiating such recall, market suspension, or market withdrawal. For all recalls, market suspensions, or market withdrawals undertaken pursuant to this Section 6.5 (Recalls, Suspensions, or Withdrawals), as between the Parties, AstraZeneca shall be solely responsible for the execution thereof and Cellectis shall reasonably cooperate in all such efforts at AstraZeneca’s reasonable cost. Subject to Article 13 (Indemnification; Limitation of Liability; Insurance), to the extent that a recall, market suspension, or market withdrawal resulted from a Party’s or its Affiliate’s breach of its obligations hereunder or from such Party’s or its Affiliates’ fraud, negligence, or willful misconduct, such Party shall bear the expense of such recall, market suspension, or market withdrawal.

6.6 Global Safety Database. From and after the applicable Option Exercise Date, AstraZeneca will establish, hold, and maintain the global safety database for the applicable Licensed Product.

Article 7

Manufacturing and Technology Transfer

7.1 Pre-Option Exercise Date. On a Research Plan-by-Research Plan basis, prior to the Option Exercise Date, Cellectis will have sole responsibility for, at AstraZeneca’s cost and expense to the extent such costs constitute Cellectis Research Costs, all Manufacturing activities for Candidate Products in compliance with Applicable Law at Cellectis Manufacturing Sites, or, if mutually agreed by the Parties, other location(s) including, for clarity, if the Candidate Product is [***], except as set forth in Section 7.4.2 (Cellectis Reserved Technology Transfer). Without limiting the foregoing, during a Research Term, Cellectis may elect to, in reasonable consultation with AstraZeneca, enter into new agreement(s) with CMO(s) reasonably acceptable to AstraZeneca to supply the quantities of Materials necessary to perform its obligations under each Research Plan. Cellectis shall, with diligence and good faith, negotiate each such agreement to provide that:

7.1.1 Cellectis may assign such agreement to AstraZeneca after the Option Exercise Date for the applicable Candidate Product without the counterparty’s consent or further consideration;

7.1.2 Cellectis may source supply of the applicable Materials from other suppliers in its sole discretion; and

7.1.3 upon AstraZeneca’s request, such CMO shall provide AstraZeneca with such reasonable assistance as is required in order to transfer to AstraZeneca any manufacturing process (including cell banks and biological Materials) and related technology used in the Manufacture of such Materials (excluding any such Materials to the extent related to the Manufacturing of [***], except as set forth in Section 7.4.2 (Cellectis Reserved Technology Transfer)), including all Materials, data, methods, processes, documentation, and other Know-How related thereto; provided, that such CMO’s assistance may be subject to [***] (each such agreement, a “Qualified CMO Agreement”).

Notwithstanding the foregoing, in the event that Cellectis, despite diligent and good faith negotiation, cannot obtain the CMO’s agreement to any of the items set forth in Section 7.1.1, Section 7.1.2, or Section 7.1.3, Cellectis shall notify AstraZeneca in writing thereof, and the Parties shall discuss in good faith a path for Cellectis to enter into such Qualified CMO Agreement or an alternative agreement, reasonably acceptable to AstraZeneca, without incurring undue delay to the Research Plan.

7.2 Post-Option Exercise Date. On a Licensed Product-by-Licensed Product basis, from and after the Option Exercise Date, AstraZeneca will have sole responsibility for, at its cost and expense, all Manufacturing activities (except if the Licensed Product is [***], in which case Cellectis shall retain such sole responsibility at Cellectis Manufacturing Sites or, if mutually agreed by the Parties, other location(s), except as set forth in Section 7.4.2 (Cellectis Reserved Technology Transfer)) for such Licensed Product pursuant to this Agreement. AstraZeneca may perform its Manufacturing activities itself, through one (1) or more of its Affiliates or CMOs, subject to Section 3.4 (Sublicensing Rights) and Section 3.5 (Subcontractors), or, upon mutual agreement by the Parties, through Cellectis.

7.3 AstraZeneca Option for Additional Cellectis Manufacturing Capacity. Upon AstraZeneca’s request, Cellectis shall use its commercially reasonable efforts to [***] to support the Manufacturing activities contemplated by this Agreement and AstraZeneca’s independent programs. If AstraZeneca makes any such request, the Parties shall enter into a manufacturing capacity allocation and services agreement to govern such arrangement (the “Manufacturing Capacity Agreement”). The Manufacturing Capacity Agreement shall include, among other terms, commitments from Cellectis regarding: [***] other customary terms in such agreements.

7.4 Manufacturing Technology Transfers.

7.4.1 Initial Manufacturing Technology Transfer. Without limiting the foregoing in Section 3.7 (Knowledge and Technology Transfer), and unless the Licensed Product is [***], in which case Section 7.4.2 (Cellectis Reserved Technology Transfer) shall apply, on a Licensed Product-by Licensed Product basis, from and after the Option Exercise Date, Cellectis will make available to AstraZeneca or its designee (which designee may be an Affiliate, Sublicensee, or CMO), pursuant to a mutually agreed technology transfer plan, all Licensed Know-How that is necessary or reasonably useful to enable AstraZeneca or its Affiliates to Manufacture the applicable Licensed Product pursuant to this Agreement, including the then-current process for the Manufacture of the Licensed Product, as well as any improvements or enhancements to such processes (the “Manufacturing Process”) and provide such support as may be necessary or reasonably useful to AstraZeneca or its designee to use and practice the Manufacturing Process, including, if requested by AstraZeneca, by assisting AstraZeneca or its designee to enter into agreement(s) with any of Cellectis’s CMO(s) (such transfer, the “Manufacturing Technology Transfer”). Except to the extent that a transfer of the Manufacturing Process is [***]. For the avoidance of doubt, if the Licensed Product is [***], this Section 7.4.1 (Initial Manufacturing Technology Transfer) shall not apply and Section 7.4.2 (Cellectis Reserved Technology Transfer) shall apply.

7.4.2 Cellectis Reserved Technology Transfer. This Section 7.4.2 (Cellectis Reserved Technology Transfer) shall apply if [***] (each such instance, a “Reserved Technology Transfer Event”). If a Reserved Technology Transfer Event occurs when Cellectis is responsible for Manufacturing the affected Licensed Product, (i) Cellectis will make available to AstraZeneca, pursuant to a mutually agreed technology transfer plan, the Licensed Know-How and the Cellectis Reserved Know-How (other than any such Know-How with respect to the design of the gene editing technologies) that is necessary or reasonably useful to enable AstraZeneca or its Affiliates to Manufacture the applicable Licensed Product pursuant to this Agreement, including the Manufacturing Process and (ii) the license granted to AstraZeneca under Section 3.2.2 (License Grant Upon Option Exercise) shall be deemed to include such Cellectis Reserved Know-How for the purposes of Manufacturing the applicable Licensed Product. Cellectis shall also provide such support as may be necessary or reasonably useful to AstraZeneca to use and practice the Manufacturing Process, including, if requested by AstraZeneca, by assisting AstraZeneca to enter into agreement(s) with any of Cellectis’s CMO(s). Except to the extent that a transfer of the Manufacturing Process is [***]. If a Reserved Technology Transfer Event occurs while AstraZeneca is responsible for Manufacturing the affected Licensed Product, after good faith discussions with Cellectis regarding AstraZeneca’s preferred Third Party manufacturer(s), AstraZeneca may effect a transfer of the Manufacturing Process to such Third Party manufacturer(s) and Cellectis shall provide such support as may be necessary or reasonably useful to AstraZeneca or its Third Party manufacturer(s) (as applicable) to transfer, use, and practice the Manufacturing Process. AstraZeneca hereby acknowledges that the Cellectis Reserved Know-How constitutes Cellectis’s trade secret. For the sake of clarity, the transfer of the Manufacturing Processes pursuant to this Section 7.4.2 (Cellectis Reserved Technology Transfer) shall not effect the transfer of ownership of the Cellectis Reserved Know-How.

Article 8

Commercialization

8.1 In General. Except as provided in Section 8.3 (Commercialization Diligence), as between the Parties, on a Licensed Product-by-Licensed Product basis, from and after the applicable Option Exercise Date, AstraZeneca will have the sole right, at its sole expense, to Commercialize the applicable Licensed Product in the Field in the Territory.

8.2 Booking of Net Sales. Without limiting Section 8.1 (In General), in connection with the Commercialization of the Licensed Products throughout the Territory, as between the Parties, AstraZeneca will be solely responsible for: (a) receiving, accepting, and filling orders for the Licensed Products; (b) handling all returns of the Licensed Products; (c) controlling invoicing, order processing, and collection of accounts receivable for the sales of the Licensed Products; (d) booking and recording sales of the Licensed Products in its books of account; and (e) distributing and managing inventory of the Licensed Products.

8.3 Commercialization Diligence. On a Licensed Product-by-Licensed Product basis, from and after the receipt of Regulatory Approval in the applicable country, AstraZeneca will use Commercially Reasonable Efforts, itself or through its Affiliates or Third Parties, to Commercialize such Licensed Product in [***].

8.4 Licensed Product Trademarks. AstraZeneca shall have the sole right to determine and own the Trademarks to be used with respect to the Exploitation of the Licensed Products throughout the Territory. Notwithstanding the foregoing, to the extent required by Applicable Law in a country or other jurisdiction in the Territory, the promotional materials, packaging, and product labeling for the Licensed Products used by or on behalf of AstraZeneca and its Affiliates in connection with the Licensed Products in such country or other jurisdiction shall contain the corporate name of Cellectis, and, to the extent required and subject to Section 3.4.3 (Sublicense Notices), Cellectis shall and hereby grants AstraZeneca and its Affiliates an exclusive license, with the right to grant sublicenses through [***], to use the corporate name of Cellectis limited for such purpose. For the avoidance of doubt, any goodwill that arises as a result of AstraZeneca’s use of the corporate name of Cellectis shall inure solely to the benefit of Cellectis.

Article 9

Financial Terms

9.1 Upfront Payment. In partial consideration of the rights and licenses granted by Cellectis to AstraZeneca hereunder, subject to the terms of this Agreement, AstraZeneca will pay Cellectis a non-refundable, one (1)-time upfront payment of twenty-five million Dollars ($25,000,000) (the “Upfront Payment”). Following the Effective Date, Cellectis shall provide a valid invoice to AstraZeneca for the Upfront Payment, which will be payable by AstraZeneca within [***] following the receipt of the invoice, which invoice may not be issued prior to the Effective Date.

9.2 Cellectis Research Costs.

9.2.1 Reimbursement of Cellectis Research Costs. Subject to this Section 9.2 (Cellectis Research Costs), AstraZeneca shall reimburse Cellectis for the Cellectis Research Costs incurred during the Research Term in connection with the performance of Cellectis Research Activities in accordance with the Research Plan (including the Research Budget). Cellectis shall record and account for its FTE efforts with respect to each Research Plan to the extent that such FTE efforts are included in Cellectis Research Costs. Cellectis shall calculate and maintain records of its FTE efforts in a manner consistent with past practice and in the same manner as used for other products similarly Developed by Cellectis, unless otherwise agreed by the Parties in writing.

9.2.2 Cellectis Research Costs Overspend. If Cellectis exceeds its budgeted costs and expenses set forth in the applicable Research Budget in a given Calendar Year by more than an aggregate amount equal to [***], then any such overspend of Cellectis shall be borne by Cellectis except to the extent such overspend arises directly from AstraZeneca’s negligence or willful misconduct.

9.2.3 Reimbursement Procedure. Cellectis shall report to AstraZeneca, on a Research Plan-by-Research Plan basis within [***] after the end of each Calendar Quarter during the Research Term, the Cellectis Research Costs incurred during such Calendar Quarter and the Cellectis Research Activities performed by Cellectis during such Calendar Quarter, in each case, with respect to such Research Plan. Each such report shall: (a) allocate the Cellectis Research Costs to the extent possible to a specific Cellectis Research Activity; (b) specify in reasonable detail all amounts included in Cellectis Research Costs during such Calendar Quarter (broken down by activity); (c) include copies of any invoices or other supporting documentation for any Out-of-Pocket Expenses or FTE Costs incurred; and (d) enable AstraZeneca to compare the reported costs against the applicable Research Plan on both a quarterly basis and a cumulative basis for each activity. The Parties shall seek to resolve any questions raised by AstraZeneca related to such accounting statements within [***] following receipt by AstraZeneca of Cellectis’s expense report hereunder. Cellectis shall, concurrently with the delivery of the expense report in accordance with this Section 9.2.3 (Reimbursement Procedure) submit an invoice to AstraZeneca for the full amount of the corresponding reimbursement payment, which amount shall be payable within [***] after AstraZeneca’s receipt of a valid invoice.

9.3 Milestones.

9.3.1 Development Milestones.

(a) In partial consideration of the rights and licenses granted by Cellectis to AstraZeneca hereunder and subject to the terms of this Agreement, on a Candidate Product-by-Candidate Product or a Licensed Product-by-Licensed Product basis, as applicable, and on an Indication-by-Indication basis (subject to Section 9.3.1(c)), from and after the Effective Date, AstraZeneca will pay to Cellectis the following non-refundable, one (1)-time milestone payments set forth in Table 9.3.1(a) below (each, a “Development Milestone Payment”) following the first achievement during the Term of each of the corresponding milestone events (each, a “Development Milestone Event”) with respect to such Candidate Product or Licensed Product by or on behalf of AstraZeneca, any of its Affiliates, or any of their respective Sublicensees (or, with respect to the achievement of [***] or [***], by or on behalf of Cellectis).

Table 9.3.1(a) – Development Milestones

Development Milestone Event	Development Milestone Payment
	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

(b) AstraZeneca shall give Cellectis written notice of the achievement of each Development Milestone Event achieved by AstraZeneca any of its Affiliates no later than [***] after achievement thereof (or, with respect to any Development Milestone Event achieved by any of AstraZeneca’s or its Affiliates’ Sublicensees, no later than [***] after AstraZeneca has been notified of such achievement). Cellectis shall submit an invoice to AstraZeneca promptly following receipt of such notice (or, with respect any [***] or [***] achieved by or on behalf of Cellectis, together with written notice regarding the achievement) for the full amount of the corresponding Development Milestone Payment, which amount will be payable within [***] after AstraZeneca’s receipt of the applicable invoice.

(c) Each Development Milestone Payment will be payable upon the first achievement of the corresponding Development Milestone Event with respect to a Licensed Product for the [***]. If the receipt of Regulatory Approval with respect to such Licensed Product for [***] requires [***], an amount equal to [***] of the full amount of the Development Milestone Payment applicable to [***] such Licensed Product shall become payable hereunder; [***].

9.3.2 Sales Milestones.

(a) In partial consideration of the rights and licenses granted by Cellectis to AstraZeneca hereunder and subject to the terms of this Agreement, on a Licensed Product-by-Licensed Product basis, AstraZeneca will pay Cellectis the amounts set forth in Table 9.3.2(a) below (each, a “Sales Milestone Payment”) upon the first achievement during the Term of the corresponding milestone event set forth below (each, a “Sales Milestone Event”) for such Licensed Product. For the avoidance of doubt, such Sales Milestone Payments shall be payable once per Licensed Product.

Table 9.3.2(a) – Sales Milestones

Sales Milestone Event	Sales Milestone Payment
	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

(b) AstraZeneca will give Cellectis written notice of the achievement of a Sales Milestone Event no later than [***] after the end of the Calendar Year in which such Sales Milestone Event was achieved by AstraZeneca any of its Affiliates or by AstraZeneca’s or its Affiliates’ Sublicensees. Cellectis shall submit an invoice to AstraZeneca promptly following receipt of such notice for the full amount of the corresponding Sales Milestone Payment, which amount will be payable within [***] after AstraZeneca receipt of such invoice.

(c) For the sake of clarity, if two (2) or more Sales Milestone Events are achieved in the same Calendar Year with respect to the same Licensed Product, then AstraZeneca will pay all of the corresponding Sales Milestone Payments when such Sales Milestone Payments becomes due.

(d) With respect to each Licensed Product in each country in the Territory, from and after the expiration of the Royalty Term for such Licensed Product in such country, Net Sales of such Licensed Product in such country will be excluded for purposes of calculating the Net Sales for the Sales Milestone Events.

(e) Notwithstanding anything to the contrary in this Section 9.3.2 (Sales Milestones), in the event that the [***] of a Licensed Product: [***], then such modified Licensed Product shall constitute a separate Licensed Product from such initial Licensed Product for the purposes of this Section 9.3.2 (Sales Milestones); [***], then such Licensed Product shall constitute the same Licensed Product as the Licensed Product that was Developed under the initial Research Plan therefor for the purposes of this Section 9.3.2 (Sales Milestones).

9.4 Royalty Payments.

9.4.1 Royalty Rates.

(a) As further consideration for the rights and licenses granted to AstraZeneca hereunder and subject to the terms of this Agreement, during the Royalty Term, AstraZeneca will pay to Cellectis a royalty on Net Sales of each Licensed Product in the Territory during each Calendar Year at the following rates (the royalty payments made pursuant to this Section 9.4.1 (Royalty Rates), the “Royalties” and the rates set forth in Table 9.4.1(a), the “Royalty Rates”):

Table 9.4.1(a) – Royalty Rates for Licensed Products

[***]	Royalty Rate
[***]	[***]
[***]	[***]
[***]	[***]

(b) The calculation of Royalties under this Section 9.4.1 (Royalty Rates) will be conducted separately for each Licensed Product. Accordingly, if more than one (1) Licensed Product is being sold in the Territory, the Royalty Rates will apply separately to each such Licensed Product.

(c) Notwithstanding any other provision of this Agreement, with respect to each Licensed Product in each country in the Territory, from and after the expiration of the Royalty Term for such Licensed Product in such country, Net Sales of such Licensed Product in such country shall be excluded for purposes of calculating the Royalties contemplated by this Section 9.4.1 (Royalty Rates).

9.4.2 Adjustments to Royalties.

(a) [***]. Subject to Section 9.4.2(e) ([***]), during any period of the Royalty Term for a Licensed Product in a country in which [***], the Royalties due to Cellectis under Section 9.4.1 (Royalty Rates) for such Licensed Product in such country will be reduced by [***] of the applicable Royalties that would otherwise be owed on the Net Sales of such Licensed Product in such country under Section 9.4.1 (Royalty Rates) during the period in [***].

(b) [***]. Subject to Section 9.4.2(e) ([***]), if one (1) or more [***] with respect to a Licensed Product are marketed in a country, then the Royalties due to Cellectis pursuant to Section 9.4.1 (Royalty Rates) with respect to such Licensed Product in such country will be reduced by: [***] of the applicable Royalties that would otherwise be owed on the Net Sales of such Licensed Product in such country under Section 9.4.1 (Royalty Rates) in such Calendar Quarter and thereafter during the Royalty Term in the event that Net Sales of such Licensed Product in such country in any Calendar Quarter decrease to less than [***] of the average Net Sales of such Licensed Product in such country during the preceding [***]; or (ii) [***] of the applicable Royalties that would otherwise be owed on the Net Sales of such Licensed Product in such country under Section 9.4.1 (Royalty Rates) in such Calendar Quarter and thereafter during the Royalty Term in the event that Net Sales of such Licensed Product in such country in any Calendar Quarter decrease to less than [***] of the average Net Sales of such Licensed Product in such country during the preceding [***].

(c) [***]. Subject to Section 9.4.2(e) ([***]), if a court or a governmental agency of competent jurisdiction requires either AstraZeneca or any of its Affiliates or their respective Sublicensees to grant a compulsory license to a Third Party permitting such Third Party to make and sell a Licensed Product in a country in the Territory, then the Royalties due to Cellectis under Section 9.4.1 (Royalty Rates) for such Licensed Product in such country will be reduced by [***] of the applicable Royalties that would otherwise be owed on the Net Sales of such Licensed Product in such country under Section 9.4.1 (Royalty Rates).

(d) [***]. If, following AstraZeneca’s good faith assessment that the Exploitation of a Licensed Product would or could reasonably be expected to infringe or misappropriate a Third Party Right in a country, AstraZeneca or any of its Affiliates enters into an agreement with the applicable Third Party to obtain a license or other right to such Third Party Right with respect to such Licensed Product in such country (each, an “[***]”), then, subject to Section 9.4.2(e) ([***]), the amount of any [***] with respect to the applicable Licensed Product shall be reduced by an amount equal to [***] of any [***] paid by AstraZeneca or any of its Affiliates pursuant to any Additional Third Party Licenses with respect to such Licensed Product (“Third Party Payments”).

(e) [***]. On a country-by-country basis, in no event will the royalty reductions for a Licensed Product permitted under Section 9.4.2(a) ([***]), Section 9.4.2(b) ([***]), Section 9.4.2(c) ([***]), or Section 9.4.2(d) ([***]), alone or together, reduce the Royalties due to Cellectis for such Licensed Product pursuant to Section 9.4.1 (Royalty Rates) in a country in a given Calendar Quarter by more than [***] of the applicable Royalties that would otherwise be owed on the Net Sales of such Licensed Product.

9.5 Sublicensing Revenue. In the event that AstraZeneca grants a sublicense, a right of first refusal, a right of first negotiation, or an option with respect to Licensed Technology for the Exploitation of a Candidate Product or a Licensed Product to a Third Party before [***], on a Candidate Product-by-Candidate Product or a Licensed Product-by-Licensed Product basis, AstraZeneca shall pay to Cellectis an amount equal to [***] of any and all payments or other cash consideration that AstraZeneca receives thereafter in consideration for, and to the extent attributable to, the grant of such rights with respect to such Licensed Technology other than royalty payments, excluding, in each case, any payments made to AstraZeneca to the extent such payments are made: [***] (“Sublicensing Revenue”). Within [***] following the signing of any agreement that includes any such sublicense, right of first refusal, right of first negotiation, or option, AstraZeneca shall notify Cellectis of the existence of such agreement and the amount of the corresponding Sublicensing Revenue(s). AstraZeneca shall notify Cellectis of AstraZeneca’s receipt of any Sublicensing Revenue within [***] following AstraZeneca’s receipt thereof. Cellectis shall submit an invoice to AstraZeneca promptly following receipt of such notice for [***] of the corresponding Sublicensing Revenue payment, which amount will be payable within [***] after AstraZeneca receipt of such invoice.

9.6 Combination Products Adjustment.

9.6.1 If Cellectis is entitled to receive Sales Milestone Payments or Royalties with respect to any Licensed Product sold in the form of a Combination Product in any given country, [***], if sold separately in the same Indication in such country, and B is the invoice price in such country of the ready for sale form of a product containing the same amount of each other therapeutically active ingredient(s) or Delivery System(s) in the Combination Product that is not a Candidate Product (the “Other Components”), if sold separately in the same Indication in such country.

9.6.2 If, on a country-by-country basis, the Other Components are not sold separately in the same Indication in such country, [***].

9.6.3 If, on a country-by-country basis, a Comparable Product is not sold separately in the same Indication in such country, [***].

9.6.4 For the purpose of this Section 9.6 (Combination Product Adjustment), the invoice price for a Comparable Product and for each Other Components shall be for a quantity comparable to that used in the Combination Product in question and of the same class, purity, and potency.

9.6.5 If, on a country-by-country basis, neither a Comparable Product nor the Other Components are sold separately in a country in the same Indication in such country, Net Sales in such country of such Combination Product shall be determined based on [***].

9.7 Royalty Reports; Payments. During the Royalty Term, AstraZeneca shall calculate all amounts payable to Cellectis pursuant to Section 9.4 (Royalty Payments) at the end of each Calendar Quarter. Amounts arising in a calendar month in a currency other than Dollars shall be converted to Dollars on a monthly basis in accordance with Section 9.8 (Mode of Payment) and aggregated for each Calendar Quarter. AstraZeneca shall provide to Cellectis a written statement (each, a “Royalty Report”) of the Royalties due with respect to a given Calendar Quarter within [***] after the end of such Calendar Quarter during the Royalty Term. Each Royalty Report shall include: [***]. Cellectis shall, promptly after (but not before) its receipt of the Royalty Report, submit an invoice to AstraZeneca for the full amount of the corresponding royalty payment, which amount shall be payable within [***] after AstraZeneca’s receipt of a valid invoice.

9.8 Mode of Payment. All Payments shall be made by deposit of Dollars in the requisite amount to such bank account as the Payee may from time to time designate by notice to the Payor. For the purpose of calculating any sums due under, or otherwise reimbursable pursuant to, this Agreement (including the calculation of Net Sales expressed in currencies other than Dollars), the applicable Party shall convert any amount expressed in a foreign currency into Dollar equivalents using its, its Affiliate’s, or its or their Sublicensee’s standard conversion methodology consistent with its Accounting Standards.

9.9 Taxes.

9.9.1 Withholding Tax. Any amounts payable pursuant to this Agreement (“Payments”) shall not be reduced on account of any Taxes and shall be made without any withholding or deduction unless such withholding or deduction is required by Applicable Law. The Party receiving the payment (the “Payee”) shall be responsible for paying to the appropriate Tax Authority any and all Taxes, other than withholding Taxes required by Applicable Law to be paid by the Party making the payment (the “Payor”), levied on account of, or measured in whole or in part by reference to, any Payments to which it is entitled. The Payor shall deduct or withhold from the Payments any Taxes that it is required by Applicable Laws to deduct or withhold. The Payor shall notify the Payee in writing at least [***] before any Payment is due where it expects to make any withholding or deduction with respect to Taxes. Such notification shall contain sufficient details to enable the Payee, acting reasonably, to ascertain whether or not it is entitled under a Tax treaty or otherwise to any reduction or elimination of such withholding Tax. If the Payee is entitled under any applicable Tax treaty to a reduction of rate of, or the elimination of, applicable withholding Tax, it may deliver to the Payor or the appropriate Governmental Authority (with the assistance of the Payor to the extent reasonably required) the forms necessary to reduce the applicable rate of withholding or deduction or to relieve the Payor of its obligation to withhold or deduct Tax, and the Payor shall apply the reduced rate of withholding or deduction, or dispense with withholding or deduction, as the case may be; provided, that the Payor has received evidence, in a form reasonably satisfactory to it, of the Payee’s delivery of such necessary forms at least [***] prior to the time that the Payments are due. If the Payor withholds or deducts any Taxes from the Payments while the Payee is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, the Payor shall reasonably cooperate with the Payee with respect to any documentation required by the appropriate Governmental Authority or reasonably requested by the Payee to secure a reduction of the rate of, or the elimination of, the applicable Taxes withheld or deducted or to secure a repayment of or credit in respect of any Taxes withheld or deducted by the Payor from an applicable Governmental Authority.

9.9.2 Indirect Tax. Notwithstanding any other provision of this Agreement, the following shall apply with respect to any value added, sales, use, consumption, turnover, goods and services, and other similar Taxes (“Indirect Tax”). All payments and other consideration payable under this Agreement are stated exclusive of Indirect Tax. If any Indirect Taxes are chargeable with respect to any payments or other consideration payable under this Agreement, the Payor shall pay such Indirect Taxes. The Parties shall issue valid invoices for all goods and services supplied under this Agreement consistent with the law governing such Indirect Tax, and to the extent any invoice is not initially issued in an appropriate form, the Parties shall cooperate to provide such information or assistance as may be necessary to enable the issuance of such invoice consistent with the law governing such Indirect Tax. To the extent that a Party is required under this Agreement to indemnify or reimburse the other Party (or an Affiliate of that other Party) with respect to any costs, charges, or expenses, the payment shall only include an amount equal to any Indirect Tax thereon not otherwise recoverable by the other Party (or its Affiliate) or the representative member of any Indirect Tax group of which it forms part; provided, that the paying Party or representative member uses reasonable efforts to recover such amount of Indirect Tax.

9.9.3 Tax Cooperation. AstraZeneca and Cellectis shall procure that their group tax functions shall fully cooperate with each other in relation to any reasonable request in connection with any Tax liability arising from any Payment, including information required for the preparation and filing of any Tax return or the conduct of any audit, investigation, dispute, or appeal or any other communication with any Tax Authority, in each case, to the extent: (a) legally permissible; and (b) that such disclosure would not breach any duty of confidentiality or waive privilege. The requesting Party shall be responsible for any Third Party costs properly incurred by the other Party in complying with this Section 9.9.3 (Tax Cooperation). For the purpose of seeking exemption of value added Taxes, the Parties shall reasonably cooperate with each other to provide documents and sign one (1) or more technology transfer contracts that may be proposed and required by any local authority for deduction of value added taxes in the Territory. To the extent there is any conflict between the terms of such tax documentation and the terms of this Agreement, the terms of the tax documentation will control.

9.9.4 Prevention of Facilitation of Tax Evasion. In this Section 9.9.4 (Prevention of Facilitation of Tax Evasion), references to “committing tax evasion” include: (a) fraudulently failing to pay any amount of Tax to the relevant Tax Authority within any applicable time limit for the payment of such Tax without incurring interest or penalties; and (b) fraudulently claiming any relief, allowance, credit, deduction, exemption, or set-off with respect to any Tax (or relevant to the computation of any income, profits, or gains for the purposes of any Tax), or any right to or actual repayment of or saving of Tax. Each Party agrees that: (i) neither it nor any of its Affiliates shall commit tax evasion in relation to any Tax for which it is responsible arising out of this Agreement; (ii) neither it nor its Affiliates shall undertake any activities which would facilitate or otherwise result in another Person committing tax evasion in relation to any Tax for which it is responsible arising out of this Agreement; and (iii) it and its Affiliates shall maintain reasonable procedures designed to prevent any employees, agents, or other persons who perform services for them or on their behalf from undertaking any activities which would facilitate or otherwise result in another Person committing tax evasion in relation to any Tax for which it is responsible arising out of this Agreement. Each Party will: (A) promptly report any apparent breach of this Section 9.9.4 (Prevention of Facilitation of Tax Evasion) to the other Party; (B) answer, in reasonable detail, any written inquiry from the other Party related to such first-referenced Party’s compliance with this Section 9.9.4 (Prevention of Facilitation of Tax Evasion); and (C) cooperate with such other Party and any Governmental Authorities in relation to any investigation relating to the matters referred to in this Section 9.9.4 (Prevention of Facilitation of Tax Evasion).

9.10 Interest on Late Payments. If any Payment is not paid when due, then the Payor shall pay interest thereon (before and after any judgment) at an annual rate equal to the lesser of: (a) [***] above the Reference Rate; and (b) the maximum rate permitted under Applicable Law. Any interest will not be compounded, accrue from day to day, and be calculated based on the actual number of days elapsed from, and including, the payment due date to, but excluding, the actual payment date and a year of three hundred and sixty (360) days.

9.11 Financial Records. Each Party shall, and shall cause its Affiliates and its and their Sublicensees to, keep complete and accurate financial books and records pertaining to the Development and Commercialization of Licensed Products hereunder, including: (a) with respect to Cellectis, Cellectis Research Costs, including actual expenditures with respect to each Research Budget; and (b) with respect to AstraZeneca, any payments due in connection with Candidate Products or Licensed Products (including Net Sales calculations), in each case, to the extent required to calculate and verify all amounts payable hereunder with respect thereto. Each Party shall, and shall cause its Affiliates and its and their Sublicensees to, retain such books and records until the later of: [***].

9.12 Audit.

9.12.1 Procedures. At the request of the other Party, each Party shall, and shall cause its Affiliates and its and their Sublicensees to, permit an independent auditor designated by the other Party and reasonably acceptable to the audited Party at reasonable times and upon reasonable notice, to audit the books and records maintained pursuant to Section 9.11 (Financial Records) to [***]. Such examinations may not: (a) be conducted for any Calendar Quarter more than [***] after the end of such quarter; (b) be conducted more than [***]; or (c) be repeated for any Calendar Quarter. Except as provided below, the cost of any such audit shall be borne by the auditing Party, unless the audit reveals a variance of more than [***] from the reported amounts, in which case the audited Party shall bear the cost of the audit. Unless disputed pursuant to Section 9.12.2 (Audit Dispute), if such audit concludes that: (i) additional amounts were owed by the audited Party, the audited Party shall pay the additional amounts, with interest from the date originally due as provided in Section 9.10 (Interest on Late Payments); or (ii) excess payments were made by the audited Party, the auditing Party shall reimburse such excess payments, in each case ((i) or (ii)), within [***] after the date on which such audit is completed by the auditing Party.

9.12.2 Audit Dispute. If a Party provides notice to the other Party of the existence of a dispute with respect to any audit under this Section 9.12 (Audit), Cellectis and AstraZeneca shall work in good faith to resolve the disagreement. If the Parties are unable to reach a mutually acceptable resolution of any such dispute within [***] of such notice, the dispute shall be submitted for resolution to an independent and impartial certified public accounting firm jointly selected by each Party’s certified public accountants or to such other Person as the Parties shall mutually agree. The auditor shall decide the dispute within [***] of its appointment or as soon as reasonably practicable thereafter. The decision of the auditor shall be final and binding on the Parties, and the costs of such audit dispute as well as the initial audit shall be borne between the Parties in such manner as the auditor shall determine. Not later than [***] after such decision and in accordance with such decision, the audited Party shall pay the additional amounts, with interest from the date originally due as provided in Section 9.10 (Interest on Late Payments) or the auditing Party shall reimburse the excess payments, as applicable.

9.12.3 Confidentiality. The receiving Party shall treat all Confidential Information of the audited Party received or inspected pursuant to this Section 9.12 (Audit) in accordance with the confidentiality provisions of Article 11 (Confidentiality), and the Parties shall cause the applicable auditor to enter into a reasonably acceptable confidentiality agreement with the audited Party obligating such firm to retain all such financial information in confidence pursuant to such confidentiality agreement. The existence of an audit dispute, the submissions therein, and any decision of the auditor shall be deemed the Confidential Information of both Parties.

9.13 Right to Offset. Notwithstanding any other provision set forth in this Agreement [***]. Such offsets shall be in addition to any other rights or remedies available under this Agreement and Applicable Law.

Article 10

Intellectual Property

10.1 Ownership of Intellectual Property.

10.1.1 Background IP. As between the Parties: (a) AstraZeneca shall own and retain all right, title, and interest in and to any and all AstraZeneca Background Technology; and (b) Cellectis shall own and retain all right, title, and interest in and to any and all Cellectis Background Technology.

10.1.2 Arising IP – Research Term.

(a) As between the Parties, AstraZeneca shall own and retain all right, title, and interest in and to any and all Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement (regardless of how such Know-How is made, including regardless of whether such Know-How is made using the other Party’s Intellectual Property Rights) during the Research Term with respect to the applicable Research Plan (including any applicable Additional Research Plan), together with any and all Patent Rights and other Intellectual Property Rights with respect thereto: (i) [***] (“Product-Specific Know-How”), together with any and all Patent Rights (each, a “Product-Specific Patent Right”) and other Intellectual Property Rights with respect thereto (collectively, the “Product-Specific Technology”); or (ii) [***] (“AstraZeneca Foreground Know-How”), together with any and all Patent Rights (each, an “AstraZeneca Foreground Patent Right”) and other Intellectual Property Rights with respect thereto (collectively, the “AstraZeneca Foreground Technology”).

(b) As between the Parties, Cellectis shall own and retain all right, title, and interest in and to any and all Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement (regardless of how such Know-How is made, including regardless of whether such Know-How is made using the other Party’s Intellectual Property Rights) during the Research Term with respect to the applicable

Research Plan (including any applicable Additional Research Plan) [***] (“Cellectis Foreground Know-How”), together with any and all Patent Rights (each, a “Cellectis Foreground Patent Right”) and other Intellectual Property Rights with respect thereto (collectively, the “Cellectis Foreground Technology”).

(c) As between the Parties, each Party shall jointly own and retain right, title, and interest in and to any and all Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement (regardless of how such Know-How is made, including regardless of whether such Know-How is made using the other Party’s Intellectual Property Rights) during the Research Term with respect to the applicable Research Plan (including any applicable Additional Research Plan) to the extent that does not constitute Product-Specific Know-How, AstraZeneca Foreground Know-How, or Cellectis Foreground Know-How (“Joint Know-How”), together with any and all Patent Rights (each, a “Joint Patent Right”) and other Intellectual Property Rights with respect thereto (collectively, the “Joint Technology”). Subject to the Parties’ licenses and other rights and obligations under this Agreement (including exclusivity obligations), each Party will be free to exploit all Joint Technology without the need to obtain further consent of the other Party and without any duty to account or otherwise make any payment of any compensation to the other Party. The exploiting Party shall inform of the other Party of such exploitation by written notice.

10.1.3 Arising IP – Outside of Research Term.

(a) Except as set forth in Section 10.1.3(b), as between the Parties, AstraZeneca shall own and retain all right, title, and interest in and to any and all Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement (regardless of how such Know-How is made, including regardless of whether such Know-How is made using the other Party’s Intellectual Property Rights) other than during the Research Term with respect to the applicable Research Plan (including any applicable Additional Research Plan), including any and all applicable Product-Specific Know-How, Product-Specific Patent Rights, Product-Specific Technology, AstraZeneca Foreground Know-How, AstraZeneca Patent Rights, and AstraZeneca Foreground Technology.

(b) As between the Parties, Cellectis shall own and retain all right, title, and interest in and to any and all Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement (regardless of how such Know-How is made, including regardless of whether such Know-How is made using the other Party’s Intellectual Property Rights) other than during the Research Term with respect to the applicable Research Plan (including any applicable Additional Research Plan) that constitutes Cellectis Foreground Know-How, together with any and all Cellectis Foreground Patent Rights and other Cellectis Foreground Technology.

10.1.4 United States Law. The determination of whether Know-How is conceived, discovered, developed, or otherwise made by or on behalf of a Party or any of its Affiliates for the purpose of allocating Intellectual Property Rights therein under this Agreement shall be made in accordance with Applicable Law in the United States, irrespective of where such conception, discovery, development, or making occurs.

10.1.5 Assignment Obligations. Each Party and its Affiliates shall, and hereby does, assign to the other Party all right, title, and interest in and to all Know-How, Patent Rights, and other Intellectual Property rights to which such Party is allocated ownership in accordance with this Section 10.1 (Ownership of Intellectual Property), including, in each case, all rights of action and claims for damages and benefits arising due to past and present infringement of said rights. In addition, each Party shall cause all Persons who perform Exploitation activities on behalf of such Party or any of its Affiliates under this Agreement or who otherwise conceive, discover, develop, or otherwise make any Know-How by or on behalf of either Party or its Affiliates or its or their Sublicensees under or in connection with this Agreement to be under an obligation to assign (or, if such Party is unable to cause such Person to agree to such assignment obligation despite such Party’s using commercially reasonable efforts to negotiate such assignment obligation, provide an exclusive license under) their rights in any Know-How, Patent Rights, and other Intellectual Property Rights resulting therefrom to such Party, except where Applicable Law requires otherwise and except in the case of governmental, not-for-profit, and public institutions that have standard policies against such an assignment (in which case a suitable license, or right to obtain such a license, will be obtained).

10.1.6 Cooperation. Each Party shall, and shall procure that its Affiliates and each of their employees and contractors shall, execute such further documentation as may be necessary or appropriate, and provide reasonable assistance and cooperation to implement the provisions of this Section 10.1 (Ownership of Intellectual Property), in each case, at their own cost.

10.1.7 Ownership of Product Trademarks. As between the Parties, AstraZeneca will have the sole right to determine, and will own all right, title, and interest in and to, the Product Trademarks throughout the Territory. AstraZeneca will have the sole right, but not the obligation, to register, prosecute, maintain, enforce, and defend the Product Trademarks. Cellectis will not, and will not permit its Affiliates to: (a) use any Trademark that is confusingly similar to, misleading or deceptive with respect to, or that dilutes any (or any part) Product Trademark; or (b) do any act that endangers, destroys, or similarly affects, in any material respect, the value of the goodwill pertaining to any Product Trademark. Cellectis will not, and will not permit its Affiliates to, attack, dispute, or contest the validity of or ownership of any Product Trademark anywhere in the Territory or any registrations issued or issuing with respect thereto.

10.2 Prosecution and Maintenance.

10.2.1 Licensed Patent Rights.

(a) Pre-Option Exercise. As between the Parties, prior to the Option Exercise Date with respect to the applicable Research Plan, Cellectis will have the first right, but not the obligation, using counsel of its own choice, to prepare, file, prosecute, and maintain the Licensed Patent Rights (including, for the sake of clarity, the Joint Patent Rights) which claim or otherwise Cover any applicable Candidate Product, or are otherwise necessary or reasonably useful for the Exploitation thereof, and to be responsible for any related interference, re-issuance, re-examination, and opposition proceedings, in each case, throughout the Territory, at its sole cost and expense, and in accordance with the applicable Prosecution Strategies.

(b) Post-Option Exercise.

(i) As between the Parties, from and after the Option Exercise Date with respect to a Licensed Product, AstraZeneca will have the first right, but not the obligation, using counsel of its own choice, to prepare, file, prosecute, and maintain the Joint Patent Rights, and to be responsible for any related interference, re-issuance, re-examination, and opposition proceedings, in each case, throughout the Territory, at its sole cost and expense, and in accordance with the applicable Prosecution Strategies.

(ii) As between the Parties, from and after the Option Exercise Date, Cellectis will have the sole right, but not the obligation, using counsel of its own choice, to prepare, file, prosecute, and maintain the Licensed Patent Rights that constitute Cellectis Background Patent Rights or Cellectis Foreground Patent Rights, and to be responsible for any related interference, re-issuance, re-examination, and opposition proceedings, in each case, throughout the Territory, at its sole cost and expense, and in accordance with the applicable Prosecution Strategies.

(c) Review and Comment Rights. The Party with the right to prepare, file, prosecute, and maintain a given Licensed Patent Right in accordance with Section 10.2.1(a) (Pre-Option Exercise) or Section 10.2.1(b) (Post-Option Exercise) (the “Prosecuting Party”) will periodically inform the other Party (the “Non-Prosecuting Party”) of all material steps with regard to the preparation, filing, prosecution, and maintenance of such Licensed Patent Right, including by providing the Non-Prosecuting Party with a copy of material communications to and from any patent authority in [***] (if any) regarding such Licensed Patent Right and by providing the Non-Prosecuting Party drafts of any material filings or responses to be made to patent authorities in such countries sufficiently in advance of submitting such filings or responses so as to allow for a reasonable opportunity for the Non-Prosecuting Party to review and comment thereon. The Prosecuting Party shall consider in good faith the requests and suggestions of the Non-Prosecuting Party with respect to such drafts and with respect to strategies for filing and prosecuting such Licensed Patent Rights; provided, that the Prosecuting Party will have the final decision-making authority with respect thereto. Notwithstanding the foregoing, this Section 10.2.1(c) (Review and Comment Rights) shall not apply with respect to any Cellectis Background Patent Rights.

(d) Back-Up Prosecution Right. If the Prosecuting Party decides not to prepare, file, prosecute, or maintain a Licensed Patent Right in a country in the Territory and such Prosecuting Party does not have the sole right to prepare, file, prosecute, and maintain such Licensed Patent Right in such country, then such Prosecuting Party shall provide reasonable prior written notice to the Non-Prosecuting Party of such intention and the Non-Prosecuting Party shall thereupon have the right, upon written notice to the other Party, to assume the control and direction of the preparation, filing, prosecution, and maintenance of such Licensed Patent Right, in such country, at its sole cost and expense, and in accordance with the applicable Prosecution Strategies.

10.2.2 AstraZeneca Patent Rights. As between the Parties, AstraZeneca will have the sole right, but not the obligation, using counsel of its own choice, to prepare, file, prosecute, and maintain any Patent Rights Controlled by AstraZeneca or any of its Affiliates as of the Effective Date or during the Term, including all Patent Rights to be owned by AstraZeneca as contemplated by Section 10.1 (Ownership of Intellectual Property) (collectively, the “AstraZeneca Patent Rights”), and to be responsible for any related interference, re-issuance, re-examination, and opposition proceedings, in each case, throughout the Territory at its sole cost and expense.

10.2.3 Cooperation. Each Party will, and will cause its Affiliates to, assist and cooperate with the other Party, as the other Party may reasonably request from time to time, in the preparation, filing, prosecution, and maintenance of the Licensed Patent Rights and the AstraZeneca Patent Rights in the Territory, including that such Party will, and will ensure that its Affiliates: (a) offer its comments, if any, promptly; and (b) provide access to relevant documents and other evidence and make its employees available at reasonable business hours; provided, that the other Party shall reimburse the cooperating Party for its reasonable and verifiable out-of-pocket costs and expenses incurred in connection therewith.

10.2.4 Coordination. The Parties shall use good-faith and reasonable efforts to avoid creating potential issues in the prosecution of patent applications that are subject to this Section 10.2 (Prosecution and Maintenance). The Parties will, and will cause their Affiliates to, cooperate and implement reasonable patent filing and prosecution strategies (including filing divisionals, continuations, or otherwise) so that, to the extent reasonably feasible, Cellectis Foreground Patent Rights, AstraZeneca Foreground Patent Rights, Product-Specific Patent Rights, and other Patent Rights are pursued in mutually exclusive patent applications (the “Prosecution Strategies”). The Parties shall share pre-filing disclosure and planned filing dates relating to Patent Rights Covering or otherwise disclosing Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement during the Research Term with respect to the applicable Research Plan (including any applicable Additional Research Plan) and Candidate Products at least [***] in advance of filing, to ensure that Cellectis has the opportunity to file a Cellectis Foreground Patent Right and AstraZeneca has the opportunity to file any other applicable Patent Right, including an AstraZeneca Foreground Patent Right or a Product-Specific Patent Right, and the Parties shall coordinate in good faith the filings with respect to such Patent Rights so that, unless otherwise agreed, such filings by one Party are made no earlier than the same day that filings are made by the other Party with respect to the applicable Patent Rights.

10.2.5 Patent Term Extension and Supplementary Protection Certificates. As between the Parties, from and after the Option Exercise Date with respect to a Licensed Product, AstraZeneca will have the sole right to make decisions regarding, and to apply for, patent term extensions in the Territory, including the United States with respect to extensions pursuant to 35 U.S.C. §156 et. seq. and in other jurisdictions pursuant to supplementary protection certificates, and in all jurisdictions with respect to any other extensions that are now or become available in the future, wherever applicable, for the Licensed Patent Rights with respect to such Licensed Product, in each case, including whether or not to do so. Cellectis will provide prompt and reasonable assistance, as requested by AstraZeneca, including by taking such action as patent holder as is required under any Applicable Law to obtain such extension or supplementary protection certificate. AstraZeneca shall give reasonable advance notice to Cellectis of its intent to file one (1) or more supplementary protection certificate(s) based on a Licensed Patent Right.

10.2.6 Patent Listings. As between the Parties, from and after the Option Exercise Date with respect to a Licensed Product, AstraZeneca will have the sole right to make all filings with Regulatory Authorities in the Territory with respect to the Joint Patent Rights, including as required or allowed: (a) in the United States, in the FDA’s Orange Book or Purple Book, as applicable; and (b) in the European Union, under the national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83 or other international equivalents. Cellectis will: (i) provide AstraZeneca a correct and complete list of all such Licensed Patent Rights and other information necessary or reasonably useful to enable AstraZeneca to make such filings with Regulatory Authorities; and (ii) cooperate with AstraZeneca’s reasonable requests in connection therewith, including executing any documents and meeting any submission deadlines.

10.3 Enforcement.

10.3.1 Notification. Each Party will promptly notify the other Party in the event of any actual, likely, or suspected infringement of any Licensed Patent Right (an “Infringement”) of which it becomes aware, including any Infringement that arises as a result of the Exploitation of a product that would be competitive with a Licensed Product and that is directed to the same Target(s) as such Licensed Product (a “Competitive Infringement”). In addition, each Party will promptly notify the other Party in the event that such Party becomes aware of any action by a Third Party seeking a declaration that any Licensed Patent Right is not infringed or is invalid or unenforceable. In all cases, each Party will provide the other Party any available evidence in its possession of such Infringement or other conduct with such notification.

10.3.2 Licensed Patent Rights.

(a) Pre-Option Exercise. [***] result of Exploitation of a product that would be competitive with Cellectis’s or its [***].

(b) Post-Option Exercise. [***].

(c) Back-Up Enforcement Right. If the Party with the right to enforce a given Licensed Patent Right pursuant to Section 10.3.2(a) (Licensed Patent Rights—Pre-Option Exercise) or Section 10.3.2(b) (Licensed Patent Rights—Post-Option Exercise) (the “Primary Enforcing Party”) does not have the [***] to enforce such Licensed Patent Right and does not take commercially reasonable steps to prosecute the alleged or threatened Competitive Infringement within [***] of first becoming aware of such infringement, then the other Party shall have the right, but not the obligation, upon written notice delivered to the Primary Enforcing Party, to prosecute such Infringement Action, at its own cost and expense; provided, that if the Primary Enforcing Party has a [***], then the Parties shall discuss such situation in good faith and such other Party shall not take the proposed action unless and until the Primary Enforcing Party provides its prior written consent (not to be unreasonably withheld, conditioned, or delayed).

(d) Participation; Settlement. The Party that does not have the right to initiate an Infringement Action pursuant to this Section 10.3.2 (Licensed Patent Rights) may participate in any such Infringement Action with counsel of its choice, at its own cost and expense; provided, that the other Party shall retain control of such Infringement Action. During any such Infringement Action, the enforcing Party shall: (i) keep the other Party reasonably informed of all material developments in connection with such Infringement Action; (ii) reasonably consider the non-enforcing Party’s comments with respect to such action; and (iii) not settle any such Infringement Action in a manner that would materially limit the rights of, impose any material obligation, cost, or liability on, or involve any admission by, the other Party, in each case, without the other Party’s prior written consent.

(e) Expenses and Recoveries. Any recovery realized as a result of any Infringement Action described in this Section 10.3.2 (Enforcement), whether by way of settlement or otherwise, shall be allocated first to reimburse the Parties for their costs and expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover all of such expenses). Any remainder of such recovery after such reimbursement shall be [***].

10.3.3 AstraZeneca Patent Rights. As between the Parties, AstraZeneca will have the sole right, but not the obligation, to initiate an Infringement Action against any Infringement with respect to any AstraZeneca Patent Right, at its sole cost and expense.

10.3.4 Collaboration. Each Party will provide to the other Party reasonable assistance in the enforcement action brought under this Section 10.3 (Enforcement), at the enforcing Party’s request and expense, including to be named in and join such action if required by Applicable Laws to pursue such action.

10.3.5 Biosimilar Litigation. Notwithstanding anything to the contrary in this Section 10.3 (Enforcement), regardless of the Party that is the “reference product sponsor” for purposes of an application submitted to the FDA under subsection (k) of Section 351 of the Public Health Service Act (“PHSA”) (“Biosimilar Application”), as between the Parties: (a) AstraZeneca shall have the sole right to designate, pursuant to Section 351(l)(1)(B)(ii) of the PHSA, the counsel who shall receive confidential access to the Biosimilar Application; (b) AstraZeneca shall have the sole right to list any Patent Rights, including the Licensed Patent Rights but excluding the Patent Rights granted under the Existing Upstream Licenses, to the extent that such Patent Rights claim or otherwise Cover the applicable Licensed Product as required pursuant to Section 351(l)(3)(A), Section 351(l)(5)(b)(i)(II), or Section 351(l)(7) of the PHSA, to respond to any communications with respect to such lists from the filer of the Biosimilar Application, and to negotiate with the filer of the Biosimilar Application as to whether to utilize a different mechanism for information exchange than that specified in Section 351(l) of the PHSA; (c) [***] or respond to communications under any equivalent or similar listing described in foregoing sub-clauses (a) and (b) in any other jurisdiction in the Territory; and (d) Cellectis shall cooperate in good faith with AstraZeneca with respect to any such certification or notice under Applicable Law, including with respect to proceedings related thereto. If required pursuant to Applicable Law, Cellectis shall prepare such lists and make such responses at AstraZeneca’s direction and cost. At AstraZeneca’s cost, Cellectis shall: (i) provide to AstraZeneca, within [***] of AstraZeneca’s request, all information, including a correct and complete list of Licensed Patent Rights Covering any Licensed Product, that is necessary or reasonably useful to enable AstraZeneca to make such lists and communications with respect to the Licensed Patent Rights solely to the extent not already provided under this Agreement; and (ii) cooperate with AstraZeneca’s reasonable requests in connection therewith, including reasonable requests to meet any submission deadlines, in each case, to the extent required or permitted by Applicable Law. AstraZeneca shall: (A) reasonably consult with Cellectis prior to identifying any Licensed Patent Rights to a Third Party as contemplated by this Section 10.3.5 (Biosimilar Litigation) and shall consider in good faith Cellectis’s advice and suggestions with respect thereto; and (B) notify Cellectis of any such lists or communications promptly after they are made.

10.3.6 Third Party Rights. If either Party becomes aware of any Intellectual Property Right of a Third Party in any country in the Territory that, in the reasonable opinion of such Party, would be infringed or misappropriated, or would reasonably be expected to be infringed or misappropriated, by the Exploitation of a Candidate Product or a Licensed Product by a Party, any of its Affiliates, or any of its or their Sublicensees, subcontractors, or, in the case of AstraZeneca, its distributors or customers (such right, a “Third Party Right”), such Party shall promptly notify the other Party thereof. Notwithstanding anything to the contrary in this Section 10.3 (Enforcement), as between the Parties, AstraZeneca will have the [***], to negotiate and obtain a license or other rights from such Third Party to such Third Party Right in such country. If, in the reasonable opinion of Cellectis, such Third Party Right may be necessary to Exploit a product Exploited by Cellectis outside of this Agreement, Cellectis will notify AstraZeneca of its interest to be granted a license under such Third Party Right, specifying the product, field of use, territory, and other relevant limitations (the “Cellectis Interest”). [***].

10.4 Defense. Each Party will promptly inform the other Party in writing if such Party receives written notice, or otherwise becomes aware, of alleged infringement, misappropriation, or other violation of a Third Party’s Intellectual Property Rights based upon such Party’s performance of its obligations or exercise of its rights hereunder (a “Third Party IP Claim”). The Parties shall promptly meet to consider such Third Party IP Claim and the appropriate course of action and may, if appropriate, agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute. Except as otherwise set forth under this Agreement (including under Article 13 (Indemnification; Liability of Liability; Insurance)), such Party will be solely responsible for the defense of any such claim brought against it; provided, that Section 10.3 shall govern the right of a Party to assert a counterclaim of infringement. Such Party will each keep the other Party advised of all material developments in the conduct of any proceedings in defending any Third Party IP Claim related to any Candidate Product or Licensed Product and will reasonably cooperate with the other Party in the conduct of such defense. In no event may a Party settle any such infringement, misappropriation, or other violation claim in a manner that would materially limit the rights of, impose any material obligation, cost, or liability on, or involve any admission by, the other Party, in each case, without the other Party’s prior written consent. Notwithstanding anything to the contrary in this Section 10.4 (Defense), if AstraZeneca or its Affiliate defends itself against a Third Party IP Claim for which it is entitled to be indemnified by Cellectis under Section 13.2 (Indemnification of AstraZeneca by Cellectis), at its option, AstraZeneca shall be entitled to [***].

10.5 Common Ownership Under Joint Research Agreements. Notwithstanding anything to the contrary in this Article 10 (Intellectual Property), neither Party shall have the right to make an election under 35 U.S.C. 102(c) when exercising its rights under this Article 10 (Intellectual Property) without the prior written consent of the other Party. With respect to any such permitted election, the Parties shall coordinate their activities with respect to any submissions, filings, or other activities in support thereof. The Parties acknowledge and agree that this Agreement is a “joint research agreement” as defined in 35 U.S.C. 100(h).

10.6 UPC. As between the Parties, from and after the Option Exercise Date with respect to a Licensed Product, AstraZeneca will have the sole right to determine whether to opt in or opt out (and to opt in again) of the Unified Patent Court system with respect to any Joint Patent Right. If requested by AstraZeneca, Cellectis will, as soon as reasonably practicable: (a) submit an application with the Registry of the Unified Patent Court in the manner specified by Rule 5 of the Rules of Procedure of the Unitary Patent Court requesting the UPC Opt-Out or UPC Opt-In, as specified by AstraZeneca, of any such Licensed Patent Right(s); and (b) take such other actions as may be necessary or useful to secure the UPC Opt-Out or UPC Opt-In, as applicable, of such Licensed Patent Right, including making any declarations required by Rule 5(3)(e) of the Rules of Procedure of the Unitary Patent Court.

Article 11

Confidentiality

11.1 Confidential Information. Each Party (the “Receiving Party”) will maintain all Confidential Information disclosed to it or its representatives by or on behalf the other Party (the “Disclosing Party”) or any of its Affiliates in strict confidence during the Term and for a period of ten (10) years thereafter; provided, that any Confidential Information of either Party that constitutes a trade secret will continue to be subject to the terms of this Article 11 (Confidentiality) for so long as such information remains a trade secret. Each Receiving Party will use all such disclosed Confidential Information of the Disclosing Party or any of its Affiliates only for the purposes of this Agreement, including exercising its rights hereunder, and, except as permitted under this Agreement, will not disclose such Confidential Information to any Third Party without the prior written consent of the Disclosing Party. Each Party will notify the other Party promptly following the discovery of any unauthorized use or disclosure by such Party of the other Party’s Confidential Information.

11.2 Exceptions. The following information will not be considered Confidential Information of the Disclosing Party and, accordingly, the obligations of the Receiving Party imposed by Section 11.1 (Confidential Information) will not apply to any such information that:

11.2.1 at the time of disclosure to the Receiving Party, was known to the Receiving Party or any of its Affiliates without an obligation to keep such information confidential other than as a result of disclosure under any other agreement between the Parties, including the Confidentiality Agreement;

11.2.2 is or becomes generally available to the public through means other than an unauthorized disclosure by the Receiving Party, any of its Affiliates, or any representatives to whom it or they disclosed such information;

11.2.3 was or subsequently is disclosed to the Receiving Party or any of its Affiliates without restriction by a Third Party having a right to disclose such information without breaching any obligation to the Disclosing Party; or

11.2.4 is independently developed by the Receiving Party or any of its Affiliates without benefit of or reference to any of the Disclosing Party’s Confidential Information.

For clarity: (a) specific aspects or details of Confidential Information will not be deemed to be publicly available or in the possession of the Receiving Party or any of its Affiliates merely because the Confidential Information is embraced by more general information that is publicly available or in the possession of the Receiving Party or any of its Affiliates; and (b) any combination of Confidential Information will not be considered publicly available or in the possession of the Receiving Party or any of its Affiliates merely because individual elements of such Confidential Information are publicly available or in the possession of the Receiving Party or any of its Affiliates unless the combination and its principles are publicly available or in the possession of the Receiving Party or any of its Affiliates.

11.3 Permitted Disclosures.

11.3.1 In General. Notwithstanding any anything to the contrary set forth in this Article 11 (Confidentiality), the Receiving Party may use and make disclosures of Confidential Information of the Disclosing Party as follows (provided, that any Confidential Information so disclosed will remain subject to the terms of this Agreement):

(a) to its Affiliates, or its and their respective employees, directors, agents, consultants, advisors, representatives, distributors, or Sublicensees, in each case, to the extent necessary for the potential or actual performance of its obligations or exercise of its rights under this Agreement; provided, that such Persons are under an obligation of confidentiality and non-use with respect to such information that is no less stringent than the terms of this Article 11 (Confidentiality);

(b) to patent offices for purposes of prosecuting any applications for any Patent Rights or defending any Patent Rights in actions as contemplated by this Agreement;

(c) to Regulatory Authorities as necessary to pursue Development, Commercialization, Manufacturing, or other Exploitation of Licensed Products; provided, that such Confidential Information shall be disclosed only to the extent reasonably necessary, and where permitted, subject to confidential treatment;

(d) to Third Parties to the extent a Party is required to do so pursuant to the terms of an [***] or [***]; provided, that such Confidential Information will be disclosed only to the extent reasonably necessary;

(e) to any bona fide potential investors, underwriters, or acquirer of all or substantially all of the assets of the business to which this Agreement pertains, in each case, who are under an obligation of confidentiality and non-use with respect to such information that is no less stringent than the terms of this Article 11 (Confidentiality); provided, that such Confidential Information will be: (i) disclosed only to the extent the Disclosing Party agrees to such disclosure and as reasonably necessary to evaluate the proposed transaction; and (ii) limited to [***];

(f) to the extent required to comply with Applicable Law or a court or administrative order, including of the United States Securities and Exchange Commission, the AMF, or similar regulatory agency in other countries, or to the extent necessary to pursue a legal proceeding pursuant to Section 15.1 (Dispute Resolution) (including a proceeding to enforce or challenge an arbitration award), in each case, to the extent applicable to such Party at such time; provided, that the Party required to make such disclosure: (i) provides the other Party with reasonable prior written notice; (ii) coordinates with the other Party with respect to the wording and timing of any such disclosure and affords the other Party an opportunity to oppose or limit, or secure confidential treatment for, such required disclosure; (iii) if unsuccessful in its efforts pursuant to foregoing sub-clause (ii), takes all reasonable and lawful actions to obtain confidential treatment for such disclosure; and (iv) discloses the minimum amount and scope of the Confidential Information necessary to comply with Applicable Law.

11.3.2 SEC Filings and Other Disclosures. If either Party concludes that a copy of this Agreement must be filed with the United States Securities and Exchange Commission, the AMF, or a similar regulatory agency in any other country, such Party will: (a) within a reasonable time prior to any such filing, provide the other Party with a copy of the Agreement showing any provisions hereof as to which the Party proposes to request confidential treatment; (b) provide the other Party with an opportunity to comment on any such proposed redactions and to suggest additional redactions; and (c) take such Party’s reasonable comments into consideration before filing such Agreement and use commercially reasonable efforts to have terms identified by such other Party afforded confidential treatment by the applicable regulatory agency.

11.3.3 Terms of this Agreement. Either Party may disclose a version of this Agreement which has been redacted to the satisfaction of the Parties to any bona fide actual or prospective acquirers, underwriters, investors, lenders, or other financing sources (including in connection with any royalty monetization transaction) and any bona fide actual or prospective licensors, Sublicensees, licensees, or strategic partners and to employees, directors, agents, consultants, and advisers of any such Third Party, in each case, who are under a written obligation of confidentiality with respect to such information that is no less stringent than the terms of this Article 11 (Confidentiality); provided, that such Confidential Information will be disclosed only to the extent reasonably necessary to evaluate the proposed transaction or perform its obligations or exercise its rights granted under the applicable agreement.

11.4 Publicity. Except as otherwise contemplated by this Section 11.4 (Publicity), Section 11.6 (Publications and Presentations), and Applicable Law, legal process, or stock exchange rules, neither Party will issue a press or news release or make any similar public announcement related to the execution or terms of this Agreement, the conduct of Research Plans, or the Development, Commercialization, or other Exploitation of the Candidate Products or the Licensed Products, in each case, without the prior written consent of the other Party (provided, that, for the purpose of this Section 11.4 (Publicity), consent via e-mail with return receipt shall be permissible). Notwithstanding the foregoing, from and after the Option Exercise Date with respect to a Licensed Product, AstraZeneca, its Affiliates, and its and their Sublicensees shall have the right to publicly disclose information (including with respect to regulatory matters) with respect to the Development, Commercialization, or other Exploitation of the Licensed Products without Cellectis’s prior consent; provided, that: (a) where permitted by Applicable Law, legal process, and stock exchange rules and to the extent reasonably practicable, AstraZeneca will use good-faith efforts to provide Cellectis with advanced notice of any such disclosure; and (b) any such disclosure does not include Cellectis’s Confidential Information.

11.5 No Use of Name. Except as expressly provided herein, neither Party shall use the name, logo, or Trademark of the other Party or any of its Affiliates or any of its or their Sublicensees (or any abbreviation or adaptation thereof) in any publication, press release, marketing and promotional material, or other form of publicity without the prior written approval of such other Party; provided, that the foregoing shall not prohibit: (a) AstraZeneca from making any disclosure identifying Cellectis to the extent required in connection with its exercise of its rights or obligations under this Agreement; (b) subject to Section 11.3.2 (SEC Filings and Other Disclosures), either Party from making any disclosure identifying the other Party that is required by Applicable Law or the rules of a stock exchange on which the securities of the Disclosing Party are listed (or to which an application for listing has been submitted), or (c) Cellectis from using the AstraZeneca corporate name and logo on its website and in corporate presentations solely to the extent (i) required by Applicable Law or (ii) subject to the confidentiality provisions of Article 11 (Confidentiality), as reasonably necessary to factually describe the Parties’ relationship under this Agreement. If, in accordance with the foregoing, AstraZeneca provides Cellectis with its prior written approval for Cellectis to use AstraZeneca’s corporate name and logo on its website or in a corporate presentation for an expressly stated use, Cellectis shall not be required to obtain AstraZeneca’s prior written approval to use AstraZeneca’s corporate name and logo for such expressly stated use in a future publication, press release, marketing and promotional material, or other form of publicity.

11.6 Publications and Presentations.

11.6.1 Pre-Option Exercise Date. Neither Party may publicly present or publish the results of, or scientific information regarding, any Research Activities, including any such activities related to the Collaboration Targets and Candidate Products during the Research Term, except as approved by the JSC and subject to the additional limitations set forth in this Section 11.6 (Publications and Presentations).

11.6.2 Post-Option Exercise Date. From and after the Option Exercise Date, AstraZeneca will have the sole right to present or publish the results of, or scientific information regarding, any activities under this Agreement with respect to the applicable Licensed Product, subject to Cellectis’s prior review solely to the extent that such presentation or publication will include any Confidential Information of Cellectis, in accordance with Section 11.6.3 (Procedures); provided, that: (a) AstraZeneca shall consider in good faith the addition of Cellectis co-author(s) in such presentation or publication where appropriate in light of standard academic practice; and (b) AstraZeneca shall not be required to provide to Cellectis presentations or publications for review that contain Confidential Information of Cellectis if Cellectis has previously authorized the use of such Confidential Information in any previous presentation or publication. From and after the Option Exercise Date, Cellectis shall not present or publish the results of, or scientific information regarding, any activities under this Agreement with respect to the applicable Licensed Product without AstraZeneca’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

11.6.3 Procedures. If either Party intends to make any presentation or publication as permitted by this Section 11.6 (Publications and Presentations), such Party (the “Publishing Party”) shall provide the other Party (the “Non-Publishing Party”) with such proposed publication or presentation at least [***] prior to the intended publication date. The Non-Publishing Party will have the right to reasonably review and comment on such publication or presentation, and the Publishing Party shall in good faith consider any comments made by the Non-Publishing Party in such [***] period. If such publication or presentation contains Confidential Information of the Non-Publishing Party, then, upon the Non-Publishing Party’s request during such [***] period, the Publishing Party shall remove any such information identified by the Non-Publishing Party. If the Non-Publishing Party requests a reasonable delay in publication or presentation in order to protect patentable Know-How, the Publishing Party shall delay the publication or presentation for a period of no more than [***] to enable patent applications to be filed in accordance with Article 10 (Intellectual Property) to protect patentable Know-How disclosed in such publication or presentation. For clarity, if the Non-Publishing Party fails to provide notice to the Publishing Party during the [***] previewing period as provided under this Section 11.6.3 (Procedures), the Publishing Party shall be free to proceed with the proposed publication or presentation of such Confidential Information.

Article 12

Representations and Warranties; Covenants

12.1 Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party, as of the Effective Date, as follows:

12.1.1 Organization. It is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver, and perform this Agreement.

12.1.2 Authorization. The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and will not violate: (a) such Party’s certificate of incorporation or bylaws (or equivalent charter or organizational documents); (b) any agreement, instrument, or contractual obligation to which such Party is bound; (c) any requirement of any Applicable Law; or (d) any order, writ, judgment, injunction, decree, determination, or award of any court or Governmental Authority presently in effect applicable to such Party.

12.1.3 Enforceability. This Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency, or other laws of general application affecting the enforcement of creditor rights, judicial principles affecting the availability of specific performance, and general principles of equity (whether enforceability is considered a proceeding at law or equity).

12.1.4 No Inconsistent Obligation. It is not under any obligation, contractual, or otherwise, to any Person that conflicts with or is inconsistent in any respect with the terms of this Agreement, including any rights granted hereunder, or that will impede the diligent and complete fulfillment of its obligations hereunder.

12.1.5 No Litigation. There is no action or proceeding pending or, to the knowledge of such Party, threatened that could reasonably be expected to impair or delay the ability of such Party to perform its obligations under this Agreement.

12.1.6 Government Authorizations. All consents, approvals, and authorizations from all Governmental Authorities or other Third Parties required to be obtained by such Party in connection with this Agreement, including the grant of any licenses under the Existing Upstream Licenses, have been obtained.

12.1.7 Debarment. Neither it nor any of its Affiliates has been debarred by any Regulatory Authority, including under the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 301 et seq.), is under investigation for debarment action by any Regulatory Authority, has been disqualified as an investigator pursuant to 21 C.F.R. § 312.70, or has a disqualification hearing pending or is currently employing or using any Person that has been so debarred or disqualified by any Regulatory Authority that it anticipates performing any of such Party’s obligations under this Agreement.

12.2 Additional Representations of Cellectis as of the Effective Date. As of the Effective Date, Cellectis further represents and warrants to AstraZeneca, that, except as set forth on Schedule 12.2 (Exceptions to Additional Representations of Cellectis as of the Effective Date):

12.2.1 Cellectis has the right and authority to: (a) grant to AstraZeneca the licenses and rights under Section 3.2 (License Grants to AstraZeneca) that it purports to grant hereunder; and (b) use, disclose, and exploit the Cellectis Background Technology in accordance with this Agreement.

12.2.2 Cellectis has not granted rights to any Third Party under the Cellectis Background Technology that conflict with the rights granted to AstraZeneca hereunder.

12.2.3 Schedule 2.2.1 (Initial Target Pool and Target Encumbrances) includes a complete and accurate list of all Target Encumbrances with respect to each Collaboration Target set forth on such schedule.

12.2.4 [***].

12.2.5 The inventions claimed or otherwise disclosed by the Cellectis Background Patent Rights: (a) were not conceived, discovered, developed, or otherwise made in connection with any activities funded, in whole or in part, by the federal government of the United States or any agency thereof or any other Governmental Authority; (b) are not a “subject invention,” as that term is described in 35 U.S.C. Section 201(e); and (c) are not otherwise subject to the provisions of the Patent and Trademark Law Amendments Act of 1980, codified at 35 U.S.C. §§ 200-212, as well as any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401, or any corresponding laws applicable outside of the U.S.

12.2.6 Cellectis has provided AstraZeneca true, correct, and complete copies of each Existing Upstream License. Each Existing Upstream License is in full force and effect, and there has been no breach of or default under any such Existing Upstream License as a result of any action or omission of Cellectis or its Affiliates or, to the Knowledge of Cellectis, the actions or omissions of any Third Party. Cellectis has not waived any material rights under any Existing Upstream License. The Existing Upstream Licenses constitute all agreements in effect as of the Effective Date pursuant to which Cellectis or any of its Affiliates in-licenses any Licensed Technology from a Third Party.

12.2.7 All of Cellectis’s and its Affiliates’ and, to the Knowledge of Cellectis, their Third Party licensors’ employees, officers, and consultants who have been involved with the development of Cellectis Background Technology have executed agreements requiring assignment to Cellectis or such Affiliate or Third Party licensor of all Know-How generated during the course of and as the result of their association with Cellectis or such Affiliate or Third Party licensor and all related Intellectual Property Rights, free and clear of any encumbrances, liens, or security interests.

12.2.8 Neither Cellectis nor any of its Affiliates, nor any of its or their respective officers, employees, or agents, has: (a) committed an act; (b) made a statement; or (c) failed to act or make a statement that, in each case ((a)-(c)), (i) would be or create an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Cellectis Background Technology or (ii) could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Territory, with respect the Exploitation of the Candidate Products.

12.2.9 Cellectis has maintained intellectual property protection guidelines within its organization, and there has not been any unauthorized disclosure of the Cellectis Background Technology to any Third Party.

12.2.10 All activities conducted by or on behalf of Cellectis or any of its Affiliates or, to Cellectis’s Knowledge, their Third Party licensors, with respect to the Cellectis Background Technology have been conducted in accordance with Applicable Laws.

12.2.11 Cellectis has responded in good faith to all of AstraZeneca’s written requests for materials and information in connection with AstraZeneca’s due diligence efforts with respect to this Agreement, and it has no Knowledge of any failure to disclose to AstraZeneca any fact or circumstance known to Cellectis that would be reasonably expected to be material to AstraZeneca in connection with this Agreement or the transactions contemplated hereby.

12.2.12 Cellectis has sufficient facilities, experienced personnel, and other capabilities (including via Affiliates and subcontractors) to enable it to perform its obligations under this Agreement.

12.2.13 The Cellectis Background Technology that: (a) Covers or is otherwise necessary or reasonably useful for the performance of the Research Activities; or (b) would reasonably be expected to Cover or otherwise be necessary or reasonably useful for the Exploitation of any Candidate Product or Licensed Product excludes, in each case ((a) and (b)), [***].

12.3 Additional Representations of Cellectis as of the Option Exercise Date. On a Licensed Product-by-Licensed Product basis, as of the Option Exercise Date, Cellectis represents and warrants to AstraZeneca, that, except as set forth on Schedule 12.3 (as such schedule shall be agreed by the Parties, through the JSC pursuant to Section 2.5.2 (DC Data Package), prior to the Option Exercise Date); provided, that Cellectis may satisfy its disclosure obligations with respect to [***] by [***]:

12.3.1 Cellectis has the right and authority to: (a) grant to AstraZeneca the licenses and rights under Section 3.2 (License Grants to AstraZeneca) that it purports to grant hereunder with respect to such Licensed Product; and (b) use, disclose, and exploit the Licensed Technology with respect to the Licensed Product in accordance with this Agreement.

12.3.2 Cellectis has not granted rights to any Third Party under the Licensed Technology that conflict with the rights granted to AstraZeneca hereunder with respect to the Licensed Product.

12.3.3 All Patent Rights Controlled by Cellectis or any of its Affiliates that claim or otherwise Cover, or are otherwise necessary or reasonably useful for, the Exploitation of the Licensed Product (the “Product Patent Rights”), are: (a) subsisting, valid, and enforceable, in whole or in part; (b) solely and exclusively owned or exclusively licensed pursuant to an Upstream License by Cellectis or any of its Affiliates, free of any encumbrances, liens, and security interests; (c) with respect to any pending application, being diligently prosecuted in the respective patent offices in the Territory in accordance with Applicable Law, and Cellectis and its Affiliates and, to Cellectis’s Knowledge, their Third Party licensors have presented all relevant references, documents, and information of which it and the inventors are aware to the relevant patent examiner at the relevant patent office; and (d) filed and maintained properly and correctly, and all applicable fees have been paid on or before the due date for payment.

12.3.4 Each of the Product Patent Rights owned by Cellectis and, to the Knowledge of Cellectis, licensed to Cellectis properly identifies each and every inventor of the inventions claimed therein as determined in accordance with the laws of the jurisdiction in which such Product Patent Right is issued or such application is pending.

12.3.5 Cellectis has provided AstraZeneca true, correct, and complete copies of each Upstream License with respect to the Licensed Product. Each such Upstream License is in full force and effect, and there has been no breach of or default under any such Upstream License as a result of any action or omission of Cellectis or its Affiliates or, to the Knowledge of Cellectis, the actions or omissions of any Third Party. Cellectis has not waived any material rights under any such Upstream License. The Existing Upstream Licenses constitute all agreements in effect as of the Option Exercise Date pursuant to which Cellectis or any of its Affiliates in-licenses any Licensed Technology from a Third Party with respect to such Licensed Product.

12.3.6 The Licensed Patent Rights represent all Patent Rights that Cellectis or any of its Affiliates Control relating to the Licensed Product or the Exploitation thereof. To Cellectis’s Knowledge, there is no Know-How Controlled by Cellectis or any of its Affiliates that relates to the Licensed Product that is not included within the Licensed Know-How, excluding the Cellectis Reserved Know-How. All Intellectual Property Rights relating to the Licensed Product or the Exploitation thereof licensed to Cellectis or any of its Affiliates pursuant to an Upstream License are Controlled by Cellectis or any of its Affiliates, and the rights and obligations of the Parties hereunder with respect to the Licensed Product are consistent with and not limited by such Upstream Licenses, including that the rights granted to AstraZeneca hereunder to any Intellectual Property Rights licensed pursuant to an Upstream License are no more restricted than the analogous rights granted to AstraZeneca hereunder with respect to Intellectual Property Rights solely owned by Cellectis or any of its Affiliates.

12.3.7 No claim has been brought or asserted (and Cellectis has no Knowledge of any claim, whether or not brought or asserted) by any Person alleging that: (a) the Product Patent Rights or the Licensed Know-How with respect to the Licensed Product are invalid or unenforceable; or (b) the conception, development, reduction to practice, disclosing, copying, making, assigning, or licensing of the Product Patent Rights or the Licensed Know-How or Regulatory Documentation relating to the Licensed Product or the Exploitation thereof as contemplated by this Agreement violates, infringes, constitutes misappropriation, or otherwise conflicts or interferes with, or would violate, infringe, or otherwise conflict or interfere with, any intellectual property or proprietary right of any Person.

12.3.8 Except as disclosed in the Upstream Licenses, there are no amounts that will be required to be paid to a Third Party as a result of the Exploitation of the applicable Licensed Product under this Agreement that arise out of any agreement to which Cellectis or any of its Affiliates is a party.

12.3.9 To Cellectis’s Knowledge, no Person is infringing or threatening to infringe, or misappropriating or threatening to misappropriate, the Product Patent Rights or the Licensed Know-How or Regulatory Documentation relating to the Licensed Product.

12.3.10 [***].

12.3.11 Each Person who has or has had any rights in or to any Product Patent Rights or any Licensed Know-How relating to the Licensed Product has assigned and has executed an agreement assigning its entire right, title, and interest in and to such Product Patent Right and Licensed Know-How to Cellectis, its Affiliate, or their Third Party licensors.

12.3.12 The inventions claimed or otherwise disclosed by the Product Patent Rights: (a) were not conceived, discovered, developed, or otherwise made in connection with any activities funded, in whole or in part, by the federal government of the United States or any agency thereof or any other Governmental Authority; (b) are not a “subject invention,” as that term is described in 35 U.S.C. Section 201(e); and (c) are not otherwise subject to the provisions of the Patent and Trademark Law Amendments Act of 1980, codified at 35 U.S.C. §§ 200-212, as well as any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401, or any corresponding laws applicable outside of the U.S.

12.3.13 Cellectis has made available to AstraZeneca true, complete, and correct copies of all Regulatory Documentation and Licensed Know-How in its possession or Control related to the Licensed Product.

12.3.14 The Licensed Know-How related to the Licensed Product has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality. To the Knowledge of Cellectis, no Third Party has breached any such confidentiality obligations.

12.3.15 Cellectis and its Affiliates have generated, prepared, maintained, and retained all Regulatory Documentation related to the Licensed Product that is required to be maintained or retained pursuant to and in accordance with Applicable Law (including cGLP), and all such information is true, complete, and correct.

12.3.16 Cellectis and its Affiliates have conducted, and their respective contractors and consultants have conducted, all Development of the Licensed Product in accordance with Applicable Law, including cGLP.

12.3.17 Neither Cellectis nor any of its Affiliates has any Knowledge of any scientific or technical facts or circumstances that would adversely affect the scientific, therapeutic, or commercial potential of the applicable Licensed Product. Neither Cellectis nor any of its Affiliates is aware of anything that could reasonably be expected to adversely affect the acceptance or the subsequent approval, by any Regulatory Authority, of any filing, application, or request for Regulatory Approval of the Licensed Product.

12.4 Compliance Covenants. Each of AstraZeneca and Cellectis hereby covenants to the other Party, during the Term, as follows:

12.4.1 Compliance with Law. It will, and will ensure that its Affiliates, comply with all Applicable Law in connection with the performance of its and its Affiliates’ activities under this Agreement, including, to the extent applicable, the U.S. Foreign Corrupt Practices Act, the European Data Protection Directive 95/46/EC, the European General Data Protection Regulation (Regulation (EU) 2016/679), and any other applicable national data protection legislation.

12.4.2 No Inconsistent Obligations. It will not, and will ensure that its Affiliates will not, take any action or enter into any agreement with any Third Party that conflicts with or in any way diminishes the rights granted to the other Party under this Agreement.

12.4.3 Foreign Corrupt Practices Act of 1977. In performing under this Agreement, it and its Affiliates will comply with all applicable anti-corruption laws, including the Foreign Corrupt Practices Act of 1977, the anti-corruption laws of the Territory, and all laws enacted to implement the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Officials in International Business Transactions.

12.4.4 No Bribery. Each Party will not directly or indirectly offer or pay, or authorize such offer or payment of, any money, or transfer anything of value, to improperly seek to influence: (a) any elected or appointed government official (e.g., a member of a ministry of health); (b) any employee or person acting for or on behalf of a Governmental Authority; (c) any political party officer, employee, or person acting for or on behalf of a political party or candidate for public office; (d) an employee or person acting for or on behalf of a public international organization; or (e) any person otherwise categorized as a government official under local law.

12.4.5 Export Control. Neither it nor its Affiliates will export, transfer, or sell any Licensed Product to any country or territory except in compliance with Applicable Law.

12.4.6 Debarment. It will not engage, in any capacity in connection with this Agreement, any officer, employee, contractor, consultant, agent, representative, or other person who has been debarred by any Regulatory Authority, including under the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 301 et seq.), is under investigation for debarment action by any Regulatory Authority, has been disqualified as an investigator pursuant to 21 C.F.R. § 312.70, has a disqualification hearing pending or is currently employing or using any Person that has been so debarred or disqualified by any Regulatory Authority to perform any of such Party’s obligations under this Agreement. Each Party will inform the other Party in writing promptly if it or any person engaged by it or any of its Affiliates who is performing any obligations under this Agreement is debarred or excluded, or if any action, suit, claim, investigation, or legal or administrative proceeding is pending or, to each Party’s knowledge, is threatened, pursuant to which a Party, any of its Affiliates, or any such person performing obligations hereunder may become debarred or excluded.

12.4.7 Tax Evasion. Each Party shall take reasonable steps to ensure that neither it, nor any of its Affiliates, shall commit a “UK tax evasion offence” or a “foreign tax evasion offence” (as defined in sections 45 and 46 of the UK Criminal Finances Act 2017) in connection with any activities performed by a Party under this Agreement. Except as required by Applicable Law and to the extent reasonably practicable, each Party shall promptly notify the other Party if it becomes aware that it has committed a “UK tax evasion offence” or a “foreign tax evasion offence” in connection with any activities performed under this Agreement, and shall cooperate with the other Party or any Governmental Authority in relation to any investigation relating to the matters referred to in this Section 12.4.7 (Tax Evasion), in each case, to the extent reasonably required to enable that other Party to comply with its obligations under this Section 12.4.7 (Tax Evasion).

12.5 Additional Covenants of Cellectis. Cellectis hereby covenants to AstraZeneca, during the Term, as follows:

12.5.1 Cellectis shall not, and shall cause its Affiliates not to, incur or permit to exist any encumbrance, lien, or security interest on the Licensed Technology unless such encumbrance, lien, or security interest is subject to the terms of this Agreement (including AstraZeneca’s licenses and Option hereunder).

12.5.2 Cellectis shall not modify, amend, or terminate any Upstream License or waive any right or obligation thereunder in any way that would adversely affect in any material respect AstraZeneca’s rights or interests under this Agreement without AstraZeneca’s prior written consent.

12.5.3 Cellectis shall not breach any covenant, agreement, or obligation under any Upstream License in a manner that would reasonably be expected to give the counterparty to any such agreement the right to terminate or otherwise alter (in a manner adverse to AstraZeneca or any of its Affiliates or their respective Sublicensees) Cellectis’s rights or obligations under such Upstream License.

12.6 Disclaimer. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE, OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER REPRESENTATIONS AND WARRANTIES, WHETHER WRITTEN OR ORAL OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENT RIGHTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES. ASTRAZENECA MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, THAT IT OR ITS AFFILIATES OR ITS OR THEIR SUBLICENSEES WILL BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE A LICENSED PRODUCT OR, IF COMMERCIALIZED, THAT ANY PARTICULAR NET SALES LEVEL OF THE LICENSED PRODUCTS WILL BE ACHIEVED.

Article 13

Indemnification; Limitation of Liability; Insurance

13.1 Indemnification of Cellectis by AstraZeneca. Subject to Section 13.3 (Conditions to Indemnification), AstraZeneca will defend, indemnify, and hold harmless Cellectis and its Affiliates, and their respective employees, officers, directors, and agents (“Cellectis Indemnitees”) from and against any and all liability, damage, loss, cost, or expense of any nature (including reasonable attorneys’ fees and litigation expenses) (“Losses”) incurred or imposed upon any of the Cellectis Indemnitees in connection with any Third Party claims, suits, actions, proceedings, causes of action, or judgments resulting (“Third Party Claims”) arising out of or relating to: [***]

13.2 Indemnification of AstraZeneca by Cellectis. Subject to Section 13.3 (Conditions to Indemnification), Cellectis will defend, indemnify, and hold harmless AstraZeneca and its Affiliates, and their respective Sublicensees, licensees, licensors, employees, officers, directors, and agents (“AstraZeneca Indemnitees”) from and against any and all Losses incurred or imposed upon any of the AstraZeneca Indemnitees in connection with any Third Party Claim arising out of or relating to: [***]

13.3 Conditions to Indemnification. Any Person seeking indemnification (the “Indemnitee”) under this Article 13 (Indemnification; Limitation of Liability; Insurance) will give prompt written notice of the indemnity claim to the indemnifying Party and promptly provide a copy to the indemnifying Party of any complaint, summons, or other written or verbal notice that the Indemnitee receives in connection with any such claim. An Indemnitee’s failure to deliver written notice will relieve the indemnifying Party of liability to the Indemnitee under this Article 13 (Indemnification; Limitation of Liability; Insurance) solely to the extent that such delay is prejudicial to the indemnifying Party’s ability to defend or settle such claim. The indemnifying Party will have the right to assume and control the defense of the indemnification claim at its own expense with counsel selected by the indemnifying Party and reasonably acceptable to the Indemnitee; provided, that the Indemnitee will have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying Party, if representation of such Indemnitee by the counsel retained by the indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnitee and any other party represented by such counsel in such proceedings. The indemnifying Party will act reasonably and in good faith with respect to all matters relating to such claim. If the indemnifying Party does not assume the defense of the indemnification claim as described in this Section 13.3 (Conditions to Indemnification), then the Indemnitee may defend the indemnification claim but will have no obligation to do so. The Indemnitee will not settle or compromise the indemnification claim without the prior written consent of the indemnifying Party, and the indemnifying Party will not settle or compromise the indemnification claim in any manner which would have an adverse effect on the Indemnitee’s interests (including any rights under this Agreement or the scope, validity, or enforceability of any Patent Rights, Confidential Information, or other rights licensed to AstraZeneca by Cellectis hereunder), without the prior written consent of the Indemnitee, which consent, in each case (by the indemnifying Party or the Indemnitee, as the case may be), will not be unreasonably withheld, conditioned, or delayed. The indemnifying Party will not be liable for any settlement or other disposition of the claims by the Indemnitee if such settlement is reached without the written consent of the indemnifying Party pursuant to this Section 13.3 (Conditions to Indemnification). The Indemnitee will reasonably cooperate with the indemnifying Party at the indemnifying Party’s expense and will make available to the indemnifying Party all pertinent information under the control of the Indemnitee, which information will be subject to Article 11 (Confidentiality).

13.4 Limitation of Liability. NEITHER CELLECTIS NOR ASTRAZENECA, NOR ANY OF THEIR RESPECTIVE AFFILIATES, WILL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES UNDER OR IN CONNECTION WITH THIS AGREEMENT FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES, LOST PROFITS, OR LOST REVENUES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY), INDEMNITY, CONTRIBUTION, BREACH OF STATUTORY DUTY, OR OTHERWISE, AND IRRESPECTIVE OF WHETHER THAT PARTY OR ANY REPRESENTATIVE OF THAT PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 13.4 (LIMITATION OF LIABILITY) IS INTENDED TO OR SHALL LIMIT OR RESTRICT: (A) THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 13.1 (INDEMNIFICATION OF CELLECTIS BY ASTRAZENECA) OR SECTION 13.2 (INDEMNIFICATION OF ASTRAZENECA BY CELLECTIS), AS APPLICABLE, IN CONNECTION WITH ANY THIRD PARTY CLAIMS; OR (B) DAMAGES AVAILABLE FOR A PARTY’S GROSS NEGLIGENCE, INTENTIONAL MISCONDUCT, FRAUD, OR BREACH OF SECTION 2.2.4 (TARGET POOL EXCLUSIVITY), 3.9 (COMPETING PRODUCT EXCLUSIVITY), OR ARTICLE 11 (CONFIDENTIALITY).

13.5 Insurance. Each Party will maintain, during the Term and for a period of at least [***] thereafter, at its cost, reasonable insurance with a reputable solvent insurer against liability and other risks associated with its obligations and other activities contemplated by this Agreement in an amount appropriate for its business and products of the type that are the subject of this Agreement. Each Party will furnish to the other Party evidence of such insurance upon request. Notwithstanding the foregoing, AstraZeneca may self-insure in whole or in part the insurance requirements described above.

Article 14

Term and Termination

14.1 Term.

14.1.1 Duration of Term. This Agreement will commence on the Effective Date and, unless otherwise terminated pursuant to Section 14.2 (Termination), will continue, on a Research Plan-by-Research Plan basis, until the expiration of the Option Period with respect thereto should AstraZeneca not timely exercise the Option with respect to one (1) or more Candidate Products Developed under such Research Plan or, if AstraZeneca timely exercises the Option, this Agreement shall continue, on a Licensed Product-by-Licensed Product and country-by-country basis, until the expiration of the Royalty Term for such Licensed Product in such country in the Territory (the “Term”), provided, that the Term shall end upon the expiration of the last-to-expire Option Period, should AstraZeneca not timely exercise any of its Options.

14.1.2 Perpetual Licenses. On a Licensed Product-by-Licensed Product and country-by-country basis, effective upon the expiration of the Royalty Term for such Licensed Product in such country (but not upon any earlier termination of this Agreement for any reason), the licenses granted to AstraZeneca will each become exclusive, fully paid-up, royalty-free, sublicensable (through multiple tiers), irrevocable, and perpetual in such country with respect to such Licensed Product.

14.2 Termination. This Agreement may be terminated as follows:

14.2.1 Termination by AstraZeneca. AstraZeneca may terminate this Agreement, in its entirety or on a Research Plan-by-Research Plan, Candidate Product-by-Candidate Product, or Licensed Product-by-Licensed Product basis: (i) for any or no reason, upon [***] prior written notice to Cellectis; or (ii) [***].

14.2.2 Termination for Breach. If a Party commits a material breach of any obligation set forth under this Agreement, then the other Party may terminate this Agreement in its entirety or with respect to the applicable Research Plan, Candidate Product, or Licensed Product that is the subject of such breach, unless such breach is cured within the [***] after receipt of written notice (a “Termination Notice”) from the non-breaching Party (such period, the “Notice Period”) with respect to such breach; provided, that: (a) the termination shall not become effective at the end of the Notice Period; (b) if the alleged breaching Party disputes in good faith the existence or materiality of any such breach specified in the Termination Notice and provides notice of such dispute within the Notice Period, then the Notice Period shall be tolled and the Party alleging such breach will not have the right to terminate this Agreement unless and until the dispute resolution process provided for in Section 15.1 (Dispute Resolution) has been completed and such breach remains uncured for [***] after the final resolution of the dispute through such dispute resolution procedure; and (c) with respect to any alleged breach by AstraZeneca of its diligence obligations set forth in Section 5.2 (Development Diligence) or Section 8.3 (Commercialization Diligence), Cellectis shall first provide written notice thereof to AstraZeneca and the Parties shall meet within [***] after delivery of such notice to AstraZeneca to discuss in good faith such alleged breach and AstraZeneca’s Development or Commercialization plans, as applicable, with respect to the applicable Licensed Product, which discussions must be concluded by mutual agreement before Cellectis may issue any Termination Notice with respect to such alleged breach (and, for clarity, the Notice Period shall not commence prior to the conclusion of such good faith discussions and the subsequent issuance of a Termination Notice by Cellectis). It is understood that termination pursuant to this Section 14.2.2 (Termination for Breach) shall be a remedy of last resort and may be invoked only in the case where the breach cannot be reasonably remedied by the payment of money damages.

14.2.3 Termination for Insolvency. If either Party: (a) files for protection under bankruptcy or insolvency laws; (b) makes an assignment for the benefit of creditors; (c) appoints or suffers appointment of a receiver or trustee over substantially all of its property that is not discharged within [***] after such filing; (d) proposes a written agreement of composition or extension of its debts outside the ordinary course of business; (e) proposes or is a party to any dissolution or liquidation outside the ordinary course of business; (f) files a petition under any bankruptcy or insolvency act or has any such petition filed against that is not discharged within [***] of the filing thereof; or (g) admits in writing its inability generally to meet its obligations as they fall due in the general course, then the other Party may terminate this Agreement in its entirety effective immediately upon written notice to such Party.

14.2.4 Alternative Remedy in Lieu of Termination. If, at any time during the Term, AstraZeneca has the right to terminate this Agreement for Cellectis’s material breach pursuant to Section 14.2.2 (Termination for Breach), then AstraZeneca may elect to continue this Agreement as modified by this Section 14.2.4 (Alternative Remedy in Lieu of Termination) by providing written notice to Cellectis, in which case, effective as of the date of such written notice:

(a) the amount of any [***] shall be reduced by [***] of the applicable amount set forth in [***];

(b) [***] shall be equal to [***] of [***];

(c) AstraZeneca’s obligations under [***] shall terminate; and

(d) all other provisions of this Agreement shall remain in full force and effect without change;

For clarity, nothing in the foregoing shall affect AstraZeneca’s rights or remedies with respect to any other breach of this Agreement by Cellectis.

14.3 Effects of Termination.

14.3.1 Termination in its Entirety. In the event of a termination of this Agreement in its entirety for any reason, effective upon the effective date of such termination:

(a) all rights and licenses granted by either Party hereunder shall terminate;

(b) the Parties shall, upon Cellectis’s written request within [***] following the effective date of termination, negotiate in good faith for up to [***] for, or with respect to Candidate Products and Licensed Products [***]. If any such Patent Rights or Know-How are subject to obligations to a Third Party, including the payment of any milestone, royalty, or other amounts as a result of any license granted pursuant to this Section 14.3.1(b), such grant by AstraZeneca shall be conditional on Cellectis agreeing to assume and comply with such obligations. Notwithstanding the foregoing, such Termination in its Entirety Reversion License shall not include any Patent Rights or Know-How that may have been generated by AstraZeneca in relation to any terminated Candidate Product or Licensed Product in combination with another product (other than Patent Rights or Know-How that solely relate to a Candidate Product or Licensed Product that is terminated as a monotherapy) and, if the Candidate Product or Licensed Product that is terminated is being Exploited as a Combination Product, such Termination in its Entirety Reversion License shall not include a license to any Patent Rights or Know-How that Cover or are incorporated into the other component. In all cases, the royalties shall apply retroactively from the effective date of termination;

(c) If, after [***] of good faith negotiations, the Parties cannot agree on the applicable compensation for a Termination in its Entirety Reversion License for a Candidate Product or Licensed Product that has been developed [***] within [***] of initiating good faith negotiations (a “Section 14.3.1(c) Reversion License Dispute”), then such license dispute shall be finally settled by [***];

(d) unless expressly prohibited by any Regulatory Authority, at Cellectis’s written request, AstraZeneca shall transfer control to Cellectis of all Clinical Trials involving Licensed Products being conducted by AstraZeneca as of the effective date of termination and continue to conduct such Clinical Trials, at Cellectis’s cost, for up to a maximum of [***] to enable such transfer to be completed without interruption of any such Clinical Trial; provided, that Cellectis has the resources to adequately conduct such Clinical Trials and to fully indemnify AstraZeneca and its Affiliates and its and their Sublicensees for any Losses incurred in connection therewith and subject to the agreement of the Parties on a license grant and right of reference as set forth in Section 14.3.1(b); and

(e) effective as of the effective date, if any, of the license grant and right of reference contemplated in Section 14.3.1(b), the Licensed Know-How will be deemed the Confidential Information of Cellectis; provided, that Cellectis agrees that AstraZeneca will not be liable for the use by any of its or its Affiliates’ officers, directors, employees, or agents of specific Confidential Information of Cellectis that is retained in the unaided memory of such officer, director, employee, or agent.

14.3.2 Termination for a Terminated Product. In the event of a termination of this Agreement with respect to a Candidate Product (including as a result of a termination with respect to a Research Plan) or a Licensed Product (the “Terminated Product”) (but not in the case of any termination of this Agreement in its entirety), effective upon the effective date of such termination:

(a) all rights and licenses granted by either Party hereunder shall automatically be deemed to be amended to exclude the Terminated Products;

(b) the Parties shall, upon Cellectis’s written request within [***] following the effective date of termination, negotiate in good faith for up to [***] for, or if such Terminated Product has been [***], AstraZeneca shall grant, a non-exclusive, royalty-bearing license grant and right of reference from AstraZeneca to Cellectis, under any Patent Rights or Know-How Controlled by AstraZeneca or any of its Affiliates as of the effective date of termination, the Product Trademarks, and the Regulatory Documentation then Controlled by AstraZeneca that, in each case, are necessary for Cellectis to Develop or Commercialize the Terminated Product(s) (as such products exist as of the effective date of termination), as applicable (a “Terminated Product Reversion License”); provided, that such Terminated Product Reversion License shall not become effective unless and until the Parties reach agreement following good faith negotiations with respect to reasonable compensation to be paid by Cellectis to AstraZeneca in consideration of such Terminated Product Reversion License pursuant to this Section 14.3.2(b) (with respect to Terminated Product(s) that have been developed [***]. If any such Patent Rights or Know-How are subject to obligations to a Third Party, including the payment of any milestone, royalty, or other amounts as a result of any license granted pursuant to this Section 14.3.2(b), such grant by AstraZeneca shall be conditional on Cellectis agreeing to assume and comply with such obligations. Notwithstanding the foregoing, such Terminated Product Reversion License shall not include any Patent Rights or Know-How that may have been generated by AstraZeneca in relation to any Terminated Product in combination with another product (other than Patent Rights or Know-How that solely relate to the Terminated Product as a monotherapy) and, if the Terminated Product is being Exploited as a Combination Product, such Terminated Product Reversion License shall not include a license to any Patent Rights or Know-How that Cover or are incorporated into the other component. In all cases, the royalties shall apply retroactively from the effective date of termination;

(c) If, after [***] of good faith negotiations, the Parties cannot agree on the applicable compensation for a Terminated Product Reversion License for a Terminated Product that has been developed under [***] and does not [***] (a “Section 14.3.2(c) Reversion License Dispute”), then such license dispute shall be finally settled by [***];

(d) unless expressly prohibited by any Regulatory Authority, at Cellectis’s written request, AstraZeneca shall transfer control to Cellectis of all Clinical Trials involving Terminated Product(s) (as such products exist as of the effective date of termination) being conducted by AstraZeneca as of the effective date of termination and continue to conduct such Clinical Trials, at Cellectis’s cost, for up to a maximum of [***] to enable such transfer to be completed without interruption of any such Clinical Trial; provided, that AstraZeneca’s aforementioned obligations shall only apply to the extent that Cellectis has the resources to adequately conduct such Clinical Trials and to fully indemnify the AstraZeneca Indemnitees for any Losses incurred in connection therewith and subject to the agreement of the Parties on a license grant and right of reference as set forth in Section 14.3.2(b); and

(e) effective as of the effective date, if any, of the license grant and right of reference contemplated in Section 14.3.2(b), the Licensed Know-How that specifically relates to the Terminated Product(s) (as such products exist as of the effective date of termination) will be deemed the Confidential Information of Cellectis; provided, that Cellectis agrees that AstraZeneca will not be liable for the use by any of its or its Affiliates’ officers, directors, employees, or agents of specific Confidential Information of Cellectis that is retained in the unaided memory of such officer, director, employee, or agent.

14.4 Survival of Sublicenses. If the licenses granted to AstraZeneca under Section 3.2 (License Grants to AstraZeneca) and the sublicenses thereunder granted to Sublicensees pursuant to any agreement between AstraZeneca and the applicable Sublicensee (each, “Sublicense Agreement”) terminate pursuant to this Article 14 (Term and Termination), then, at the request of any affected Sublicensee within [***]

following the effective date of termination, Cellectis shall, with the reasonable assistance from AstraZeneca (upon Cellectis’s request), enter into a direct license with such Sublicensee, under the Licensed Technology that was previously sublicensed to such Sublicensee, on substantially the same terms as set forth in the Sublicense Agreement (i.e., providing Sublicensee substantially the same rights and obligations, including financial obligations, as included in the Sublicense Agreement); provided, that (i) the Sublicense Agreement was properly granted in compliance with the terms of this Agreement, and (ii) the Sublicensee is in compliance with the terms of such Sublicense Agreement and the applicable provisions of this Agreement. During the pendency of any negotiation of a direct license agreement between Cellectis and the applicable Sublicensee in accordance with this Section 14.4 (Survival of Sublicenses), to ensure no disruption in the rights granted to such Sublicensee, such Sublicensee is hereby licensed to continue to exercise its rights as set forth under such Sublicense Agreement and, during such period, the applicable terms of the Sublicense Agreement shall apply mutatis mutandis to Cellectis rather than AstraZeneca; provided, that Cellectis will not have the right to terminate or otherwise restrict any rights granted to a Sublicensee that is not also in breach of this Agreement or the applicable Sublicense Agreement. Each Sublicensee shall be a third party beneficiary of this Section 14.4 (Survival of Sublicenses).

14.5 Remedies. Except as otherwise expressly provided herein, termination of this Agreement, in whole or in part, in accordance with the provisions hereof shall not limit remedies that may otherwise be available in law or equity.

14.6 Accrued Rights. Termination or expiration of this Agreement (either in its entirety or in part) for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration; provided, that in no event shall Cellectis accrue any rights to, and AstraZeneca shall have no obligation to make, any milestone payment under Section 9.3 (Milestones) based on any milestone event with respect to a Licensed Product that occurs on or after the date of delivery by either Party of any termination notice with respect to such Licensed Product pursuant to Section 14.2 (Termination).

14.7 Surviving Obligations. Termination or expiration of this Agreement shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement. Without limiting the foregoing, Section 6.4 (Right of Reference) (solely in the event of expiration in accordance with Section 14.1.1 (Duration of Term)), Section 9.2 (Cellectis Research Costs) (with respect to any costs accrued prior to expiration or the date of the notice of termination), Section 9.4 (Royalty Payments) (solely with respect to any financial compensation that has accrued prior to expiry or termination in accordance with Section 14.6 (Accrued Rights)), Section 9.6 (Combination Products Adjustment) through Section 9.11 (Financial Records) (in each case solely with respect to any financial compensation that has accrued prior to expiry or termination in accordance with Section 14.6 (Accrued Rights)), Section 9.12 (Audit), Section 9.13 (Right to Offset) (solely with respect to any financial compensation that has accrued prior to expiry or termination in accordance with Section 14.6 (Accrued Rights)), Section 10.1 (Ownership of Intellectual Property), Section 10.3 (Enforcement) (with respect to any action initiated prior to the effective date of expiration or termination), Section 10.4 (Defense), Article 11 (Confidentiality), Section 12.6 (Disclaimer), Article 13 (Indemnification; Limitation of Liability; Insurance), Section 14.1.2 (Perpetual Licenses), Section 14.3 (Effects of Termination) through Section 14.9 (Confidential Information), Article 15 (Miscellaneous), and Article 1 (Definitions) (to the extent definitions are embodied in the foregoing listed Articles and Sections) shall survive the termination or expiration of this Agreement for any reason.

14.8 Sell-Off Right. Notwithstanding the termination of AstraZeneca’s licenses and other rights under this Agreement in its entirety or in part (other than in accordance with Section 14.2.1 (Termination by AstraZeneca)), AstraZeneca will have the right, for [***] after the effective date of such termination, to sell or otherwise dispose of all Licensed Product then in its inventory and any in-progress inventory, subject to the terms and conditions of this Agreement as though this Agreement had not terminated, and such sale or disposition shall not constitute infringement or misappropriation of Cellectis’s or its Affiliates’ Patent Rights, Know-How, or other Intellectual Property Rights or proprietary rights and will, for clarity, be subject to Royalties payments under this Agreement.

14.9 Confidential Information. Upon termination or expiration of this Agreement for any reason, the Receiving Party will destroy all written, electronic, or other materials containing Confidential Information of the Disclosing Party provided to it in connection with this Agreement, including all copies thereof, within [***] of such termination and provide certification of such destruction to the Disclosing Party; provided, that: (a) the Receiving Party may retain [***] copy in its archives solely for the purpose of monitoring its ongoing confidentiality obligations hereunder; and (b) the Receiving Party will not be obligated to destroy such materials containing Confidential Information of the Disclosing Party that are necessary for the Receiving Party to exercise any right or satisfy any obligation of the Receiving Party that survives such termination of this Agreement; provided, that, for clarity, the Receiving Party’s use of such Confidential Information of the Disclosing Party will continue to be subject to the requirements and restrictions set forth in Article 11 (Confidentiality).

Article 15

Miscellaneous

15.1 Dispute Resolution.

15.1.1 Executive Officer Negotiations. Except as provided in Section 4.5 (Decision-Making), Section 9.12.2 (Audit Dispute), and Section 14.3 (Effects of Termination) (solely with respect to any Section 14.3.1(c) Reversion License Dispute or Section 14.3.2(c) Reversion License Dispute), all disputes arising out of, in connection with, or relating to this Agreement or any document or instrument delivered in connection herewith, including with respect to its formation, interpretation, applicability, breach, termination, validity, or enforceability (each, a “Dispute”), shall in the first instance be referred to the Parties’ respective officers designated below (each, an “Executive Officer”) for attempted resolution before instituting binding arbitration in accordance with Section 15.1.2 (Arbitration Procedure):

For AstraZeneca: [***]

For Cellectis:   [***]

Such discussions shall be initiated by one Party transmitting to the other Party in writing a notice of dispute and request for Executive Officer negotiations with respect thereto. If any Dispute remains unresolved [***] after transmission of a written notice of request for Executive Officer negotiations, either Party shall be free to institute binding arbitration in accordance with Section 15.1.2 (Arbitration Procedure) upon written notice to the other Party (an “Arbitration Notice”), which binding arbitration shall be the sole and exclusive manner of resolving any such Dispute.

15.1.2 Arbitration Procedure.

(a) Upon receipt of an Arbitration Notice by a Party, the applicable Dispute shall be resolved by final and binding arbitration in accordance with the then-current Rules of Arbitration of the International Chamber of Commerce (“ICC”) (“ICC Rules”) before a panel of three (3) arbitrators (the “Arbitrators”). The claimant shall nominate an Arbitrator in its demand for arbitration. The respondent shall nominate an Arbitrator within [***] of the receipt of the demand for arbitration. The two (2) Arbitrators nominated by the Parties shall nominate a third (3rd) Arbitrator within [***] after the nomination of the later-nominated Arbitrator. The third (3rd) Arbitrator shall act as chair of the tribunal. If any of the three (3) Arbitrators are not nominated within the time prescribed above, then the ICC shall appoint the Arbitrator(s) in accordance with the ICC Rules.

(b) The place of arbitration shall be New York, New York. The arbitration proceedings shall be conducted in the English language and all correspondence shall be in English. The decision or award rendered by the Arbitrators shall be final and binding on the Parties, and judgment may be entered in any court of competent jurisdiction.

(c) [***].

(d) Nothing contained in this Agreement shall deny any Party the right to seek temporary injunctive or other equitable relief from a court of competent jurisdiction, and such an action may be filed and maintained notwithstanding any ongoing arbitration proceeding. All arbitration proceedings, including the existence thereof, submissions in the proceedings, and decisions of the tribunal under this Section 15.1.2 (Arbitration Procedure), shall be deemed Confidential Information of both Parties. The Parties agree that the ICC shall not publish any arbitration award or order rendered in an arbitration under this Section 15.1.2 (Arbitration Procedure).

(e) In order to facilitate the comprehensive resolution of related Disputes, and upon request of any Party to the arbitration proceeding, the arbitration tribunal may consolidate the arbitration proceeding with any other arbitration proceeding relating to this Agreement or to related agreements (including the CIA). The arbitration tribunal shall not consolidate such arbitrations unless it determines that: (i) there are issues of fact or law common to the proceedings so that a consolidated proceeding would be more efficient than separate proceedings; and (ii) no Party would be prejudiced as a result of such consolidation, through undue delay or otherwise. In the event of different rulings on this question by arbitration tribunals constituted hereunder or under the related agreement(s), the ruling of the tribunal first constituted shall control.

15.2 Governing Law. This Agreement and any issues, disputes, or claims arising out of or in connection with it (whether contractual or non-contractual in nature such as claims in tory, from breach of statute or regulation or otherwise) will be governed by and construed in accordance with the laws of the State of New York without taking into consideration any choice of law principles that would lead to the application of the laws of another jurisdiction.

15.3 Designation of Affiliates. Each Party may discharge any obligations and exercise any rights under this Agreement through delegation of its obligations or rights to any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and will cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement will be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

15.4 Injunctive Relief. Notwithstanding anything to the contrary set forth in this Agreement, the Parties each stipulate and agree that: (a) the other Party’s Confidential Information includes highly sensitive trade secret information; (b) a violation of the licenses granted to AstraZeneca under Section 3.2.2 (License Grant Upon Option Exercise) or a breach of Article 11 (Confidentiality) by a Party with respect to such information may cause irrevocable harm for which monetary damages would not provide a sufficient remedy; and (c) in the case of a breach of Section 3.2.2 (License Grant Upon Option Exercise) or Article 11 (Confidentiality), the non-breaching Party will be entitled to equitable relief (including temporary or permanent restraining orders, specific performance, or other injunctive relief). In addition, and notwithstanding anything to the contrary set forth in this Agreement, in the event of any actual or threatened breach hereunder, the aggrieved Party may seek temporary equitable relief (including temporary restraining orders, specific performance, or other injunctive relief) in support of arbitration from any court of competent jurisdiction without first submitting to the dispute resolution procedures set forth in Section 15.1 (Dispute Resolution).

15.5 Cumulative Remedies. The rights and remedies of the Parties under this Agreement are cumulative and not exclusive and, accordingly, are in addition to and not in lieu of any other rights and remedies of the Parties at law or in equity.

15.6 Notices. Any notice or report required or permitted to be given or made under this Agreement by either Party to the other will be in writing and delivered to the other Party at its address indicated below or to such other address as the addressee will have theretofore furnished: (a) in writing to the addressor by hand, courier, or by registered or certified airmail (postage prepaid), in writing, by registered or certified airmail (postage prepaid); or (b) via electronic mail to the email addresses set forth below:

If to AstraZeneca:	AstraZeneca Ireland Limited
College Business and Technology Park
Blanchardstown, Dublin 15, D15 R925, Ireland
Attention: [***]
Email: [***]

Copy to (which copy will not constitute notice):

Attention: Deputy General Counsel, Corporate Legal
Email: [***]

If to Cellectis:	Cellectis S.A.
8, rue de la Croix Jarry, 75013 Paris, France
Attention: Chief Executive Officer
Email: [***]

Copy to (which copy will not constitute notice):

Cellectis S.A. Attention: General Counsel Email: [***]

All notices will be deemed effective: (a) if by courier, on the Business Day of delivery as evidenced by the courier’s receipt (or if delivered or sent on a non-Business Day, then on the next Business Day); (b) if sent by registered or certified airmail, on the Business Day of receipt as evidenced on the return receipt; or (c) if sent by electronic mail, upon confirmation of successful transmission.

15.7 Amendment; Waiver. This Agreement may be amended, modified, superseded, or cancelled only by a written agreement between the Parties, and any of the terms of this Agreement may be waived only by a written instrument executed by each Party or, in the case of waiver, by the Party waiving compliance. The delay or failure of either Party at any time to require performance of any provisions will in no manner affect the rights at a later time to enforce the same. No waiver by either Party of any condition or of the breach of any term contained in this Agreement, whether by conduct or otherwise, in any one (1) or more instances, will be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

15.8 Assignment and Successors. Neither Party may assign or transfer this Agreement, in whole or in part without the other Party’s prior written consent; provided, that: (a) either Party may assign this Agreement in its entirety without the other Party’s consent to an Affiliate of such Party; (b) [***]; and (c) [***]; provided, that, in each case ((a), (b), and (c)), the assigning Party shall remain fully liable for the performance of its obligations hereunder by such assignee. Any assignment in violation of this Section 15.8 (Assignment and Successors) will be null, void, and of no legal effect. This Agreement will be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors, and permitted assigns.

15.9 Force Majeure. Neither AstraZeneca nor Cellectis will be liable for failure of or delay in performing obligations set forth in this Agreement, and neither will be in breach of its obligations, to the extent such failure or delay is due to a Force Majeure. In event of such Force Majeure, the Party affected will use reasonable efforts to avoid or remove such causes of nonperformance, and will continue to perform hereunder with reasonable dispatch whenever such causes are removed. The Party invoking such Force Majeure rights of this Section 15.9 (Force Majeure) must promptly notify the other Party by courier or overnight dispatch (e.g., Federal Express) within a period of [***] of both the first and last day of the Force Majeure.

15.10 Interpretation. The Parties acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party will not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement will be construed fairly as to each Party and not in a favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement. In addition, except as otherwise explicitly specified to the contrary: (i) references to a section, schedule, or exhibit means a section of, or schedule or exhibit to, this Agreement, unless another agreement is specified, (ii) the word “including” (in its various forms) means “including without limitation,” (iii) the words “shall” and “will” have the same meaning, (iv) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules, or regulations, in each case, as amended or otherwise modified from time-to-time, (v) words in the singular will be held to include the plural and vice versa, and words of one gender will be held to include the other gender as the context requires, (vi) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (vii) references to “days” will mean calendar days, unless otherwise specified, (viii) the word “or” will not be exclusive, unless the context otherwise requires, and shall be construed as the inclusive meaning identified with the phrase “and/or”, (ix) references to “written” or “in writing” include in electronic form, (x) the titles and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement, and (xi) the terms “hereof,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including any schedules or exhibits hereto.

15.11 Integration. This Agreement, together with all exhibits and schedules attached hereto, sets forth the entire agreement with respect to the subject matter hereof and thereof and supersedes all other agreements and understandings between the Parties with respect to such subject matter, including the Confidentiality Agreement.

15.12 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future law and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby: (a) such provision shall be fully severable; (b) this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid, and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and reasonably acceptable to the Parties. To the fullest extent permitted by Applicable Law, each Party hereby waives any provision of law that would render any provision hereof illegal, invalid, or unenforceable in any respect.

15.13 Further Assurances. Each Party agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such additional assignments, agreements, documents, and instruments, as the other Party may at any time and from time-to-time reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto such other Party its rights and remedies under, this Agreement.

15.14 Rights in Bankruptcy. All licenses and rights to licenses granted under or pursuant to this Agreement by Cellectis to AstraZeneca are, and will otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”), licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code and that all Development Milestone Payments, Sales Milestone Payments, and Royalties will be “royalties” under the Bankruptcy Code. The Parties agree that AstraZeneca, as a licensee of such rights under this Agreement, will retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The Parties further agree that, upon commencement of a bankruptcy proceeding by or against Cellectis under the Bankruptcy Code, AstraZeneca will be entitled to a complete duplicate of, or complete access to (as AstraZeneca deems appropriate), all such intellectual property and all embodiments of such intellectual property. Such intellectual property and all embodiments of such intellectual property will be promptly delivered to AstraZeneca: (a) upon any such commencement of a bankruptcy proceeding and upon written request by the AstraZeneca, unless Cellectis elects to continue to perform all of its obligations under this Agreement; or (b) if not delivered under foregoing sub-clause (a), upon the rejection of this Agreement by or on behalf of Cellectis and upon written request by AstraZeneca. Cellectis (in any capacity, including debtor-in-possession) and its successors and assigns (including any trustee) agrees not to interfere with the exercise by AstraZeneca or any its Affiliates of its rights and licenses to such intellectual property and such embodiments of intellectual property in accordance with this Agreement, and agrees to assist AstraZeneca and its Affiliates in obtaining such intellectual property and such embodiments of intellectual property in the possession or control of Third Parties as reasonably necessary or desirable for AstraZeneca to exercise such rights and licenses in accordance with this Agreement. The foregoing provisions shall be without prejudice to any rights that AstraZeneca may have arising under the Bankruptcy Code or other Applicable Law.

15.15 Counterparts. This Agreement may be executed simultaneously in any number of counterparts by digital or telephonic facsimile transmission (including PDF), each of which will be an original and both of which, together, will constitute a single agreement.

15.16 Relationship of the Parties. In entering into this Agreement and performing their respective duties and obligations with respect to the Agreement, the Parties are acting, and intend to be treated, as independent entities, and the activities and resources of each Party shall be managed by such Party, acting independently and in its individual capacity. The relationship between the Parties is that of independent contractors, and neither Party shall have the power to bind or obligate the other Party in any manner. Nothing contained in this Agreement shall be construed or implied to create an agency, partnership, joint venture, fiduciary, or employer-employee relationship between the Parties. Except as otherwise expressly provided in this Agreement, neither Party may make any representation, warranty, or commitment, whether express or implied, on behalf of or incur any charges or expenses for or in the name of the other Party. Neither Party shall hold itself out, or take any action, contrary to the terms of this Section 15.16 (Relationship of the Parties), and neither Party shall become liable due to any such representation, warranty, commitment, act, or omission made by the other Party contrary to the provisions of this Section 15.16 (Relationship of the Parties). Subject to the terms of this Agreement, the activities and resources of each Party shall be managed by such Party, acting independently and in its individual capacity.

15.17 English Language. This Agreement shall be written and executed in and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof and, in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

15.18 No Third Party Beneficiaries. Other than as expressly set forth in Section 14.4 (Survival of Sublicenses), this Agreement is not intended to and shall not be construed to give any Third Party any interest or rights (including any Third Party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

15.19 Change of Control of Cellectis. Cellectis shall provide AstraZeneca with written notice within [***] following the consummation of a Change of Control of Cellectis. If requested in writing by AstraZeneca, Cellectis shall ensure that the activities conducted by Cellectis under this Agreement are not conducted by the Person(s) that become an Affiliate of Cellectis as a result of such Change of Control (collectively, “Cellectis Acquiror”), including by ensuring that Cellectis Acquiror’s personnel do not receive access to: (a) any Know-How (including inventions) that is conceived, discovered, developed, or otherwise made solely or jointly by or on behalf of either Party or any of its Affiliates under this Agreement or any other Confidential Information of AstraZeneca; and (b) any non-public plans or non-public information relating to activities conducted under this Agreement, including any reports provided by AstraZeneca to Cellectis hereunder; provided, that, in each case ((a) and (b)), [***].

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

CELLECTIS S.A.		ASTRAZENECA IRELAND LIMITED

By:	/s/ André Choulika	By:	/s/ Shane Doyle
Name:	André Choulika	Name:	Shane Doyle
Title:	Chief Executive Officer	Title:	SVP Operations

[Signature Page to Joint Research and Collaboration Agreement]

Schedule 1.93

Existing Upstream Licenses

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[***]

Schedule 1.208

[***] Patent Rights

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[***]

Schedule 1.230

[***]

Schedule 2.2.1

Initial Target Pool and Target Encumbrances

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[***]

Schedule 3.6.1

Certain Terms of Existing Upstream Licenses

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[***]

Schedule 12.2

Exceptions to Additional Representations of Cellectis as of the Effective Date

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[***]

Schedule 14.3

[***]